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07020113

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ING Canada Inc

*CURRENT ADDRESS 181 University Ave, 7th Floor
Toronto, Ontario M5H 3M7

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 0 9 2007

THOMSON
FINANCIAL

FILE NO. 82- 35053

FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

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DAT : 1/8/07


ING Canada Inc.
2005 annual report
RECEIVED
People
Passion
Performance

ING

CORPORATE PROFILE

ING Canada is the largest provider of property and casualty insurance in Canada, through the ING Novex, Nordic, Trafalgar, Belair and ING Insurance companies. We provide automobile, property and liability insurance to individuals and small to medium-sized businesses across Canada. An investment management subsidiary manages the invested assets of our insurance subsidiaries.

We enjoy leading positions in all markets where we operate including Ontario, Quebec and Alberta, our three largest markets.

Personal automobile insurance accounts for approximately 50% of our business while personal property comprises roughly 20% and commercial insurance about 30%.

front cover
left to right:

Markeys Delince
belairdirect
Workforce Coordinator,
Quebec

Nathalie Thériault
Commercial Underwriter,
Quebec

David Gale
Manager, Internal
Communications,
Ontario

Punam Makwana
Claims Representative,
Alberta

OUR GOAL

To create a sustainable, superior performance gap, as measured by return on equity, relative to the Canadian property and casualty industry of not less than 500 basis points (5%).

OUR STRATEGY

We intend to leverage the advantages of scale to achieve sophisticated pricing, consistently profitable underwriting and cost-effective and timely claims management.

Fundamental to our strategy is a customer-centric commitment to product innovation, multi-channel access and ease of doing business for policyholders and brokers alike.

Asset management will continue as an internal core competency focused on achieving superior after-tax returns.

OUR PRIORITIES

Our priorities are to:

- introduce improved technologies to make doing business easier and less costly, particularly regarding our direct, Internet-based products;
- reduce claims costs through greater use of preferred providers in settling auto, property and health care claims;
- make accretive domestic acquisitions, as opportunity permits, where our operating strengths can be applied quickly to familiar product lines and geographies.

FINANCIAL HIGHLIGHTS



Combined Ratio*
98.1%
86.0%
86.0%
2003
2004
2005



3,444
3,576
3,905
2003
2004
2005
Direct Premiums Written
($ millions)



Return on Equity
16.5%
40.9%
31.6%
2003
2004
2005



151
624
782
2003
2004
2005
Net Income
($ millions)

(in millions of dollars)	2005	2004	2003
Direct premiums written	$ 3,905	$ 3,576	$ 3,444
Net premiums earned	$ 3,840	$ 3,365	$ 2,761
Total revenue	$ 4,446	$ 3,781	$ 3,015
Net income	$ 782	$ 624	$ 151
Total shareholders' equity	$ 2,893	$ 2,060	$ 989
Debt outstanding	$ 127	$ 256	$ 483
Debt to capital	4.2%	11.1%	32.8%
Claims ratio	56.3%	56.6%	68.1%
Expense ratio	29.7%	29.4%	30.0%
Combined ratio*	86.0%	86.0%	98.1%
Return on equity	31.6%	40.9%	16.5%

* For Property and Casualty insurance subsidiaries. The combined ratio is the sum of claims, claims expenses, commissions, premium taxes and general expenses divided by net premiums earned.

Chairman's Message

Our Strategy Is Working

ING Canada proved its proficiency at implementing its growth strategy in 2005, leading to another year of record results.

The Company's growth strategy, overseen by the Board of Directors, has remained consistent over several years. It is to acquire and build upon ING Canada's scale advantage as the country's leading provider of property and casualty insurance, through both organic growth and acquisitions. This size advantage is in turn applied in several key ways to enhance the quality of the Company's operations and the value it extends to customers.

By virtue of the growth in the scale of its operations, ING Canada has developed high levels of skill and expertise in risk assessment and management across the country. This knowledge translates into sophisticated application of pricing and underwriting, which helps ensure that products are priced fairly for consumers as well as profitably for ING Canada and its shareholders. Scale is also used to advantage in the timely management of claims and the optimal utilization of capital and investments.

Size alone, however, does not guarantee success. In 2005, ING Canada also furthered its customer-centric strategic focus with the introduction of innovative new products and investments to grow its main distribution channels.

Results Are Exceeding Expectations

Through the successful execution of its strategy in 2005, ING Canada continued to reach its goal of outperforming its industry peers, delivering excellent value to shareholders. The Company continued to grow despite a softer premium environment, achieving exceptional earnings while implementing new measures and platforms for future growth.

ING Canada has a lengthy history of successful acquisitions and integrations and demonstrated this yet again last year with Allianz Canada, which was acquired in December of 2004.



"By virtue of the growth in the scale of its operations, ING Canada has developed high levels of skill and expertise in risk assessment and management across the country."

Yves Brouillette
Chairman

The successful integration of Allianz was an excellent example of ING Canada's ability to grow through strategic, well-managed acquisitions. Allianz contributed greatly in 2005 to ING Canada's overall results and to positioning it for further organic growth in the future.

Shareholders Have Been Rewarded

We attracted tremendous support from investors in our first full year as a public company. This constitutes a strong vote of confidence for the Company and the strategic direction of management and the Board of Directors. The Board is responsible for the supervision and guidance of management, with the objective of enhancing value for shareholders and ensuring the Company's long-term growth and viability. In 2005, ING Canada clearly demonstrated to shareholders its commitment to creating measurable, sustainable value.

With its new status as a publicly traded company, the structure and responsibilities of ING Canada's Board and committees expanded.

Active Oversight Remains a Priority

The Board of Directors is actively involved, directly and through its committees, in overseeing all aspects of ING Canada's operations. As a member of one of the world's largest and best-known public financial services companies, ING Canada already maintained before its initial public offering in 2004 a long history of meeting and exceeding best practices in corporate governance. With its new status as a publicly traded company, the structure and responsibilities of ING Canada's Board and committees expanded.

Over the past year, the Board was actively involved in guiding the overall strategic plans of the Company while also continuing to bring independent oversight to key corporate functions such as financial analysis and reporting, compliance, risk assessment and management, as well as human resources and succession planning. We introduced new guiding principles for governance, especially in the context of our relationship with our majority shareholder, and continued to independently assess Directors' performance to ensure we fully meet our obligations to shareholders. We continued to implement procedures to further our commitment to fully meet our expanded public disclosure requirements.

An Exciting Year

It was a busy and exciting year for ING Canada's Directors, senior management and staff. On behalf of the Board and the shareholders we represent, I would like to extend our thanks and appreciation to the entire ING Canada team for another excellent year. I would also like to offer our thanks and warm wishes to Michael Mackenzie, who is retiring from the Board of Directors after ten years of distinguished service. Mr. Mackenzie's insight and breadth of experience have been of great benefit to ING Canada, and his wise counsel will be missed. I would also like to offer thanks and congratulations to Mark Tullis, who has joined the senior management team and will leave the Board of Directors at the year's annual general meeting. Mr. Tullis is succeeding Senior Vice-President and Chief Financial Officer Mike Cunningham, who has elected to retire. To Mr. Cunningham we also offer our sincere thanks and best wishes.

We look forward to continuing to work closely with the management team as ING Canada furthers its commitment to provide shareholders and customers alike with the best possible value in Canada's property and casualty industry.

Yves Brouillette
Chairman

President and CEO's Message

Outperformance Builds a Solid Foundation for Growth

2005 was another strong year for ING Canada, one in which the Company achieved excellent results and positioned itself for continued growth in the Canadian property and casualty insurance industry.

Once again, ING Canada attained levels of performance above the industry average, with a return on equity in 2005 of 31.6%, a 9.2% growth in direct premiums written and a 25.2% increase in net income over 2004 to $781.8 million.

Our strong results in 2005 stemmed from another successful acquisition and our superior skills in pricing, underwriting, claims and asset management. We continue to capitalize and build upon our position as the largest provider of property and casualty insurance in Canada.

The single greatest contributor to our growth in 2005 was Allianz Canada, which we acquired late in 2004. The contribution of Allianz to our earnings was even better than expected, and is reflected throughout the results detailed on the following pages.

With eleven acquisitions over seventeen years, we have proven that we can successfully integrate strategic acquisitions. Through these acquisitions we have gained experience and knowledge and become better at the integration process, making it another of our core competencies. We have also built our internal strengths and our ability to achieve solid growth into the future.

Profitability in 2005 was driven by our investment and underwriting performance.

Profitability in 2005 was driven by our investment and underwriting performance. In automobile insurance, cost containment measures introduced by provincial governments over the past two to three years have been successful. In home insurance, our results were impacted by significant weather-related losses in Alberta, Ontario, and Quebec. Meanwhile, results in commercial lines were affected by a move toward lower premiums while at the same time costs associated with settling claims continued to rise. Our underwriting expertise allows us to adapt to such changes in the marketplace while continuing to deliver superior results and value.

With a large network of underwriting and claims staff across the country, our scale provides us with a better understanding of local market conditions and the particular needs of individual clients. We have the skills and expertise to offer a better value proposition to our clients, with the appropriate products at the right price backed by "customer-centric" service.

We understand that our success is linked with that of our broker partners.

Distribution Is Key

In 2005, we continued to launch new initiatives to strengthen our relationships with brokers and improve their ability to serve customers. We understand that our success is linked with that of our broker partners. Last year we implemented new technology to make brokers' operations more efficient and increase their ease of doing business with us. We expanded our already extensive broker training offerings with new products and small business training programs. And we increased our efforts to conduct joint marketing with brokers, helping them leverage our internationally recognized brand.

The Allianz acquisition brought to our organization a wealth of talented insurance professionals who have further improved the extent of our market knowledge and expertise. We also gained from Allianz's two broker networks, Canada Brokerlink and Grey Power. Added to our existing Equisure Financial Network, these new channels will be major drivers of future growth.

At the same time, through **belairdirect**, we continued to make substantial investments in technology to better serve those customers who choose to do business with us over the Internet. Our goal is to grow **belairdirect** into "the" web insurer in Canada.

We're Customer-centric

Being customer-centric means working hard to anticipate and understand customers' needs and finding new ways to exceed their expectations.

Through research of our customers and brokers, we track our performance and seek new ways to grow and improve. We ask customers what they like about us and how we can do better, and we act on their feedback with innovative new products and services. An example last year was the introduction in Ontario of our Responsible Driver Guarantee, which allows automobile insurance customers one at-fault accident, with no impact on their insurance premiums or driving record with us.

As with underwriting, our size and scale advantage is extended to clients in claims management. Our presence throughout Canada allowed us to make further improvements to claims handling last year, building on one of the best service levels of our industry offered through our Client Service Guarantee. With this Guarantee, we commit to make meaningful contact with a customer within 30 minutes of them calling us so as to provide assistance and advice in case of emergency. If not, we will issue a cheque to the customer in an amount equal to their annual premium up to a maximum of $1000.

We ask customers what they like about us and how we can do better, and we act on their feedback with innovative new products and services.

"Our history of growth and profitability above the industry average demonstrates our ability to withstand industry cycles."

Claude Dussault
President & CEO



Our claims management proficiency, customer focus and financial strength mean we are there for Canadians during major disasters, such as last summer's violent storms. In these cases of multiple, serious losses we are able to call in extra claims staff, emergency specialists and outside adjusters to address damage immediately and help customers recover as quickly as possible.

Our success has in turn allowed us to increase our commitment to Canadian communities, through sponsorship of major events like the ING Ottawa Marathon and the work of the ING Foundation, which focuses on youth initiatives. We are making our presence in Canadian communities better known, while simultaneously growing our reputation and stature in the insurance marketplace.

On the Horizon

Looking ahead to the challenges and opportunities in 2006 and beyond, we are committed to continue to grow at a rate greater than the industry average and to exceed average industry return on equity levels by at least 500 basis points (5%).

Our history of growth and profitability above the industry average demonstrates our ability to withstand industry cycles. And our flexibility as a public company and increased access to capital position us well for additional acquisitions, should appropriate opportunities arise.

In automobile insurance, our industry has made significant improvements in recent years by working collaboratively with regulators and other stakeholders to curb factors contributing to claims inflation while also ensuring customers have adequate coverage. With the success of these reforms, automobile insurance premiums have been reduced. We must now encourage regulators and governments to remain diligent, so that improvements which have stabilized costs remain in place.

In 2006 our scale, skill at core competencies and financial strength will continue to be what allow ING Canada to outperform our industry.

Home insurance has historically been counted on mainly for fire and theft protection, and has been priced accordingly. More and more now, however, home insurance is used for protection against the elements. Stringent health and environmental standards have made water damage repairs more costly, while at the same time many people invest more in the contents and structure of their home. Similar changes in risks and values have appeared in commercial insurance. Our broker partners play a key role in advising customers on how to make sure they have appropriate coverage.

In 2006 our scale, skill at core competencies and financial strength will continue to be what allow ING Canada to outperform our industry. We continue to grow, as a leader in our industry and as an organization. In keeping with our recent growth and future plans, 2006 will see 1,700 of our staff brought together at a new head office facility in Toronto and another 800 employees consolidated at our location in St. Hyacinthe, Quebec.

I would like to thank all of our staff for their dedication and commitment to achieving our ambitious goals. I also wish to thank our customers, brokers and shareholders for their continued confidence in our ability to meet their needs.

Claude Dussault
President & CEO

Off to a Great Start

Our First Year

2005 was our first full year as a public company following our initial public offering and listing on the Toronto Stock Exchange on December 15, 2004.

The year was highlighted by excellent financial results, attributable in part to the smooth integration of Allianz Canada and a significant financial contribution from this recent acquisition.

We also continued our efforts to extend a track record of industry outperformance across all stages of the business cycle.

Allianz immediately became an important contributor to our results.

These efforts put the customer first and include enhancement and expansion of distribution, creation of a differentiated product and service offering and increasing use of technology to make doing business easier for policyholders and distributors.

The Allianz Acquisition Has Been a Winner

Allianz of Canada was purchased in December 2004 and immediately became an important contributor to our results, generating underwriting income of $49 million in 2005. This company was quickly integrated into our existing operations, business retention levels tracked our assumptions and healthy market conditions generally resulted in better than expected earnings.

We welcomed over 1,000 new employees to ING and our subsidiaries from Allianz, and beginning in March, we renewed more than 347,000 Allianz policies on our systems in 2005.

The policy renewal and integration process has been substantially completed.

As well as bringing new talent and clients to ING, Allianz brought additional distribution, including the Canada Brokerlink and Grey Power networks. These channels are now part of a new Affiliated Distribution Network comprising 141 offices and approximately 1,700 staff located throughout Canada.



centre: *Jim Stone* **Broker, Canada Brokerlink**, with CBL customers *Lloyd & Amy Sabas*

"The My Home product puts ING on the cutting edge. No other company offers such a unique service. What a great way to protect our clients! Once again, ING leads the way."

Jim Stone
Broker, Canada Brokerlink, Alberta

The Customer Is King

Leveraging our core competencies of pricing, underwriting and claims management, we will continue in 2006 to differentiate our value proposition.

This will include expanded Internet capabilities at direct distributor **belairdirect** and enhanced customer service to homeowners through roll-out of Property Rely, a network of preferred contractors and suppliers similar to our Auto Rely network of preferred auto body shops.

Our focus on the customer extended to our commercial clients with expansion in 2005 of our small business "AcceL" offering and an improved service proposition to brokers. Results in Ontario were particularly encouraging with insured risks up more than 10%.

As always, customer centricity means being there when we're needed most. We paid out over $2 billion in total auto, property and commercial claims in 2005 including settlement of more than 12,700 claims following torrential rain in the Greater Toronto Area and punishing hail and rain in Alberta last summer.

As we've done many times before in the face of nature's fury, we assembled staff from across Canada in the case of the Alberta storms, to respond immediately to the many people impacted.

Despite occasionally calling on others, we handled 97% of all claims in 2005 through our in-house team of over 1,750 claims personnel. Many of these claims involved our preferred provider network, enabling us to resolve things quickly and cost-effectively. Approximately one-half of our automobile policy claimants took advantage of our Auto Rely network of preferred body shops resulting in expedited service and reduced costs.

94% of our claimants
were satisfied with the claims process and the payments they received.

left to right:
Jeff Martens
Claims Representative, Alberta

Doug Lepan
Commercial Account Executive, Canada Brokerlink, Alberta



"ING is about helping people. We sell a promise, and work hard to keep that promise."

Jeff Martens
Claims Representative, Alberta

We know the little things count too, like having the tow truck bring a rental car on weekends and evenings when an accident leaves a client without wheels, a service we began piloting in Montreal and Ottawa during the year.



Paul Martin
Broker, KRG. Insurance Brokers Inc. Member, ING Ontario Broker Advisory Council

Customer satisfaction surveys during the year indicated that 94% of our claimants were satisfied with the claims process and the payments they received.

Technology Is Our Friend

We spent $109 million or 2.8% of direct written premiums on information technology last year including $64 million on new initiatives. Significant developments in 2005 included:

- Adoption of Allianz' claims management system. This was an added benefit of the acquisition as we were already looking at alternatives to our existing system. The new system is improving workflows, increasing productivity and ensuring consistency in claims handling. This is of no small consequence considering the costs of settling and adjusting claims totalled $2.2 billion or roughly 65% of our total expenses in 2005.
- Leveraging statistics is a key to success in our business. Enhancements to our Data Warehouse made it easier for our claims people and underwriters in the field to access and make practical use of the industry's largest proprietary database.
- A commitment to making **belairdirect** the Internet insurer of choice through an improved value proposition, expanded functionality and closer integration of our web site and call centre.

Leveraging statistics is a key to success in our business.

Taming the Business Cycle

Property and casualty (P&C) insurance is a cyclical business, fluctuating between "hard" markets characterized by higher premium rates and "soft" markets reflecting aggressive pricing and inadequate returns on capital.

For example, a hard auto market was in effect during 1998-2002 pushed by claims inflation resulting from rising health care costs and systemic fraud. This gave rise beginning in 2003 to regulatory reforms in Atlantic Canada, Ontario and Alberta that took costs out of the system and choked inflation. Meaningful premium rate reductions and a softening of the market have followed, although competition has remained rational.

The resulting premium swings tend to cause concern to policyholders, shareholders, regulators and legislators and to us as well.

While cycles tend to play out over five to seven years creating volatility in the medium term, the industry has actually tended toward stability over longer periods. During the past thirty years, for example, the industry's return on equity averaged roughly 10% over this entire period as well as during each decade within this timeframe.

Why do cycles occur and what is ING doing to manage within them?

Cycles take place principally as a result of:

- supply-driven pricing and inefficient capital management;
- the time lag between pricing and confirmation of costs;
- legislative and regulatory processes that tend to increase cycle amplitude.

left to right:
Geneviève Cyrenne
belairdirect
Call Centre
Team Leader,
Quebec

Caroline Turgeon
belairdirect
Call Centre,
Quebec

Rita Roy
belairdirect
Call Centre,
Quebec

Supply-driven Pricing

The Canadian P&C industry has historically had few opportunities to deploy capital outside its ongoing activities, capital which has tended to grow primarily through earnings.

As a result, excess capital generated in hard markets tends to end up increasing competition for business, leading to inadequate pricing and creating soft markets.

Efficient capital management is a priority at ING Canada. And this priority is closely aligned with the discipline we must demonstrate as a public company. The issuance of publicly traded shares additionally provides an acquisition currency which can be used to facilitate industry consolidation and market stabilization. Finally, as a well capitalized company, we are better able to weather cyclical swings in the market.



"A stimulating environment with a young and dynamic team."

Caroline Turgeon
belairdirect Call Centre, Québec

Lag Between Pricing and Cost Confirmation

While policies issued are typically for a one-year term, the basis on which pricing is determined, the time involved in designing and selling a product and the prolonged periods involved in settling a claim can span five years or more.

Pricing is based on actual experience over the preceding three to five years. Automobile insurance rates need to be filed, the product has to be sold, premiums earned and claims made. Bodily injury claims in particular, can take prolonged periods of time to fully settle. This can result in inadequate pricing that doesn't fully consider the longer term costs of doing business.

ING leverages the industry's largest proprietary client database and actuarial staff to "stay ahead of the curve" and avoid major pricing swings and inadequate reserve levels.

ING leverages the industry's largest proprietary client database and actuarial staff to "stay ahead of the curve" and avoid major pricing swings and inadequate reserve levels. Although we're not immune to rapid changes in claims inflation, increased fraud and other negative trends, we have often been able to mitigate the impact relative to the industry's overall experience. For example, over the past 11 years, which includes the difficult 1998 – 2002 period when the industry suffered heavy underwriting losses in Ontario, ING was able to generate a return on equity that was some 750 basis points (7.5%) greater than the industry result.

ING has made a commitment of time and resources to actively engage governments and regulators in a dialogue.

Regulatory and Legislative Intervention

We believe free, open markets that foster competition, product innovation and efficient capital management work best in making insurance coverage affordable and accessible for consumers. Automobile insurance is a compulsory product, the costs and pricing of which are not always fully or widely understood.

Regulatory and legislative intervention has a tendency to amplify cyclical swings by occasionally overreacting to consumer concerns that can be better dealt with by competitive market forces.

ING has made a commitment of time and resources to actively engage governments and regulators in a dialogue and collaborate to achieve a more effective regulatory model that:

- addresses product availability and affordability at the macro level;
- maintains a competitive environment driven by efficient capital management and effective risk management.



Lisette Dagher
IT, Helpdesk Coordinator, Quebec

Gary Lemaire
IT, Systems Analyst, Quebec

Caring by Sharing

At ING Canada we believe success is something that's shared, that investments in our youth and communities yield high returns and that there are initiatives worth sponsoring by one of the world's strongest brands.

At ING Canada we believe success is something that's shared.

Through the ING Foundation, we continued to establish partnerships with community-based organizations that deliver meaningful and sustainable programs aimed at improving the quality of life for Canadian youth.

Our signature program, Youth in Motion's "Top 20 Under 20" celebrated the inspirational achievements and leadership of twenty individuals aged 10 to 19. The program supports the personal and professional development of these youth through a leadership summit and a unique mentoring program.

We also support the communities in which our employees live and work. Our United Way employee matching program was once again a great success. Thanks to the generous contributions of our employees, we were able to present this charity with a gift of $955,000.

Our two main sponsorships, the Montreal Bike Fest and the ING Ottawa Marathon were big hits, attracting some 30,000 cyclists and more than 26,000 participants respectively. The Women in Insurance Cancer Crusade was just one of many beneficiaries of the ING Ottawa Marathon, using the event to raise more than $16,000.

And we expect to do more in 2006.

We have become a Premier Partner of Canada's national speed skating teams, and we will actively participate in the *ING Chances for Children* program, a global initiative in partnership with UNICEF aimed at raising funds to help give 50,000 children in developing countries access to education by the end of 2007.



left to right:
Louise Fournier
Consultant, Communications, Quebec

Stephanie Dotto
Top 20 Under 20 Recipient, Quebec

"ING's support of the Youth in Motion's Top 20 Under 20 program has helped me and the other winners experience an extraordinary opportunity to broaden our horizons, have the benefits of a mentor in our area of interest and help maximize our potential."

Stephanie Dotto
Top 20 Under 20 Recipient, Quebec

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 3, 2006

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes thereto in our Annual Report and our Annual Information Form available at www.sedar.com.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

Certain totals, subtotals and percentages may not agree due to rounding.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry in 2006.

- **Stable claims costs in automobile insurance**: Automobile insurance reforms adopted by various provinces over the last two years continued to be effective in 2005 at containing and stabilizing claims costs. Product availability and affordability have accordingly been restored. Sustainability of these cost containment measures as well as potential rate reductions will continue to be the key performance drivers in 2006.

Industry returns in automobile insurance in 2006 are likely to exceed historical levels.

- **Low frequency of automobile claims**: Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2006. Nevertheless, barring unexpected developments, industry returns in automobile insurance in 2006 are likely to exceed historical levels.
- **Commercial insurance competition**: Commercial insurance continues to be competitive; prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.
- **Non-residential construction cost increases**: Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We are working with our brokers to ensure that our commercial customers retain sufficient coverage.
- **Lower industry growth rates but still strong underwriting profits**: We expect the industry's top-line growth rate for the next 12 months to be below historical levels, and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results in 2006 should exceed historical returns.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Challenges and Strategy

Our strategy continues to be to leverage our scale and core competencies in underwriting, pricing and claims in providing our distributors and policyholders with a superior service and product proposition, leading to sustainable organic growth and industry outperformance.

Longer-term, domestic acquisitions enabling us to increase our market share in existing product lines within existing geographies is an important, complementary aspect of our strategy.

While 2005 extended the strong financial performance we and the industry enjoyed in 2004, key factors in determining future performance will include the ability of provincial reforms to continue to keep costs in check and continuation of historically low levels of claims frequency.

Top-line growth will be a challenge in 2006 as premium rate reductions implemented in prior years continue to work their way through the portfolio.

Legal and constitutional challenges to the caps on compensation for minor injuries enacted by various provinces will be closely monitored. While claims frequency has remained at benign levels, we have seen increased severity of claims in recent quarters, as water and wind damage seem to take a larger toll than in the past. Also, non-residential construction costs are rising faster than premium rates, creating some pressure on margins.

While premium growth will likely be constrained in 2006, we believe that we can continue to generate meaningful increases in the number of risks insured during the year, an important measure of organic growth. We expect organic growth will result from initiatives focused on improved technology, making it easier to do business with us, and by increasing the value of our offerings through service enhancements and product innovation.

We will also continue to use our sophisticated pricing and underwriting approach, together with our strong in-house claims capability, to closely monitor the nature of losses incurred to ensure our products provide for appropriate levels and types of coverage priced in accordance with the risks assumed.

Creating Value for Shareholders

As we did in 2004, we exceeded by a wide margin in 2005 our objective of outperforming the industry's return on equity (ROE) by at least 500 basis points (5%).

The 35.2% ROE achieved by our insurance subsidiaries in 2005 compared to a Canadian property and casualty industry return of 17.0% for federally regulated P&C companies. During the period 1995 through 2005, the ROE of our insurance subsidiaries averaged 17.4%, exceeding the corresponding industry average of 9.9% by 7.5 percentage points.

We believe this track record of consistent outperformance and value creation fundamentally speaks to the advantages of scale and the importance of an underwriting culture and capability.

ROE* Performance of our Insurance Subsidiaries Compared to the P&C Insurance Industry


ING Canada
P&C Insurance Industry
ROE %
40
35
30
25
20
15
10
5
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

* Excludes ROE of our non-insurance companies.
Source: Insurance Bureau of Canada; Office of the Superintendent of Financial Institutions for 2005 industry ROE.
Company reports for ING Canada ROEs.

Net income for the year ended Dec. 31, 2005 was **$781.8 million** an increase of **25.2%** from $624.2 million for the year ended Dec. 31, 2004.

Overall Performance

Net Income

Net income for the year ended December 31, 2005 was $781.8 million, an increase of $157.6 million, or 25.2%, from $624.2 million for the year ended December 31, 2004.

These results are driven by: (1) continued strong underwriting income, particularly in personal automobile, despite the impact of increased catastrophe claims, most notably in personal property, (2) actual claims experience being less than previously reserved for, creating redundant reserves to the benefit of earnings and (3) robust investment results.

The following table presents the major changes in net income for the year ended December 31, 2005 from the prior year.

Year ended December 31 (in millions of dollars)		**2005**
2004 Net income		$ 624.2
Prior year claims development (excluding pools)*	113.6	
Allianz	25.8	
Current accident year*	(54.0)	
Industry pools*	(8.0)	
Catastrophes*	(33.1)	
Underwriting income		44.3
Investment income		32.9
Realized investment and other gains		77.5
Other		2.9
2005 Net income		$ 781.8

* excluding Allianz



Jetse de Vries
Chief Operating Officer,
Western Region

Shareholders' Equity

Shareholders' equity increased by $833.0 million, or 40.4%, to $2,892.6 million in 2005 compared to $2,059.6 million at December 31, 2004. This increase reflects net income of $781.8 million plus $131.6 million in additional proceeds from our December 2004 initial public offering received in January 2005 less $86.9 million in dividends ($0.65 per share) paid during the year.

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

Underwriting Income


$537.7
$470.0
2004
2005

Year ended December 31 (in millions of dollars, except per share data)	**2005**	2004	2003
Direct premiums written	**$ 3,904.9**	$ 3,575.9	$ 3,443.8
Total revenue	**4,446.1**	3,780.9	3,015.4
Underwriting income	**537.7**	470.0	51.7
Net income	**781.8**	624.2	150.5
Dividends per common share	**0.65**	0.0	0.0
Earnings per share (in dollars):			
Basic	**5.85**	6.51	1.61
Diluted	**5.85**	6.49	1.61

As at December 31	**2005**	2004
Investments	**$ 6,721.0**	$ 6,285.1
Total assets	**9,926.5**	9,663.1
Debt outstanding	**127.0**	256.2
Total shareholders' equity	**2,892.6**	2,059.6

Shareholders' equity increased by **$833.0 million** or 40.4%, to **$2,892.6 million** in 2005.

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

Year ended December 31	**2005**	2004	2003
Claims ratio (1)	**56.3%**	56.6%	68.1%
Expense ratio (2)	**29.7%**	29.4%	30.0%
Combined ratio (3)	**86.0%**	86.0%	98.1%
ROE (4)	**31.6%**	40.9%	16.5%
ROE of our P&C insurance subsidiaries (5)	**35.2%**	39.6%	15.5%

(1) Claims and claims expenses incurred, net of reinsurance during a defined period and expressed as a percentage of net premium earned for the same period. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Expense including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses are individual ratios expressed as a percentage of net earned premiums. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity (ROE) is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Direct Premiums Written

Direct premiums written increased $329.0 million, or 9.2%, in 2005. Allianz contributed $423.5 million more in direct premiums than last year. Results in 2004 included one month only of Allianz. Premium growth was lower due to reduced premiums from industry pools of $104.2 million.

A key non-GAAP measure of our growth is written insured risks defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

A key non-GAAP measure of our growth is written insured risks defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

The number of written insured risks increased 14.6% in 2005 over 2004. The increase excluding Allianz, representing organic growth, was 3.4% in 2005.

Premium growth excluding Allianz was unable to keep pace with the growth in insured risks given lower average premiums, largely due to rate reductions in personal automobile insurance averaging 7.5% for 2005.

Revenue

Revenue increased by $665.2 million, or 17.6%, to $4,446.1 million in 2005 compared to $3,780.9 million in 2004.

The following table presents the major changes between 2004 and 2005.

Year ended December 31 (in millions of dollars)	
Net premiums earned	$ 475.6
Investment income	71.5
Realized investment and other gains	91.1
Commission and advisory fees	27.0
Increase in revenue	$ 665.2

Net premiums earned increased by $475.6 million, or 14.1%, to $3,840.2 million in 2005 from $3,364.6 million in 2004. Allianz accounted for practically all of this increase, or $461.2 million in 2005. Lower earned premiums from industry pools (3.6%) and earned premium rate reductions averaging 6.9% in personal automobile insurance reduced earned premium growth in 2005.



Debbie Coull-Cicchini
Chief Operating Officer,
Ontario Region

Net unrealized gains of **$304.3 million** at year-end 2005, however, were **$62.1 million** greater than last year.

Investment income was $338.5 million in 2005, an increase of $71.5 million, or 26.8%, from the $267.0 million reported in 2004. Growth in invested assets from the Allianz acquisition of $1,061.5 million and retained profits of $694.9 million in the last year were the main contributing factors to higher investment income.

Realized investment gains in the equity and fixed income portfolios increased revenue by $91.1 million for 2005. Net unrealized gains of $304.3 million at year-end 2005, however, were $62.1 million greater than last year. The growth in realized gains comes primarily from $53.3 million in fixed income securities resulting from a repositioning of the portfolio to improve the efficiency of managing fixed income securities. The increase in our gains on common stock of $31.4 million reflects $19.0 million of gains from the sale of seed capital in ING mutual funds.

Commission and advisory fees increased by $27.0 million in 2005. The increase is related entirely to the addition of Canada Brokerlink, part of the Allianz acquisition.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses) increased by $67.7 million to $537.7 million in 2005 yielding a claims ratio of 56.3% which is 0.3 percentage point lower than last year. The improvement in the claims ratio was offset by an equal increase in the expense ratio, resulting in a combined ratio of 86.0% for both 2005 and 2004.

The increase in underwriting income was due to:

Year ended December 31 (in millions of dollars)	
Prior year claims development excluding items below:	$ 173.5
Allianz acquisition	39.4
Catastrophes*	(50.5)
Industry pools*	(12.2)
Current accident year*	(82.5)
Total	$ 67.7

* excludes Allianz

Personal automobile continued to be the biggest contributor to underwriting income, accounting for $411.5 million in income in 2005 (2004: $292.0 million). The combined ratio for personal automobile decreased from 82.9% in 2004 to 78.8% in 2005. The personal automobile portfolio, including Allianz but excluding pools, benefited from favourable claims development of $161.2 million in 2005, primarily the result of automobile reforms and continued low frequency, which offset the decrease in underwriting results from industry pools.

Personal automobile continued to be the biggest contributor to underwriting income, accounting for **$411.5 million** in income in 2005.

Industry pools consist of the so-called "residual market" as well as risk-sharing pools (RSP) in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. During 2005, the premiums transferred to us decreased in the residual market and transfers both to and from the RSP increased, primarily in Alberta. Transfers in and out of these pools including Allianz during the year, on balance, resulted in $8.1 million less underwriting income from pools in 2005 than we had in 2004. These transfers also reduced the amount of our reported net written premiums and eventually the net earned premiums.

Significant Transactions

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34.9 million common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised subsequent to December 31, 2004 upon which 5.2 million additional common shares were issued and net proceeds were received of $129.2 million. ING Groep remains the controlling shareholder with 70% of the shares issued and outstanding.

Acquisition of Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies; Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada as well as a network of insurance brokerages; Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The acquired operations have been integrated as planned (see note 19 of the accompanying audited consolidated financial statements).

The transaction was recorded with an effective date of November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statements of income for the year ended December 31, 2004. In 2005 Allianz contributed direct premiums written of $483.3 million (2004: $59.8 million), net premiums earned of $511.3 million (2004: $50.1 million) and underwriting income of $49.4 million (2004: $10.0 million).

The "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the acquisition as it was subject to a 100% quota share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") in September 2005.

Consequently, the AGR business had no net impact on the consolidated statement of income of the Company.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
Direct premiums written	**$ 905.0**	**$1,006.5**	**$1,171.4**	**$ 821.9**	$ 883.0	$ 921.6	$1,043.4	$ 727.8
Total revenues	**1,111.6**	**1,123.3**	**1,112.3**	**1,098.8**	1,004.7	919.7	900.9	955.6
Underwriting income	**126.3**	**116.7**	**179.8**	**114.9**	118.4	133.7	174.5	43.4
Income before income taxes	**269.3**	**269.3**	**323.6**	**228.6**	229.7	217.1	238.6	170.4
Net income	**196.9**	**202.8**	**223.6**	**158.5**	173.1	163.6	172.3	115.1
Combined ratio	**86.9**	**87.7**	**81.2**	**88.1**	86.7	83.9	78.9	94.7
Seasonal indicator (1)	**1.01**	**1.02**	**0.94**	**1.02**	1.01	0.98	0.92	1.10
Earnings per share								
Basic	**1.47**	**1.52**	**1.67**	**1.19**	1.69	1.75	1.84	1.23
Diluted	**1.47**	**1.52**	**1.67**	**1.19**	1.67	1.75	1.84	1.23
Earnings per adjusted share (2)								
Basic pro-forma	**1.47**	**1.52**	**1.67**	**1.19**	1.35	1.27	1.34	0.90
Diluted pro-forma	**1.47**	**1.52**	**1.67**	**1.19**	1.29	1.22	1.29	0.86

(1) The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

(2) To facilitate comparison between performance in 2004 and 2005, management calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005, and calculates diluted earnings per adjusted share as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Underwriting Income

Personal insurance


$382.1
$339.2
2004
2005

Commercial insurance


$155.6
$130.8
2004
2005

Segmented Information

We report our results on the basis of five segments consisting of the three segments of our property and casualty (P&C) insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

Year ended December 31 (in millions of dollars)	**2005**	2004	2003
Revenue			
Net premiums earned			
Personal insurance	**$ 2,680.7**	$ 2,343.5	$ 1,828.7
Commercial insurance	**1,159.5**	1,021.1	932.2
Total net premiums earned	**3,840.2**	3,364.6	2,760.9
Investments	**323.2**	256.7	208.8
Total P&C insurance	**$ 4,163.4**	$ 3,621.3	$ 2,969.7
Corporate and other	**59.2**	27.2	13.6
Realized investment and other gains	**223.5**	132.4	32.1
Total revenue	**$ 4,446.1**	$ 3,780.9	$ 3,015.4
Income before income taxes			
Underwriting income			
Personal insurance	**$ 382.1**	$ 339.2	$ (35.5)
Commercial insurance	**155.6**	130.8	87.2
Total underwriting income	**537.7**	470.0	51.7
Investments	**300.7**	247.0	200.5
Total P&C insurance	**$ 838.4**	$ 717.0	$ 252.2
Corporate and other	**29.0**	6.4	(57.3)
Realized investment and other gains	**223.5**	132.4	32.1
Total income before income taxes	**$ 1,090.9**	$ 855.8	$ 227.0

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

Year ended December 31 (in millions of dollars)	2005	2004	2003
Direct premiums written:			
Personal automobile	$ 1,877.0	$ 1,714.2	$ 1,724.0
Personal property	779.9	701.0	624.1
Total direct premiums written	$ 2,656.9	$ 2,415.2	$ 2,348.1
Net premiums earned	$ 2,680.7	$ 2,343.5	$ 1,828.7
Expenses:			
Claims and loss adjustment expenses	1,550.5	1,375.5	1,342.8
Commissions	433.2	380.0	299.8
Premium taxes	91.8	80.1	69.2
General expenses	223.0	168.7	152.4
Total expenses	2,298.5	2,004.3	1,864.2
Underwriting income	$ 382.1	$ 339.2	$ (35.5)
Ratios:			
Claims ratio	57.8%	58.7%	73.4%
Commissions ratio	16.2%	16.2%	16.4%
Premium taxes ratio	3.4%	3.4%	3.8%
General expense ratio	8.3%	7.2%	8.3%
Combined ratio	85.7%	85.5%	101.9%

Direct premiums written in personal automobile insurance reflect an average rate reduction of approximately

7.5%

in 2005.

Direct Premiums Written

Direct premiums written increased by $241.7 million, or 10.0%, in 2005. Allianz accounted for a 13.5% increase in 2005. Lower year-over-year premiums from industry automobile pools, excluding Allianz, reduced premium growth by 4.3% in 2005.

The number of written insured risks for personal property increased by 10.7% in 2005. The growth in insured risks, excluding Allianz, representing organic growth was 2.7% in 2005.

The number of written insured risks for personal auto increased by 19.2% in 2005. The growth in insured risks, excluding Allianz, representing organic growth was 4.8% in 2005. Direct premiums written in personal automobile insurance reflect an average rate reduction of approximately 7.5% in 2005.

For the personal insurance segment the number of written insured risks increased by 15.6% in 2005. The growth in insured risks, excluding Allianz, representing organic growth, was 3.9% in 2005.



Alan Blair
Chief Operating Officer,
Atlantic Region

Net Premiums Earned

Net premiums earned increased by $337.2 million, or 14.4%, in 2005. Allianz accounted for a 15.0% increase, or all of the improvement in 2005. Lower year-over-year earned premiums from industry automobile pools reduced premium growth by 3.6% in 2005 while premium rate reductions in personal automobile further reduced premium growth by 6.9% during the year.

Underwriting Income

Underwriting income from the personal insurance segment increased by $43.0 million in 2005 despite an increase in the combined ratio of 0.2 percentage points compared to 2004. The personal insurance segment increased by $374.8 million in 2004 compared to 2003 due to an improvement in the combined ratio of personal automobile from 105.9% to 82.9% arising from the impact of rate increases, automobile reforms and reduced frequency.

Underwriting income from the personal property decreased by $76.6 million in 2005 on an increase in the combined ratio of 11.5 percentage points. Catastrophes occurring in Q2 05 and Q3 05 reduced underwriting income by $36.3 million and class actions reduced underwriting income by $14.7 million in Q4 05. These events increased the combined ratio by 6.3 percentage points. We saw increased storm activity in 2005 and an increase in our retention of individual catastrophe exposure from $5.0 million in 2004 to $17.5 million in 2005 which negatively impacted results.

Underwriting income from personal automobile increased by $119.5 million in 2005 along with a reduction in the combined ratio of 4.1 percentage points. Frequency in 2005 was lower than in 2004. The current accident year loss ratio, defined as claims and claims expenses incurred during the current year excluding all other claims and claims expenses related to prior years incurred during the calendar year expressed as a percentage of net premium earned, is very similar in 2005 to that of 2004 even though the earned premium has decreased. Favourable claims development contributed $161.2 million of the annual increase in personal automobile underwriting income.

Our personal insurance expense ratio was 27.9% for 2005 compared to 26.8% in 2004.

The commission ratio was 16.2% for both 2005 and 2004. Lower profit-sharing commissions led to a 0.2 percentage point decrease which offset an increase in regular and pool commissions. Profit-sharing commissions were $83.9 million for 2005 (2004: $78.0 million).

The general expense ratio increased by 1.1 percentage points from 7.2% in 2004 to 8.3% in 2005 due to lower fees from the service carrier operated on behalf of the Facility Association of $20.0 million, Allianz transition expenses of $6.3 million, and increased expenses, primarily marketing and incentive compensation of $3.7 million.

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

Year ended December 31 (in millions of dollars)	2005	2004	2003
Direct premiums written:			
Commercial automobile	$ 330.4	$ 301.0	$ 291.0
Commercial other	917.6	859.7	804.7
Total direct premiums written	$ 1,248.0	$ 1,160.7	$ 1,095.7
Net premiums earned	$ 1,159.5	$ 1,021.1	$ 932.2
Expenses:			
Claims and loss adjustment expenses	611.2	530.0	538.1
Commissions	241.0	232.6	182.5
Premium taxes	41.9	36.7	34.0
General expenses	109.8	91.0	90.4
Total expenses	1,003.9	890.3	845.0
Underwriting income	$ 155.6	$ 130.8	$ 87.2
Ratios:			
Claims ratio	52.7%	51.9%	57.7%
Commissions ratio	20.8%	22.8%	19.6%
Premium taxes ratio	3.6%	3.6%	3.6%
General expense ratio	9.5%	8.9%	9.7%
Combined ratio	86.6%	87.2%	90.6%

Direct Premiums Written

Direct premiums written increased by $84.9 million, or 7.4%, in 2005 excluding the AGR business (see note 6 to the audited consolidated financial statements). Allianz accounted for growth of 8.2%. The number of insured risks remained the same as in 2004 after excluding Allianz and the sale of books of business.

Underwriting income from commercial insurance increased **$24.8 million** in 2005.

Net Premiums Earned

Net premiums earned increased by $138.4 million, or 13.6%, in 2005. Allianz accounted for the majority (12.1%) of this increase.

Underwriting Income

Underwriting income from commercial insurance increased $24.8 million in 2005 on a decrease in the combined ratio of 0.6 percentage points. Favourable claims development of $66.5 million more than offset the impact from catastrophes of $17.4 million and higher severity in the current accident year.

Our commercial insurance expense ratio was 33.9% in 2005 compared to 35.3% in 2004. A decrease of 2.0 percentage points in the commission ratio was due to lower profit-sharing commissions of 1.5 percentage points and higher ceded commissions of 0.5 percentage points.

The general expense ratio increased by 0.6 percentage points from 8.9% in 2004 to 9.5% in 2005 due to increased expenses of $3.4 million and Allianz's transition expenses of $3.1 million.

Investment Income

The following table presents the results of our investment segment.

Year ended December 31 (in millions of dollars)	2005	2004	2003
Interest income	$ 203.6	$ 154.9	$ 109.1
Dividend income	117.0	98.7	94.5
Other	2.7	3.1	5.2
Investment income from P&C subsidiaries	$ 323.3	$ 256.7	$ 208.8
Investment expenses	(22.5)	(9.7)	(8.3)
Investment income from P&C subsidiaries before income taxes	$ 300.8	$ 247.0	$ 200.5

Investment income increased by $66.6 million, or 25.9%, to $323.3 million in 2005. Interest income of $14.5 million related to the 2001 Portfolio Purchase is included in the 2005 results. (The 2001 Portfolio Purchase refers to an agreement entered into with Zurich Insurance Company to acquire its personal and small and medium-size commercial business and, in turn, sell our large size commercial lines business.) Investment income in 2004 is higher than in 2003 due to the transfer of investments of $665.0 million from reinsurers related to a 100% quota-share treaty commuted as at January 1, 2004.

Average pre-tax yield was 5.1% for 2005 compared to 5.3% in 2004. These yields exclude realized investment gains and losses and interest income related to the 2001 Portfolio Purchase.

Investment expenses totalled $22.5 million in 2005 compared to $9.7 million in 2004. This growth is due to increased assets from the Allianz acquisition and an increase in asset management charges as of January 1, 2005 to better reflect current market costs. These charges of $18.8 million are paid to our in-house investment operations. An equivalent amount is reported as a negative expense in the corporate and other segment with both entries eliminated on consolidation of the financial statements.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

Year ended December 31 (in millions of dollars)	2005	2004	2003
Investment income	$ 15.3	$ 10.3	$ 5.1
Commission and advisory fees	43.9	16.9	8.4
Revenue	59.2	27.2	13.5
Commissions	(27.9)	1.8	27.9
General expenses	50.0	7.3	30.5
Interest on debt	8.0	11.7	12.6
Expenses	30.1	20.8	70.9
Income before income taxes	$ 29.1	$ 6.4	$ (57.4)

Corporate and other revenue increased $32.0 million in 2005. The increase in 2005 was due largely to commission income from Canada Brokerlink (part of the Allianz acquisition) of $25.7 million, increased revenue from Equisure of $1.8 million and increased interest income of $4.6 million.

Commission expenses were lower, however, due to non-recurring commissions of ($4.3) million in 2004. Higher brokerage commissions earned from our insurance companies of $26.0 million in 2005 were offset in the commission expenses of this segment. Commission in 2003 included $25.8 million related to the 2001 Portfolio Purchase.

Higher general expenses of $42.7 million in 2005 were due mostly to Canada Brokerlink expenses. General expenses in 2003 included $16.0 million related to the 2001 Portfolio Purchase.

Realized Investment and Other Gains

The following table presents realized investment and other gains (losses).

Realized investment and other gains


$223.5
$132.4
2004
2005

After-tax Total


$169.4
$91.9
2004
2005

Year ended December 31 (in millions of dollars)	2005	2004	2003
Realized investment and other gains (losses)			
Fixed income	$ **87.9**	$ 34.6	$ 36.2
Preferred shares	**(4.8)**	(6.3)	24.4
Common shares	**131.5**	100.1	(3.2)
Other	**8.9**	4.0	(25.3)
Total	$ **223.5**	$ 132.4	$ 32.1
After-tax total	$ **169.4**	$ 91.9	$ 6.5

Realized investment and other gains increased by $91.1 million in 2005 on the strength of $53.3 million in fixed income portfolio gains. Share gains include gains from the sale of seed capital in ING mutual funds in 2005 of $19.0 million, which offset higher impairment charges of $3.6 million. Other includes gains of $8.9 million in 2005 on the sale of books of business aggregating $6.4 million and a gain of $2.5 million on the transfer and sale of mutual funds.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders. As at December 31, 2004, premium receivables from brokers stood at $163.8 million and $1,076.0 million from policyholders.

Other receivables comprised $195.0 million (2004: $202.8 million) from the Facility Association and other industry pools, $31.3 million (2004: $137.3 million) from other insurers and $43.2 million (2004: $62.5 million) from other.

Investments

We have an investment policy that seeks to provide an attractive risk-return profile over the medium to long term. In developing our investment policy, we take into account the current and expected condition of capital markets, the historic return profiles of various asset classes and the variability of those returns over time, the availability of assets, diversification needs and benefits, regulatory capital required to support the various asset types, security ratings and other material variables likely to effect the overall performance of our investment portfolio. The overall risk profile of our investment portfolio is designed to balance the investment return needs of our liabilities while optimizing the investment opportunities available in the marketplace. Management monitors and enforces compliance with our investment policy. The majority of our investment portfolio is invested in well-established, active and liquid markets. Fair value for most investments is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Our investment portfolio is managed on a total return basis which views realized gains and losses as important and recurring components of the return on investments and consequently of income, although the timing of realizing gains or losses may be unpredictable. Our portfolio construction methodology takes into account the availability and liquidity of potential investments. We also set constraints by economic sector and by investment strategy to provide diversification across industries. We believe this diversification of exposure across a range of business sectors provides positive investment benefits. At the same time, economic difficulties concentrated in a select business sector are dampened.

Due to potential tax ramifications of these strategies, specific focus is placed on the management of the portfolio to optimize the after-tax total return.

Our investment objectives remain consistent with those in 2004. Beginning in 2006, we are expanding the investment options to include investment grade international bonds and the use of derivatives to support the management of the duration of our fixed income portfolio. The duration has moved from 6.3 years at December 31, 2005 to 4.3 years at January 31, 2006. This more closely aligns our investment duration with the duration of our liabilities. We do not intend to match exactly but will target duration of 4.0 to 4.5 years. We have lowered the duration by trading the portfolio and through limited use of derivatives. The relatively flat yield curve has allowed us to reposition the portfolio with only a modest drop in yield.

The following table presents our cash and invested assets as at December 31, 2005 and December 31, 2004.

	As at December 31, 2005			As at December 31, 2004		
(in millions of dollars)	Book value (BV)	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	**$ 341.1**	**4.8%**	**$ 341.1**	$ 82.5	1.3%	$ 82.5
Short-term notes	**440.4**	**6.2%**	**440.4**	274.7	4.3%	274.7
Fixed income securities[1]	**3,520.8**	**49.9%**	**3,595.8**	3,685.1	57.9%	3,776.5
Commercial mortgages	**70.4**	**1.0%**	**73.1**	78.7	1.2%	83.3
Preferred shares	**1,257.3**	**17.8%**	**1,319.9**	1,069.6	16.8%	1,136.3
Common shares[1]	**1,266.5**	**17.9%**	**1,430.4**	997.7	15.7%	1,077.2
Other investments	**165.6**	**2.4%**	**165.6**	179.3	2.8%	179.3
Total investments and cash	**$ 7,062.1**	**100.0%**	**$ 7,366.3**	$ 6,367.6	100.0%	$ 6,609.8

(1) Fixed income securities and common shares include our seed capital investment in ING mutual funds, with a book value of $155.0 million as at December 31, 2004. Due to the sale of our mutual fund operations, there were no such investments as at December 31, 2005.

As at December 31, 2005, the weighted average rating of our fixed income portfolio was AA, and the weighted average rating of our preferred share portfolio was P2.

Cash and cash equivalents and investments increased by $694.5 million, or 10.9%, to $7.06 billion in 2005. This increase results from higher income from operations, an interim settlement of $116.9 million from the 2001 Portfolio Purchase and the receipt of $173.5 million of investment funds transferred from the Facility Association. These transferred funds are not needed by the association in the short term; however, they will eventually be returned to the association to pay claims related to the funds.

Other investments consisted of loans to brokers with a book value of $151.4 million as at December 31, 2005 ($156.3 million as at December 31, 2004), investments in brokerages with a book value of $14.2 million as at December 31, 2005 ($13.4 million as at December 31, 2004) and other commercial loans with a book value of nil as at December 31, 2005 ($9.6 million as at December 31, 2004).

The following table sets forth our exposure to the ten largest industrial sectors for our combined fixed income securities and preferred and common share portfolios as at December 31, 2005 and 2004.

(in millions of dollars)	As at December 31, 2005			As at December 31, 2004		
	BV	% of BV	Fair value	BV	% of BV	Fair value
Banks	$ 827.8	12.3%	$ 895.2	$ 636.2	10.1%	$ 674.1
Diversified financial services	701.2	10.4%	734.3	1,326.3	21.1%	1,384.5
Utilities	449.7	6.7%	482.1	435.3	6.9%	461.9
Insurance	361.2	5.4%	392.3	246.3	3.9%	266.7
Telecommunication services	286.9	4.3%	284.7	292.8	4.7%	299.2
Oil and gas	274.1	4.1%	300.4	184.3	2.9%	188.7
Special purpose	252.3	3.8%	257.8	152.0	2.4%	155.5
Real estate	248.8	3.7%	274.2	124.7	2.0%	132.3
Media	121.6	1.8%	121.3	106.8	1.7%	109.6
Food & drug retail	76.8	1.1%	80.0	52.2	0.8%	54.7
Total top ten sectors	$ 3,600.4	53.6%	$ 3,822.2	$ 3,556.9	56.6%	$ 3,727.2
Government	2,043.5	30.4%	2,091.5	2,075.5	33.0%	2,124.7
Other	1,077.1	16.0%	1,111.6	652.7	10.4%	675.4
Total investment assets	$ 6,721.0	100.0%	$ 7,025.3	$ 6,285.1	100.0%	$ 6,527.3

As at December 31, 2005, the weighted average rating of our fixed income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately $16.1 million of securities with a rating below investment grade or not rated were included in the fixed income and preferred share portfolios at December 31, 2005, compared to $42.9 million as at December 31, 2004.

The following graphs set forth our fixed income portfolio by credit quality as at December 31, 2005 and 2004.

Fixed Income by Credit Quality
as at December 31, 2005
Carrying Value


BB
0.0%
B
0.1%
BBB
4.3%
<B
0.0%
A
28.1%
AAA
45.1%
AA
22.4%

Fixed Income by Credit Quality
as at December 31, 2004
Carrying Value


BB
0.2%
B
0.0%
BBB
4.8%
<B
0.0%
A
33.9%
AAA
38.5%
AA
22.6%

Exposure to the preferred share asset class contributes positively to the overall after-tax return of the investment portfolio. Our continuing profitability allows for material exposure to preferred shares in our investment portfolio and enables us to realize the benefit of receiving preferred shares dividends on a tax-free basis. The following charts set forth our preferred share portfolio by credit quality as at December 31, 2005 and 2004.

Preferred Shares by Credit Quality
as at December 31, 2005
Carrying Value


P5
0.9%
P4
0.1%
P3
12.9%
P1
45.7%
P2
40.4%

Preferred Shares by Credit Quality
as at December 31, 2004
Carrying Value


P5
1.2%
P4
0.4%
P3
15.6%
P1
40.5%
P2
42.3%

Common equity exposure focuses primarily on high dividend paying equities. We seek enhanced return by identifying and investing in shares likely to increase their dividends or pay a special one-time dividend. We undertake intensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investment candidates most likely to increase dividends paid. We also manage the equity portfolios to achieve additional dividend payouts. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental effects on the return profile of the equity investments.

Favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable and continued low frequency of claims. Both factors have been more favourable than anticipated.



Gilles Roy
Chief Operating Officer,
Quebec Region

Unpaid Claims and Adjustment Expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at December 31, 2005 decreased by $44.7 million, or 1.3%, to $3,491.1 million in 2005. The main contributing factors were the attrition, as expected, of the acquired Allianz business plus increased transfers to the automobile pools of $66.0 million and favourable claims experience partially offset by an increased assumed share of pools of $28.0 million.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Compared to December 2004, discount rates have been reduced by approximately 25 basis points, from an average rate of 4.86% to 4.63%, thereby reducing the impact of discounting in 2005. The amount of the discount as a percentage of claims liabilities decreased from 10.2% at December 31, 2004 to 9.7% at December 31, 2005. The provisions for adverse deviation were set on a basis consistent with those used at year-end 2004. The amount of the provision of adverse deviation as a percentage of claims liabilities increased from 11.6% at December 31, 2004 to 11.7% at the end of 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005 and 1.4% at 2004).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable and continued low frequency of claims. Both factors have been more favourable than anticipated.

Claims Development Excluding Allianz

Excluding Allianz, the favourable reserve development of all prior accident years during 2005 was $236.9 million, or 8.3% ($70.5 million in 2004), with every accident year except 1998 being favourable. This development was mainly from automobile insurance in the amount of $201.5 million, excluding assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. Most of the remaining favourable development came from automobile assumed pools in the amount of $25.7 million, commercial general liability in the amount of $17.2 million, which included the positive development of two large claims during Q3 05, and some adverse development on two other large claims during Q4 05. Conversely, we experienced $7.7 million of unfavourable development in property.

The following table (which excludes Allianz) shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to December 31, 2005. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
Excluding Allianz	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995 & –**
Reserve originally estimated	$ 904.3	$ 814.9	$ 711.9	$ 655.3	$ 607.7	$ 557.2	$ 531.2	$ 547.2	$ 493.4	$1,073.5
Reserve re-estimated as of										
One year later	$ 789.2	$ 750.0	$ 721.6	$ 716.8	$ 607.7	$ 550.7	$ 507.6	$ 423.9	$ 447.3	$ 986.9
Two years later		671.7	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			707.9	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				720.0	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					647.3	614.4	520.1	420.9	433.8	961.6
Six years later						602.5	517.5	426.3	432.0	953.4
Seven years later							522.8	424.6	417.9	955.9
Eight years later								423.5	414.4	968.5
Nine years later									412.8	977.2
Ten years later										976.3
Cumulative deficiency (redundancy)	(115.1)	(143.1)	(4.0)	64.7	39.5	45.3	(8.4)	(123.7)	(80.6)	(97.2)
	(12.7%)	(17.6%)	(0.6%)	9.9%	6.5%	8.1%	(1.6%)	(22.6%)	(16.3%)	(9.1%)
Development during 2005 of $(236.9) million	**$ (115.2)**	**$ (78.3)**	**$ (13.5)**	**$ (9.5)**	**$ (10.1)**	**$ (12.0)**	**$ 5.3**	**$ (1.1)**	**$ (1.6)**	**$ (0.9)**
	(12.7%)	**(9.6%)**	**(1.9%)**	**(1.5%)**	**(1.7%)**	**(2.2%)**	**1.0%**	**(0.2%)**	**(0.3%)**	**(0.1%)**

Cumulatively, we have experienced favourable development for accident years 2004, 2003, 2002, 1998, 1997, 1996, 1995 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Claims Development Relating to Allianz

The table below shows the development of claim liabilities relating to the Allianz acquisition from December 2004 only, as the acquisition took place in late 2004.

(in millions of dollars)	Accident year									
Allianz	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995 & –**
Reserve as of December 2004	$ 213.4	$ 158.4	$ 126.7	$ 73.6	$ 47.8	$ 29.9	$ 16.9	$ 10.0	$ 3.6	$ 0.2
Reserve re-estimated as of December 2005	$ 187.9	$ 146.5	$ 126.8	$ 71.5	$ 47.4	$ 27.7	$ 18.4	$ 10.0	$ 2.3	$ 1.2
Development during 2005 of $(40.8) million	**$ (25.6)**	**$ (11.8)**	**$ 0.1**	**$ (2.2)**	**$ (0.3)**	**$ (2.2)**	**$ 1.6**	**$ (0.0)**	**$ (1.3)**	**$ 0.9**
	(11.9%)	**(7.5%)**	**0.1%**	**(2.9%)**	**(0.7%)**	**(7.3%)**	**9.4%**	**(0.4%)**	**(36.9%)**	**408.2%**

We had $40.8 million of favourable reserve development in 2005 on an opening balance of $680.5 million in claim liabilities as at December 31, 2004. Automobile insurance excluding pools was the main contributor with favourable development of $21.4 million as well as pools which added an additional $9.8 million in favourable development.

For 2006, our retention is being increased to **$25.0 million** with a reinsurance coverage limit of **$1.25 billion**

Reinsurance

Policy liabilities ceded to reinsurers were $347.8 million at December 31, 2005 and $765.4 million at December 31, 2004. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. As part of the Allianz transaction relating to the AGR business, $508.6 million of policy liabilities were ceded to reinsurers at the end of 2004. After receiving regulatory approval, these liabilities were taken over by the Canadian branch of AGR in September 2005. At December 31, 2005, 17.7% (December 31, 2004: 11.6%) of the remaining reinsured policy liabilities were to ING Re, an affiliate and our main reinsurer. We also have reinsurance treaties with several unaffiliated reinsurers that meet our financial strength rating requirements.

In 2005, for multi-risk events or catastrophes, our retention was $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retained 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million. For 2006, our retention is being increased to $25.0 million with a reinsurance coverage limit of $1.25 billion. In addition we will retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (December 31, 2005: $264.5 million; December 31, 2004: $415.9 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. Policy liabilities, however, take priority over a reinsurer's subordinate creditors.

We secure reinsurance recoverables with non-licensed reinsurers with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $98.4 million at December 31, 2005 (December 31, 2004: $458.7 million). At December 31, 2005, these amounts included $74.3 million (December 31, 2004: $56.0 million) from an affiliated reinsurer. At December 31, 2005, trust accounts held to secure policy liabilities totalled $83.3 million (December 31, 2004: $349.5 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of March 3, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 long-term incentive plan, certain employees are awarded performance units (one performance unit equals one common share) as part of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle depends on the Company's three-year average return on equity compared with that of the Canadian P&C insurance industry. At the time of payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimated number of performance units was 363,700 units as at December 31, 2005. Note 17 to our audited consolidated financial statements describes the long-term incentive plan for certain employees and the deferred share unit program for members of the Company's Board of Directors.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure there is sufficient cash to meet all of our financial commitments and obligations as they fall due. We believe we have the flexibility to obtain, from internal sources, the funds needed to fulfil our cash requirements during the current financial year and to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

The liquidity requirements of our P&C insurance subsidiaries have historically been met primarily by funds generated from operations, asset maturities and income, and other returns received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. As long as we continue to grow and remain profitable, cash flows should continue to be available for investment. We believe that our future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales may be executed with the objective of having adequate funds available to satisfy our maturing liabilities if needed. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios.

The Company has ample capital to support business growth with our insurance subsidiaries having capital of **$718.0 million** in excess of the minimum supervisory target.



Denis Guertin
Chief Operating Officer, belairdirect

Liquidity

Net cash provided by operations was $637.5 million in 2005 compared to $1,392.2 million in 2004. The decrease of $754.7 million was due to the non-recurring termination of a quota-share treaty on January 1, 2004 which provided $665.0 million of cash in 2004 and increases in operating assets and liabilities which used cash of $247.3 million which was offset by cash from higher income of $157.6 million.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at December 31, 2005.

We used the proceeds from the shares issued from the exercise of the over-allotment option in Q1 05 to repay a $129.2 million promissory note payable to an affiliate, reducing our outstanding debt to $127.0 million. This debt matures in August 2006.

Capital

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $718.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at December 31, 2005 (2004: $412.1 million). Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results and the loss ratio and expense ratio are the same for each company.

The following table presents the Minimum Capital Test (MCT) of our insurance subsidiaries with a total for all companies.

Minimum Capital Test (MCT) – P&C Companies

(in millions of dollars)		ING Insurance	Nordic Insurance	ING Novex Insurance	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At December 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	**2,354.0**
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	**1,090.6**
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	**1,263.3**
MCT %	[a]/[b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	**215.8%**
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	**718.0**
At December 2004								
Total capital available	[a]	1,054.5	449.1	33.1	168.1	267.5	33.7	2,006.1
Total capital required	[b]	595.6	215.3	14.4	74.7	144.9	17.7	1,062.7
Excess capital	[a] – [b]	458.9	233.8	18.7	93.4	122.6	16.0	943.4
MCT %	[a]/[b]	177.1%	208.6%	230.1%	224.9%	184.6%	190.2%	188.8%
Excess at 150%		161.1	126.1	11.5	56.0	50.2	7.1	412.1

The total amount of dividends available for payment from our subsidiaries during 2006 is $572.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $86.9 million. These dividends were paid on March 31, June 30, September 30, and December 30, 2005. A quarterly cash dividend of 25 cents per common share has been declared payable on March 31, 2006 to shareholders of record on March 15, 2006.

On September 20, 2005, ING Canada filed a short-form base shelf prospectus and received final receipt from Canadian securities regulators the following day. This filing allows the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period.

The nature, size and timing of any financings will depend on ING Canada's assessment of its credit requirements and general market conditions. If any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the use of the proceeds and the terms of these securities will be provided.

On September 12, 2005, ING Canada announced that holders of its common shares and potential investors would be able to reinvest their dividends in additional shares of the Company through a dividend reinvestment plan administered through the Company's transfer agent or through a co-operative investing service administered by Canadian ShareOwner Investments Inc. Commissions will not be charged on dividend reinvestment purchases under either alternative.

In the second quarter of 2005, we received a financial strength and long-term counterparty credit rating of A+ from S&P for our P&C subsidiaries, while A.M. Best reaffirmed our financial strength rating of A+ and also raised the ratings of Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada to A+.

Contractual Obligations

Payments due by period (in millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 127.0	$ 127.0	$ –	$ –	$ –
Operating leases	299.6	49.1	90.7	71.1	88.7
Other long-term obligations[1]	128.5	38.0	40.5	18.1	31.9
Total contractual obligations	$ 555.1	$ 214.1	$ 131.2	$ 89.2	$ 120.6

[1] The Company earns fee income for servicing policies on behalf of the Facility Association. The fee income is deferred and recognized in income on a basis consistent with the services rendered.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of management and advisory services provided by (1) ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Notes 1 and 8 to the accompanying audited consolidated financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate and equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. Below is a discussion of our primary market risk exposures and how those exposures are currently managed. Our market risk sensitive instruments, including derivatives, are primarily entered into for purposes of mitigating risk.

The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed income securities. Our exposure to foreign exchange risk is not significant. We have no direct commodity risk.

During 2005 for our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2004. As previously noted beginning in 2006 we will begin using derivatives to support the management of duration in our fixed income portfolio. This will not significantly change the risk but does expand the options for dealing with interest rate risk. For the remainder of the primary market risk, we do not currently anticipate significant changes in exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, and cause changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced. Realized losses will be incurred following significant increases in interest rates.

Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, political conditions and many other factors can also adversely affect the stock markets and, consequently, the value of the equity securities we own.

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Our credit risk exposure is concentrated primarily in our fixed income and preferred share investment portfolios and, to a lesser extent, in our reinsurance recoverables.

Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed income portfolio limits on individual corporate issuers based upon credit quality. Currently, our fixed income portfolio limits are 3% for issuers rated "AA-" and above, 2% for issuers rated "A-" to "A+", 1% for issuers rated "BBB-" to "BBB+", 0.34% for issuers rated "BB-" to "BB+" and 0.19% for insurers rated "B-" to "B+". We use the lower of Dominion Bond Rating Service Limited or S&P ratings to determine an issuer's rating. These constraints may be revised from time to time as we deem appropriate.

Foreign Exchange Risk

Foreign exchange risk is the possibility that changes in exchange rates produce an unintended effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities are payable in one currency and are invested in financial instruments of another currency.

We are exposed to some foreign exchange risk arising from the investment in some of our U.S. dollar-denominated assets. Invested assets denominated in U.S. dollars were 0.7% of our total invested assets at December 31, 2005 (0.9% at December 31, 2004). Our general policy is to minimize foreign currency exposure.

We mitigate foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forward contracts are transacted in over-the-counter markets. The notional amount of these forward contracts approximates the market value of the foreign denominated investments covered by these contracts.

Derivatives

Our use of derivatives exposes us to a number of risks including cash flow risk and replacement cost risks. However, we do not use a significant quantity of derivatives.

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. We mitigate cash flow risk by entering into foreign exchange swaps, whereby foreign denominated principal and fixed interest receipts are sold in exchange of Canadian dollars. These swaps are transacted in over-the-counter markets.

The notional amount of these swaps approximates the nominal value of the foreign denominated investments covered by these swaps.

The replacement cost of exchange-traded derivative financial instruments is based on quoted market rates. The replacement cost of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices on underlying instruments with similar maturities and characteristics.

The replacement cost reflects the estimated amount that we would have received or might have had to pay to terminate the instruments as at December 31, 2005. See Note 5 to our audited consolidated financial statements.

Critical Accounting Estimates and Assumptions

Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill and income taxes. As more information becomes known, these estimates and assumptions could change and impact future results. The above noted estimates and assumptions regarding reserves for claims and expenses and amounts recoverable from our reinsurers will impact our personal and commercial insurance segment; impairments of investment securities will impact the realized investment and other gains segment; and goodwill will impact our personal and commercial as well as the corporate and other segment. The most significant estimates and assumptions we make in preparing our financial statements are described below.

Policy Liabilities

Policy liabilities consist of provisions for claim liabilities and premium liabilities.

Claim liabilities are maintained to cover our estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. The provision also accounts for the future development of these claims including claims incurred but not reported. Reserves do not represent an exact calculation of liability, but instead represent estimates developed using projection techniques in accordance with Canadian accepted actuarial practice. These reserve estimates are expectations of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances then known, our review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are refined in a systematic ongoing process as historical loss experience develops and additional claims are reported and settled. Because the establishment of reserves is an inherently uncertain process involving estimates, current reserves may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated.

The provision for unpaid claims and adjustment expenses is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The appointed actuary of our P&C insurance subsidiaries, using appropriate actuarial techniques, evaluates the adequacy of our policy liabilities.

Premium liabilities are considered adequate when the unearned premium reserve (after deducting any deferred acquisition cost asset) is at least equal to the present value, at the balance sheet date, of cash flow of the claims, expenses and taxes to be incurred after that date on account of the policies in force at that date or at an earlier date. Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. Deferred acquisition costs are amortized on the same basis as the premiums are recognized in income.

A premium deficiency would be recognized immediately by a charge to the statement of income as a reduction of deferred acquisition costs to the extent that the unearned premiums reserve, plus anticipated investment income, are not adequate to recover all deferred acquisition costs and related claims and expenses. If the premium deficiency was greater than unamortized deferred acquisition costs, a liability would be accrued for the excess deficiency.

Investments

We obtain values for actively traded securities from external pricing services. For private placements, commercial mortgages and a small number of infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based on common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. Our methodology to identify potential impairments requires professional judgment and places particular emphasis on those securities with unrealized losses of 25% or greater of the book value where that unrealized loss has been outstanding for more than six months. Members of our investment and accounting departments meet quarterly to assess impairments and report quarterly to the Investment Committee on important investments that are included on a "Watch-list". Management assesses which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer of the security, any collateral held and the length of time the market value of the security has been below cost. Any impairments are recognized when the assessment concludes that there is objective evidence of impairment. Each quarter, any security with an unrealized loss that is determined to have been other than temporarily impaired is written down to its expected recoverable amount, with the amount of the write down reflected in our statement of income for that quarter. Previously impaired securities continue to be monitored quarterly, with additional write downs taken quarterly if necessary.

There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies or industry sectors could result in additional write downs in future periods for impairments that are deemed to be other than temporary. See also Note 4 to our audited consolidated financial statements for a description of our impairment policies.

Reinsurance

Reinsurance recoverables include amounts for expected recoveries related to claims liabilities as well as the portion of the reinsurance premium which has not yet been earned. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves and are reported in our audited consolidated balance sheet. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions.

Goodwill

Under GAAP, goodwill is not amortized but is tested annually for impairment of value on a reporting unit basis. Management's judgment is required to identify reporting units with similar economic characteristics and to select an appropriate valuation model. In the P&C insurance brokerage industry and the P&C insurance industry, it is common for companies to be acquired at a multiple of revenue or book value, adjusted for net assets other than intangibles. A range of values used to evaluate the multiple is developed using discounted cash flow valuation techniques. Accordingly, we assess the carrying value of our net assets on this basis. Any impairment identified through this assessment is charged to income as a result of a reduction in the carrying value of the goodwill.

Income Taxes

We use the liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of financial statement assets and liabilities compared with their respective tax bases. Accordingly, a future tax asset or liability is determined for each temporary difference based on the income tax expenses that are expected to be in effect when the underlying items of revenue and expenses are expected to be realized.

Future income taxes accumulated as a result of temporary differences are included in the audited consolidated balance sheet. In addition, the audited consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would be if based on statutory tax rates.

Changes in Accounting Policies Including Initial Adoption

As a result of the adoption of a long-term incentive plan for certain employees and a deferred stock unit plan for independent directors, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" effective January 1, 2005. Section 3870 sets a fair value-based method of accounting for all stock-based compensation.

The Company also implemented the requirements of the CICA's Accounting Guideline 19, "Disclosures by Entities Subject to Rate Regulation".

In 2005, the Company changed its definition of cash equivalents in order to better align itself with prevailing industry practice. The Company now defines cash equivalents as highly liquid investments which are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the audited consolidated balance sheet dates. The change has no impact on the Company's audited consolidated statements of income but results in a reclassification of $274.7 million between cash equivalents and investments in the 2004 audited consolidated balance sheet.

Notes 2, 17 and 20 to our audited consolidated financial statements further describe these accounting changes.

Disclosure Controls and Procedures

The Company is committed to providing timely, accurate and balanced disclosure of all material information about the Company and to providing fair and equal access to such information.

The Company's management is responsible for establishing and maintaining the Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable.

Due to the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Company have been detected. The Company continues to evolve and enhance its system of controls and procedures.

Management at the direction and under the supervision of the Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures.

This evaluation confirmed, subject to the inherent limitations noted above, the effectiveness of the design and operation of disclosure controls and procedures as at December 31, 2005. The evaluation was conducted in accordance with the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. The Company's management can therefore provide reasonable assurance that material information relating to the Company and its subsidiaries is reported to it on a timely basis so that it may provide investors with complete and reliable information.

Recent Developments

In the fourth quarter, the Quebec financial services sector regulator, the Autorité des marchés financiers (AMF), concluded its investigation initiated in March 2005 in relation to the business practices of the P&C industry, including ING Canada affiliates in Quebec. The AMF investigation did not find that any fraudulent act was committed, nor that any customers of the brokerages represented by Equisure Financial Network Inc. (Equisure) suffered harm or damages. However, Equisure agreed that disclosure practices needed improvements with regard to disclosure to customers of brokerage ownership and portfolio transfers and agreed to review its corporate structures. Equisure also agreed to pay a sum of $0.8 million, which included the investigation costs incurred by the regulator.

Dominion Bond Rating Service assigned an A (low) rating to the long-term senior unsecured debt of the Company on February 20, 2006.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve the cost savings anticipated from the acquisition of Allianz Canada; uncertainties related to our acquisition of Allianz Canada; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and presentation of the consolidated financial statements of ING Canada Inc. and its subsidiaries, collectively known as "the Company". This responsibility includes selecting appropriate accounting policies and making estimates and informed judgments based on the anticipated impact of current transactions, events and trends, consistent with Canadian generally accepted accounting principles.

In meeting its responsibility for the reliability of consolidated financial statements, the Company maintains and relies on a comprehensive system of internal control comprising organizational procedural controls and internal accounting controls. The Company's system of internal control includes the communication of policies and of the Company's Code of Conduct, comprehensive business planning, proper segregation of duties, delegation of authority for transactions and personal accountability, selection and training of personnel, safeguarding of assets and maintenance of records. The Company's internal auditors review and evaluate the system of internal control.

The Company's Board of Directors, acting through the Audit and Risk Review Committee, which is composed entirely of Directors, who are neither officers nor employees of the Company, oversees management's responsibility for the design and operation of effective financial reporting and internal control systems, the preparation and presentation of financial information and the management of risk areas.

The Audit and Risk Review Committee conducts such review and inquiry of management and the internal and external auditors as it deems necessary to establish that the Company employs an appropriate system of internal control, adheres to legislative and regulatory requirements and applies the Company's Code of Conduct. The internal and external auditors, as well as the Actuary, have full and unrestricted access to the Audit and Risk Review Committee, with and without the presence of management.

Pursuant to the Insurance Companies Act of Canada or to Quebec's Part IA of the Companies Act ("the Acts"), the Actuary, who is a member of management, is appointed by the Board of Directors. The Actuary is responsible for discharging the various actuarial responsibilities required by the Acts and conducts a valuation of policy liabilities, in accordance with Canadian generally accepted actuarial standards, reporting his results to management and the Audit and Risk Review Committee.

The Office of the Superintendent of Financial Institutions Canada for the federally regulated property and casualty ("P&C") subsidiaries and L'Autorité des Marchés Financiers for the Quebec regulated P&C subsidiary make such examinations and inquiries into the affairs of the P&C subsidiaries as deemed necessary.

The Company's external auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an independent audit of the consolidated financial statements of the Company and meet separately with both management and the Audit and Risk Review Committee to discuss the results of their audit, financial reporting and related matters. The auditors' report to shareholders appears on page 44.

Claude Dussault
President and Chief Executive Officer

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

AUDITORS' REPORT

To: the Shareholders of ING Canada Inc.

We have audited the consolidated balance sheets of ING Canada Inc. (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 13, 2006

Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at (in thousands of dollars)	December 31 2005	December 31 2004
Assets		
Cash and cash equivalents (notes 2 and 3)	**$ 341,138**	$ 82,473
Investments (note 4)	**6,720,965**	6,285,145
Accrued investment income	**50,100**	43,266
Due from affiliated companies (note 8)	**230**	–
Premium and other receivables	**1,518,511**	1,642,362
Reinsurers' share of unpaid claims and loss adjustment expenses (notes 6 and 7)	**330,519**	687,201
Reinsurers' share of unearned premiums (notes 6 and 7)	**17,279**	78,199
Deferred acquisition costs	**381,992**	389,688
Income taxes receivable	**55,684**	2,591
Other assets (note 11)	**182,119**	127,543
Long-term investments (note 14)	**41,587**	48,108
Future income tax asset (note 9)	**141,101**	148,488
Intangible assets (note 10)	**36,948**	36,944
Goodwill (note 10)	**108,362**	91,116
	$ 9,926,535	$ 9,663,124
Liabilities		
Payables and other liabilities	**$ 815,674**	$ 669,604
Due to affiliated companies (note 8)	**2,968**	3,025
Income taxes payable	**67,705**	100,913
Unpaid claims and loss adjustment expenses (note 6)	**3,821,609**	4,222,961
Unearned premiums (note 6)	**2,194,837**	2,340,997
Unearned reinsurance commissions	**4,129**	9,785
Debt outstanding (note 15)	**127,000**	256,230
	7,033,922	7,603,515
Shareholders' equity		
Share capital (note 16)	**1,183,846**	1,052,290
Contributed surplus	**89,713**	83,336
Retained earnings	**1,619,054**	923,983
	2,892,613	2,059,609
	$ 9,926,535	$ 9,663,124

See accompanying notes to the consolidated financial statements

On behalf of The Board

Claude Dussault
Director

Ivan Duvar
Director

CONSOLIDATED STATEMENTS OF INCOME

For the years ended (in thousands of dollars except for per share amounts)	December 31 2005	December 31 2004
Direct premiums written	$ 3,904,901	$ 3,575,900
Net premiums written	$ 3,754,937	$ 3,608,990
Revenue		
Net premiums earned	$ 3,840,176	$ 3,364,563
Investment income (note 14)	338,493	267,000
Realized investment and other gains	223,471	132,418
Commissions and advisory fees	43,928	16,905
	4,446,068	3,780,886
Expenses		
Claims and loss adjustment expenses	2,161,755	1,905,545
Commissions (note 8)	646,344	614,379
Premium taxes	133,704	116,794
General expenses	405,349	276,681
	3,347,152	2,913,399
Interest on debt outstanding	7,963	11,715
Income before income taxes	1,090,953	855,772
Income taxes (note 9)		
Current	300,883	270,469
Future	8,287	(38,849)
	309,170	231,620
Net Income	$ 781,783	$ 624,152
Earnings per share (note 18)		
Basic	$ 5.85	$ 6.51
Diluted	$ 5.85	$ 6.49

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended (in thousands of dollars)	December 31 2005	December 31 2004
Share capital		
Balance, beginning of year	$ 1,052,290	$ 605,905
Common shares issued (note 16)	136,032	906,880
Reduction of capital (note 16)	–	(428,684)
Share issuance costs, net of income taxes	(4,476)	(31,811)
Balance, end of year	1,183,846	1,052,290
Contributed surplus		
Balance, beginning of year	83,336	83,336
Stock-based compensation (note 17)	6,377	–
Balance, end of year	89,713	83,336
Retained earnings		
Balance, beginning of year	923,983	299,831
Net income	781,783	624,152
Dividends paid	(86,926)	–
Other	214	–
Balance, end of year	1,619,054	923,983
Total shareholders' equity	$ 2,892,613	$ 2,059,609

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended (in thousands of dollars)	December 31 2005	December 31 2004
Operating activities		
Net income	$ 781,783	$ 624,152
Adjustments to determine cash provided by operating activities:		
Amortization of property and equipment	18,121	12,685
Amortization of intangible assets	3,854	305
Amortization of net premiums on fixed income securities	16,274	16,813
Net income from long-term investments	(8,428)	(8,098)
Dividends received from long-term investments	6,710	7,795
Realized investment and other gains	(223,471)	(132,418)
Decrease in loan provision	(5,660)	–
Deferred acquisition costs, net	(669)	(64,571)
Future income taxes, net	9,572	(38,135)
Unpaid claims and loss adjustment expenses, net	(44,670)	573,537
Unearned premiums, net	(85,240)	244,427
Changes in other operating assets and liabilities	162,893	155,756
Stock-based compensation	6,377	–
Cash provided by operating activities	637,446	1,392,248
Investing activities		
Proceeds from sale of investments	12,509,278	12,601,021
Purchase of investments	(12,740,836)	(13,701,019)
Purchase of property and equipment, net	(57,143)	(14,215)
Purchase of brokerages and books of business (note 19)	(14,894)	–
Sale of brokerages and book of business	1,777	–
Net cash used in the acquisition of Allianz	–	(359,312)
Proceeds from sale of long-term investments and other, net	9,963	6,615
Cash used in investing activities	(291,855)	(1,466,910)
Financing activities		
Dividends paid	(86,926)	–
Debt repayment	(129,230)	(226,852)
Proceeds from capital issuance	136,032	906,880
Share issuance costs	(6,802)	(48,344)
Reduction of capital	–	(428,684)
Cash (used in) provided by financing activities	(86,926)	203,000
Net increase in cash and cash equivalents	258,665	128,338
Cash and cash equivalents (overdraft), beginning of year	82,473	(45,865)
Cash and cash equivalents, end of year	$ 341,138	$ 82,473
Supplemental cash flow information:		
Income taxes paid	$ 385,956	$ 243,781
Interest paid on debt outstanding	7,963	13,433

See accompanying notes to the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except for per share amounts)

1. Status of the Company

ING Canada Inc. (the "Company") was incorporated under the Canada Business Corporations Act. The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty ("P&C") insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada ("ING Insurance"), The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Belair Insurance Company Inc. and Equisure Financial Network Inc., as well as Allianz of Canada, Inc. and its principal subsidiaries, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada and Canada Brokerlink Inc., which were acquired pursuant to a share and loan purchase agreement, dated October 7, 2004, with Allianz AG and Allianz of America, Inc. ("Allianz AG") to acquire most of Allianz AG's operations in Canada ("Allianz") (note 19). The agreement was effective November 30, 2004 and was completed on December 8, 2004.

The Company is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial position and operating results of these companies had always been amalgamated. Immediately prior to the amalgamation, the share capital of ING Canada Holdings Inc. was reduced and all of the previously issued and outstanding preferred shares were redeemed in exchange for promissory notes in the aggregate principal amount of $687,766.

The Company completed an initial public offering ("IPO") on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858,536, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement in relation to the prospectus, the underwriters were granted an over-allotment option to purchase 5,232,000 additional common shares at the offering price within thirty days from the date of the offering. The option was exercised in full in January 2005, generating net proceeds of $129,230 (note 16). The Company used net proceeds generated by the IPO and the exercise of the over-allotment option to fully repay the promissory notes issued prior to the amalgamation.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep") both as the owner of 70% of the Company's outstanding common shares and the Special Share (note 16) and as a party to the Co-Operation Agreement (the "Agreement") has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses for the years presented, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Significant estimates include the determination of impairment losses (notes 4 and 10), policy liabilities (note 6), income taxes (note 9), employee future benefits (note 13), stock-based compensation (note 17), the allocation of the purchase price (note 19) and contingencies (note 21). Changes in estimates are recorded in the accounting period in which these changes are determined.

Further, the accounting policies used to prepare the financial statements of the Company's regulated insurance subsidiaries must also comply with the accounting requirements of their respective regulators. The significant accounting policies used in preparing these consolidated financial statements, including those specified by the insurance regulators are, in all material respects, in accordance with Canadian GAAP and are summarized below. These policies have been consistently applied.

(a) Significant accounting changes

Stock-based compensation

In 2005, as a result of the adoption of a Long-Term Incentive Plan for certain employees and a Deferred Share Unit Plan for independent directors (note 17), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awards to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation right awards to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

Rate regulation

In 2005, the Company implemented the disclosure and presentation requirements contained in the CICA's Accounting Guideline 19, "Disclosures by Entities Subject to Rate Regulation". The objective of this guideline is to ensure that the users of the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by statute or contract to set rates are better informed about the existence, nature and effects of all forms of rate regulation. The guideline requires companies to disclose general information useful to an understanding of the nature and economic effects of rate regulation (note 20) and, if applicable, specific information when rate regulation has affected the accounting for a transaction or event.

Cash and cash equivalents

In 2005, the Company changed its definition of cash equivalents in order to align itself with prevailing disclosure practices. The Company now defines cash equivalents as highly liquid investments which are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the consolidated balance sheet dates. The change has no impact on the Company's consolidated statements of income but results in a reclassification of $274,740 between cash equivalents and investments in the 2004 consolidated balance sheet.

The impact of this change on the consolidated statement of cash flows for the year ended December 31, 2004 is as follows:

Year ended December 31, 2004	Previously reported	Restated amount	Impact of restatement
Amortization of net premiums on fixed income securities	$ 19,224	$ 16,813	$ (2,411)
Proceeds from sale of investments	10,743,137	12,601,021	1,857,884
Purchase of investments	(11,721,330)	(13,701,019)	(1,979,689)
Net increase (decrease) in cash and cash equivalents	$ 252,554	$ 128,338	$ (124,216)

Employee future benefits
In 2004, the Company adopted the provisions of the CICA's amended Handbook Section 3461, "Employee Future Benefits", which requires additional disclosures for employment future benefit plans as disclosed in note 13.

Accounting for non-hedging derivative financial instruments
In 2004, the Company adopted the provisions contained in the CICA Emerging Issues Committee EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", which require that freestanding derivative financial instruments, including those that are not designated or effective as part of a hedging relationship be recognized in the consolidated balance sheets as other assets or other liabilities and measured at fair value, with changes in fair value recognized in the consolidated statements of income.

The impact of these changes is not significant to the consolidated financial statements.

(b) Basis of consolidation
The Company consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when recognized, while expected losses on "other-than-temporary" impairments are recognized immediately.

(c) Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition. They are carried at amortized cost, which approximates fair value.

(d) Investments and investment income
Short-term notes with a maturity of more than three months from the date of acquisition are carried at amortized cost which approximates fair value and are amortized on an effective yield basis. Fixed income securities are recorded at amortized cost, providing for the amortization of premiums and discounts in the consolidated statements of income on an effective yield basis. Shares and trust units are recorded at cost. Loans are presented net of an allowance for loan losses.

The book value of an investment is written down and the write down is reflected in the consolidated statements of income when there is evidence of an "other-than-temporary" decline in the value of an investment.

Interest income is recognized as earned and dividends are recognized on the ex-dividend date. Gains and losses on disposition are recorded in the consolidated statements of income when investments are sold and are calculated based on average cost.

(e) Foreign currency translation

Assets, liabilities, revenue and expenses arising from a foreign currency transaction are translated into Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary items denominated in a foreign currency are adjusted to reflect the exchange rate at December 31 and the foreign currency adjustments are reflected in the consolidated statements of income. Realized gains and losses on foreign currency transactions are recognized in the consolidated statements of income at the transaction date.

(f) Financial instruments

The Company uses derivative financial instruments solely for risk management purposes. Derivatives used are forward contracts and swap agreements. All derivative financial instruments are recognized in the consolidated balance sheets and are measured at fair value, with changes in the fair value reflected in the consolidated statements of income.

Preferred shares which were fully redeemed in 2004 (note 1) were classified as debt outstanding due to a contractual obligation of the issuer either to deliver cash or another financial asset to the holder or to exchange another financial instrument with the holder under conditions that were potentially unfavourable to the issuer. Any dividends paid on these shares would have been charged to the consolidated statements of income.

(g) Revenue recognition

Premiums written or assumed are deferred as unearned premiums and recognized as revenue on a pro rata basis over the terms of the underlying policies, usually twelve months and no longer than twenty-four months. Commission income and advisory fees are recorded on an accrued basis.

(h) Policy liabilities

Policy liabilities consist of unearned premiums and unpaid claims and loss adjustment expenses. Unearned premiums are calculated as the unexpired portion of the premiums written on a pro rata basis. Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims, including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

The Actuary, using appropriate actuarial techniques, evaluates the adequacy of policy liabilities.

(i) Deferred acquisition costs

Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. They are amortized on the same basis as the premiums are recognized in the consolidated statements of income.

(j) Reinsurance

The Company presents third party reinsurance balances in the consolidated balance sheets on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the consolidated statements of income. The estimates for the reinsurers' share of unpaid claims and loss adjustment expenses are presented as an asset and are determined on a basis consistent with the related unpaid claims and loss adjustment expenses.

(k) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization rates are established to depreciate the cost of the assets over their estimated useful lives. Amortization methods and rates are shown below.

	Method	Rate or term
Buildings	Declining balance	3% – 8%
Computer equipment	Straight-line	30 – 36 months
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Terms of related leases

(l) Employee future benefits

For defined benefit pension and other retirement plans, the accrued benefit obligations, net of the fair value of plan assets and unamortized items, are accrued. The unamortized items are the past service cost, the transitional asset/obligation, the transitional valuation allowance and the net actuarial gains or losses. To match costs and services, these items are amortized on a straight-line basis over the expected average remaining service lifetime ("EARSL") of active members expected to receive benefits under the plans. Changes in the valuation allowance are not deferred.

For each plan, the Company has adopted the following policies:

(i) The actuarial determination of the accrued obligations for pensions and other retirement benefits uses the projected benefit method based on services provided by employees and management's best estimate assumptions.

(ii) For the purpose of calculating the expected return on plan assets, plan assets are valued at fair value.

(iii) Only gains or losses in excess of 10% of the greater of the accrued benefit obligations or the fair value of plan assets are amortized over the EARSL.

(iv) Past service costs arising from plan amendments are amortized on a straight-line basis over the EARSL.

(v) The Company amortizes the transitional asset/obligation arising from the adoption on January 1, 2000 of the CICA Handbook Section 3461 using the prospective application method on a straight-line basis over the EARSL as of January 1, 2000.

(vi) When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(m) Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the income tax expense is calculated based on income tax laws and rates substantively enacted as at the consolidated balance sheet dates. The income tax expense is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting book values of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not.

(n) Goodwill and intangible assets

For acquisitions completed subsequent to July 1, 2001, the excess of the purchase price over the fair value of the underlying net tangible assets is initially allocated to intangible assets, as appropriate, and the residual to goodwill. An intangible asset is recognized apart from goodwill when it results from contractual or other legal rights or when it is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged. Finite life intangible assets are amortized to the consolidated statements of income over their useful lives whereas infinite life intangible assets and goodwill are not subject to amortization. Goodwill is tested annually for impairment of value on a reporting unit basis. Judgment is required to identify reporting units with similar economic characteristics and to select a valuation model. Accordingly, the Company assesses the book value of its net assets on this basis. Impairment, if any, identified through this assessment is charged to the consolidated statements of income as a result of a reduction in the book value of the goodwill.

(o) Earnings per share

Earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the holders of securities or contracts entitling them to obtain common shares in exchange for their securities or contracts exercised their right to obtain common shares.

3. Cash and Cash Equivalents

At December 31, 2005, the Company had $492,207 in cash equivalents (2004 – $162,291). Cash equivalents are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. They are presented net of bank overdrafts in the consolidated balance sheets.

4. Investments

Table 4.1	2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes[a]	$ 440,435	$ 440,435	$ –	$ –
Fixed income securities[b]				
Investment grade[c]				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade[c]	3,983	2,950	–	1,033
Not rated[d]	–	–	–	–
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	–
Preferred shares[e]				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares[d] and [f]	1,266,550	1,430,440	183,641	19,751
Other investments[g]	165,603	165,603	–	–
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

Table 4.2	2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes[a]	$ 274,740	$ 274,740	$ –	$ –
Fixed income securities[b]				
Investment grade[c]				
Government and government-guaranteed	1,805,736	1,854,940	49,348	144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade[c]	8,771	7,666	22	1,127
Not rated[d]	16,318	17,009	691	–
Total fixed income securities	3,685,099	3,776,547	93,535	2,087
Mortgage loans	78,699	83,287	4,588	–
Preferred shares[e]				
Investment grade	1,051,792	1,115,442	66,566	2,916
Below investment grade	17,837	20,895	3,174	116
Total preferred shares	1,069,629	1,136,337	69,740	3,032
Common shares[d] and [f]	997,707	1,077,195	90,622	11,134
Other investments[g]	179,271	179,271	–	–
	$ 6,285,145	$ 6,527,377	$ 258,485	$ 16,253

(a) Short-term notes have a maturity date of more than three months from the date of acquisition.

(b) Fixed income securities include private placements. The book value of the private placements was $31,618 at December 31, 2005 (2004 - $38,764) and their fair value was $30,081 at December 31, 2005 (2004 – $38,366).

(c) The Company uses Dominion Bond Rating Service ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

(d) Subsequent to the sale of mutual funds described in note 19, the Company no longer had any investments in funds under the ING brand name. At December 31, 2004, the book value of the ING fixed income fund units was $16,318 and their fair value was $17,009. At that date, the book value of the ING equity fund units was $138,730 and their fair value was $150,980.

(e) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

(f) The common share category includes common shares as well as mutual fund and income trust units.

(g) Other investments include loans and strategic investments (note 8).

The Company has an investment policy and applies the prudent person approach to investment management. Management monitors compliance with that policy. The majority of the investment portfolio is invested in well-established, active and liquid markets. For most investments fair value is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. For investments in equity and fixed income securities, management evaluates whether their expectations have not changed such that the fair value of these securities is not adversely affected other than on a temporary basis. For mortgage loans and other loans, management assesses expected future cash flows and, where necessary, the net realizable amounts of assets provided as collateral. As a result of the foregoing assessments, the impairment loss recorded for the year was $10,470 (2004 – $6,950).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active portfolio management. Long and short positions are accounted for at cost. Long positions are included in investments. Short positions are presented as other liabilities.

Table 4.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 4.3	2005		2004	
	Book value	Fair value	Book value	Fair value
Long	$ 30,401	$ 34,180	$ 41,266	$ 42,082
Short	30,233	34,220	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At December 31, 2005, the book value of the collateral was $32,041 (2004 – $39,641).

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Company to incur a financial loss. Credit risk mostly arises from investments in fixed income securities and preferred shares.

The Company's investment policy requires that, at the time of the investment, fixed income securities have a minimum credit rating of BBB and preferred shares have a minimum credit rating of P3. Management monitors subsequent credit rating changes on a regular basis. Investments in any entity or group of related entities are limited to 5% of the Company's assets.

Tables 4.1 and 4.2 reflect the Company's fixed income securities and preferred shares classified by type of issuer and investment grade.

(b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. To manage its cash flow requirements, the Company maintains a portion of its invested assets in liquid securities.

Tables 4.4 and 4.5 have been prepared on the basis of the scheduled maturities of the underlying instruments.

Investment maturities

Table 4.4	2005				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Short-term notes with a maturity date of more than three months from the date of acquisition	$ 440,435	$ –	$ –	$ –	$ 440,435
Fixed income securities	164,476	1,161,040	2,195,248	–	3,520,764
Mortgage loans	2,673	63,465	4,209	–	70,347
Preferred shares	11,672	136,032	265,068	844,494	1,257,266
Common shares	–	–	–	1,266,550	1,266,550
Other investments	17,147	76,508	49,343	22,605	165,603
	$ 636,403	$1,437,045	$2,513,868	$2,133,649	$6,720,965

Table 4.5	2004				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Short-term notes with a maturity date of more than three months from the date of acquisition	$ 274,740	$ –	$ –	$ –	$ 274,740
Fixed income securities	116,376	1,419,879	2,132,526	16,318	3,685,099
Mortgage loans	–	73,738	4,961	–	78,699
Preferred shares	1,165	128,928	320,604	618,932	1,069,629
Common shares	–	–	–	997,707	997,707
Other investments	16,576	92,223	53,171	17,301	179,271
	$ 408,857	$1,714,768	$2,511,262	$1,650,258	$6,285,145

(c) Interest rate risk

Interest rate risk is the risk that a movement in interest rates will have an adverse effect on the financial condition of the Company.

The weighted average interest rate based on book values as at December 31, 2005 was 4.87% (2004 – 5.22%) for fixed income securities, 7.28% (2004 – 7.05%) for mortgage loans and 5.08% (2004 – 5.17%) for preferred shares with a maturity date.

(d) Securities lending

The Company participates in a securities lending program managed by the Company's custodian, a major Canadian financial institution, whereby the Company lends securities it owns to other financial institutions to allow them to meet delivery commitments. Government securities with an estimated fair value of 105% of the fair value of the securities loaned are received as collateral from the Canadian financial institution.

5. Derivative Financial Instruments

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that the value of a foreign-denominated financial instrument will fluctuate as a result of changes in foreign exchange rates. The Company mitigates foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forwards are transacted in over-the-counter markets. The notional amount of these forwards approximates the fair value of the foreign-denominated investments covered by these forwards.

(b) Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company mitigates cash flow risk by entering into foreign exchange swaps, whereby foreign-denominated principal and fixed interest receipts are sold in exchange for Canadian dollars. These swaps are transacted in over-the-counter markets. The notional amount of these swaps approximates the nominal value of the foreign-denominated investments covered by these swaps.

The Company had also entered into an interest rate swap with a financial institution, whereby in exchange of fixed interest cash outflows, it received variable interest cash inflows. The variable interest cash inflows received were subsequently paid as interest on the Company's loan payable to an affiliate, which carried a variable interest rate. During 2004, the variable interest loan to the affiliate was repaid and the interest rate swap with the financial institution cancelled.

(c) Fair value

The fair value of exchange-traded derivative financial instruments is based on quoted market rates. The fair value of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices of underlying instruments with similar maturities and characteristics.

The fair value reflects the estimated amount that the Company would receive or might have to pay to terminate the contracts as at December 31.

(d) Credit risk

The credit risk for derivative financial instruments is limited to their positive fair value, which is substantially lower than their notional amount. The Company mitigates credit risk by diversifying exposure to any single counterparty. The counterparties are federally regulated financial institutions.

Table 5.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets (note 11) and negative fair values as other liabilities.

Table 5.1	2005			2004		
	Notional amount	**Positive fair value**	**Negative fair value**	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$ 28,605	$ 86	$ –	$ 39,680	$ –	$ 39
Forwards bought	5,922	–	18	540	–	–
Cash flow risk						
Foreign currency swaps	14,542	3,003	–	14,972	2,406	–
	$ 49,069	$ 3,089	$ 18	$ 55,192	$ 2,406	$ 39

Table 5.2 summarizes the remaining terms to maturity of the derivatives.

Table 5.2	2005			2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	**One year to five years**	**Over five years**	One year or less	One year to five years	Over five years
Forwards	$ 34,527	$ –	$ –	$ 40,220	$ –	$ –
Foreign currency swaps	4,320	1,718	8,504	–	6,468	8,504
	$ 38,847	$ 1,718	$ 8,504	$ 40,220	$ 6,468	$ 8,504

6. Policy Liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and loss adjustment expenses

Table 6.1	2005			2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto: liability	**$ 1,754,126**	**$ –**	**$ 42,401**	$ 1,850,330	$ –	$ 77,039
Auto: personal accident	**717,743**	**–**	**29,557**	770,297	–	32,153
Auto: other	**86,594**	**–**	**1,124**	101,582	–	161
Property	**504,521**	**–**	**136,948**	610,309	1,827	314,450
Liability	**754,257**	**–**	**119,636**	818,824	763	199,007
Other	**4,368**	**–**	**853**	58,692	10,337	64,391
	$3,821,609	**$ –**	**$ 330,519**	$4,210,034	$ 12,927	$ 687,201

[a] The aggregate of direct and assumed unpaid claims and loss adjustment expenses of $3,821,609 (2004 – $4,222,961) is shown as unpaid claims and loss adjustment expenses in the consolidated balance sheets.

[b] Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and loss adjustment expenses in the consolidated balance sheets.

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims, including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unpaid claims and loss adjustment expenses were reduced, on a net basis, by $336,760 at December 31, 2005 (2004 – $359,948) to take into account the time value of money using a rate of 4.63% (2004 – 4.80%) on underlying claim settlement patterns. The provision for adverse deviations increased unpaid claims and loss adjustment expenses, on a net basis, by $407,933 at December 31, 2005 (2004 – $410,634).

Unearned premiums

Table 6.2	2005			2004		
	Direct [c]	Assumed [c]	Ceded [d]	Direct [c]	Assumed [c]	Ceded [d]
Auto: liability	$ 572,700	$ –	$ 647	$ 620,367	$ 50	$ 3,108
Auto: personal accident	186,665	–	60	198,619	–	665
Auto: other	520,354	–	7	547,998	–	908
Property	730,386	–	3,680	764,420	3,259	40,099
Liability	158,876	–	3,238	167,253	2,394	14,838
Other	25,856	–	9,647	36,386	251	18,581
	$2,194,837	$ –	$ 17,279	$2,335,043	$ 5,954	$ 78,199

(c) The aggregate of direct and assumed unearned premiums of $2,194,837 (2004 – $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

(d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

Interest rate sensitivity

Since the time value of money is considered when determining the unpaid claims and loss adjustment expenses estimate, an increase or decrease in the discount rate would result in a decrease or increase in unpaid claims and loss adjustment expenses, respectively. Consequently, a 1% change in the discount rate would have an impact of $67,535 on the fair value of unpaid claims and loss adjustment expenses at December 31, 2005 (2004 – $70,506).

Pursuant to the acquisition of Allianz (notes 1 and 19), a series of restructuring transactions requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company was completed as of September 1, 2005. Prior to that date, the AGR Business was subject to a 100% quota share agreement with Allianz Global Risks Rückversicherungs AG and therefore had no impact on the Company's net income.

Table 6.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 6.3	2005		2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and loss adjustment expenses	$ –	$ –	$ 12,927	$ 447,102
Unearned premiums	–	–	5,954	61,523

Structured settlements

The Company enters into annuity agreements with various Canadian life insurance companies to provide for fixed and recurring payments to claimants. Under such arrangements, the Company's liability to its claimants is substantially transferred, although the Company remains exposed to credit risk to the extent to which the life insurers fail to fulfil their obligations. This risk is managed by acquiring annuities from highly rated Canadian life insurance companies. At December 31, 2005, none of the life insurers from which the Company had purchased annuities was in default and no provision for credit risk was required. A measure of the credit risk exposure is the original purchase price of $290,966 (2004 - $248,206) for the annuities.

7. Reinsurance

In the ordinary course of business, the Company reinsures certain risks with other reinsurers to limit its maximum loss in the event of catastrophes or other major losses. Net retention on a single risk property or liability in 2005 was generally $2,500 (2004 – $2,500) and $2,500 (2004 – $2,500), respectively; in a number of cases, like special classes of business or types of risks, the retention would be lower through specific treaties or the use of facultative reinsurance. For multi-risk events or catastrophes, retention was $17,500 in 2005 (2004 – $5,000) with a limit of $1,200,000 (2004 – $1,200,000). In 2005, the Company retained 10% of the exposure from $25,000 to $600,000 (2004 – 10% of the exposure from $12,500 to $600,000).

Reinsurance contracts do not relieve the Company from its obligations towards policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. Thus, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurers' insolvencies. Substantially, all reinsurers are required to have a minimum credit rating of "A-" at inception of the treaty. Rating agencies used are A.M. Best and S&P. The Company also requires that most of its treaties have a security review clause allowing the Company to replace a reinsurer during the treaty period should the reinsurer's credit rating fall below the level acceptable to the Company. Management concluded that the Company was not exposed to significant loss from reinsurers for potentially uncollectible reinsurance as at the consolidated balance sheet dates.

Furthermore, the Company is the assigned beneficiary of trust accounts holding cash deposits, bonds and letters of credit totalling $98,376 at December 31, 2005 (2004 – $458,700) as guarantee from unlicensed reinsurers. These amounts include $74,252 (2004 – $56,214) from an affiliated reinsurer. Trust accounts are held in support of policy liabilities of $83,289 at December 31, 2005 (2004 – $349,513) and could be used should these reinsurers be unable to meet their obligations.

Table 7.1 presents the impact of reinsurance on the consolidated statements of income.

Table 7.1	**2005**		2004	
	Ceded		Ceded	
	To affiliates	**Total**	To affiliates	Total
Premiums earned	**$ 48,707**	**$ 210,962**	$ 56,038	$ 155,013
Claims and loss adjustment expenses	**80,641**	**264,926**	31,655	97,285
Commissions	**–**	**24,169**	–	13,839
(Income) loss before income taxes	**$ (31,934)**	**$ (78,133)**	$ 24,383	$ 43,889

8. Related Party Transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and with entities which are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received, established and agreed by the related parties and are settled on a regular basis.

The impact of reinsurance ceded to entities that are subject to common control or management on the consolidated statements of income is shown in Table 7.1 above.

Effective January 1, 2004, the Company commuted a quota-share agreement with an affiliated company. Consequently, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

Table 8.1 summarizes the other types of transactions with entities that are subject to common control or management for the years ended December 31, 2005 and 2004.

Table 8.1		2005		2004
Advisory fee income	$	**5,992**	$	8,347
Management and advisory expenses		**17,885**		17,853
Interest expense		**7,963**		9,509

Table 8.2 summarizes the Company's balances with entities that are subject to common control or management.

Table 8.2		2005		2004
Reinsurance (receivable) payable	$	**(230)**	$	65
Interest and other payables		**2,968**		2,960
	$	**2,738**	$	3,025

The financial statements of the investees presented as long-term investments included the following balances with the Company.

Table 8.3		2005		2004
Loans payable[a]	$	**63,386**	$	66,586
Premiums and other receivables		**5,900**		7,100
Payables and other liabilities		**2,800**		4,700

[a] These loans bear interest at rates ranging from 5.4% to 7.25%.

Commission revenue recognized by investees accounted for as long-term investments totalled $28,200 in 2005 (2004 – $29,800).

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada and acted as the funds' manager and advisor. Other subsidiaries of the Company had investments in the units of these funds (note 4). As described in note 19, the Company has exited its fund management activities and, as a result, held no such fund units at December 31, 2005. The fair value of the units held by the Company in these funds represented 45.9% of the funds' total fair value at December 31, 2004.

9. Income Taxes

Table 9.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes.

Table 9.1	2005	2004
Income tax expense calculated at statutory tax rates	34.5%	34.3%
Increase (decrease) in income tax rates resulting from:		
Non-taxable dividends	(3.6)%	(3.8)%
Non-deductible expenses	0.4%	0.7%
Non-taxable portion of capital gains	(1.1)%	(1.1)%
Impact of tax rate changes	(0.2)%	–
Other (net)	(1.7)%	(3.0)%
Effective income tax rate[a]	28.3%	27.1%

[a] The consolidated statements of income contain items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would have been if based on statutory tax rates.

The most significant components of the future income tax balances are the following:

Table 9.2	2005	2004
Future income tax assets		
Difference between accounting loss reserves and tax loss reserves	$ 61,043	$ 61,532
Difference between the market value and book value of investments	71,641	44,834
Losses available for carryforward	7,520	24,465
Property and equipment	13,988	13,449
Deferred expenses for tax purposes	70,047	63,609
Total future income tax assets	$ 224,239	$ 207,889
Future income tax liabilities		
Deferred gains and losses on specified debt obligations	$ 63,745	$ 45,753
Pension and other retirement benefits	11,291	9,740
Other (net)	8,102	3,908
Total future income tax liabilities	$ 83,138	$ 59,401
Net future income tax assets	$ 141,101	$ 148,488

In 2005, the Company fully recognized a tax recovery on losses realized from the sale of investments in ING mutual fund units. In 2004, a future tax asset of $4,443 was not recognized for the cumulative impairment charges recorded on those investments.

The Company recognized a future tax asset for all of its unused non-capital losses as at December 31, 2005. In 2004, $29,796 in unused non-capital losses had not been recognized when computing the future tax asset.

At December 31, 2005, the Company had allowable capital losses of $33,510 (2004 – $27,943) which had not been recognized when computing the future tax asset. These losses can be used to reduce future taxable capital gains.

10. Goodwill and Intangible Assets

Table 10.1 shows the change in goodwill during the year.

Table 10.1	2005
Goodwill arising from former long-term investments now consolidated (note 14)	$ 5,471
Goodwill purchased (note 19)	12,023
Goodwill disposed	248
Increase in goodwill during the year	$ 17,246

Table 10.2 shows the components of intangible assets.

Table 10.2	2005	2004
Cost	$ 41,107	$ 37,249
Accumulated amortization	(4,159)	(305)
Book value	$ 36,948	$ 36,944

The Company performs an annual impairment testing of goodwill. No impairment was identified in either 2005 or 2004. Impairments are non-cash in nature and they do not affect the Company's liquidity or ability to discharge its liabilities.

The intangible assets represent customer lists and the rights to offer renewals. They are amortized on a straight-line basis over ten years.

11. Other Assets

Table 11.1 summarizes the major components of other assets.

Table 11.1	2005	2004
Property and equipment, net (note 12)	$ 92,847	$ 52,297
Prepaid pension asset (note 13)	80,801	69,316
Prepaids	3,352	1,779
Other	5,119	4,151
	$ 182,119	$ 127,543

12. Property and Equipment

Table 12.1 shows the major categories of the Company's property and equipment.

Table 12.1	2005			2004		
	Cost	Accumulated amortization	Book value	Cost	Accumulated amortization	Book value
Land	$ 4,940	$ –	$ 4,940	$ 5,113	$ –	$ 5,113
Buildings	37,183	(13,357)	23,826	23,979	(13,038)	10,941
Computer equipment	86,417	(51,493)	34,924	58,417	(45,166)	13,251
Furniture and equipment	43,380	(24,647)	18,733	43,849	(28,236)	15,613
Leasehold improvements	18,228	(7,804)	10,424	15,541	(8,162)	7,379
	$ 190,148	$ (97,301)	$ 92,847	$ 146,899	$ (94,602)	$ 52,297

13. Employee Future Benefits

The Company has several defined benefit pension plans, as well as a number of defined contribution pension plans resulting from the acquisition of Allianz. For the defined benefit plans, the measurement date is December 31 and the latest actuarial valuations were performed as of December 31, 2002. The next actuarial valuations will be performed as of December 31, 2005.

The Company has several other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees.

Table 13.1 presents the changes in the benefit obligation and the fair values of plan assets and reconciles the plans' funded status with the net prepaid asset (accrued liability).

Table 13.1	2005	2004	2005	2004
	Pension plans		Other plans	
Change in benefit obligation				
Benefit obligation at beginning of year	**$ (352,523)**	$ (316,104)	**$ (22,408)**	$ (10,069)
Current service cost	**(16,060)**	(15,373)	**–**	–
Interest cost on benefit obligation	**(21,993)**	(19,777)	**(814)**	(587)
Past service cost	**(273)**	–	**6,370**	–
Employee contributions	**(4,290)**	(3,831)	**–**	–
Actuarial losses	**(54,750)**	(30)	**(1,798)**	–
Benefits paid	**16,190**	13,576	**708**	675
Acquisition of Allianz	**–**	(10,984)	**–**	(12,427)
Transfer	**(1,975)**	–	**1,975**	–
Benefit obligation at end of year	**$ (435,674)**	$ (352,523)	**$ (15,967)**	$ (22,408)
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	**$ 440,496**	$ 391,132	**$ –**	$ –
Actual return on plan assets	**60,604**	43,266	**–**	–
Employer contributions	**6,858**	4,859	**708**	675
Employee contributions	**4,290**	3,831	**–**	–
Benefits paid	**(16,190)**	(13,576)	**(708)**	(675)
Acquisition of Allianz	**–**	10,984	**–**	–
Fair value of plan assets at end of year	**$ 496,058**	$ 440,496	**$ –**	$ –
Funded status				
Excess (deficit) of fair value of plan assets over benefit obligation at end of year	**$ 60,384**	$ 87,973	**$ (15,967)**	$ (22,408)
Unrecognized transitional (asset) obligation	**(63,157)**	(73,682)	**1,009**	1,117
Unrecognized past service cost	**476**	454	**(5,945)**	–
Unrecognized net actuarial losses	**65,314**	40,234	**4,303**	2,666
Valuation allowance	**(1,879)**	(1,958)	**–**	–
Net prepaid asset (accrued liability) at end of year	**$ 61,138**	$ 53,021	**$ (16,600)**	$ (18,625)

Table 13.1 (continued)	2005	2004	2005	2004
	Pension plans		Other plans	
Presented as				
Other assets (note 11)	$ 80,801	$ 69,316	$ –	$ –
Other liabilities	(19,663)	(16,295)	(16,600)	(18,625)
Net prepaid asset (accrued liability) at end of year	$ 61,138	$ 53,021	$ (16,600)	$ (18,625)

Included in the benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.

Benefit obligation	$ (149,855)	$ (112,842)	$ (15,967)	$ (22,408)
Fair value of plan assets	107,406	90,948	–	–
Deficit	$ (42,449)	$ (21,894)	$ (15,967)	$ (22,408)

At December 31, 2005, 53% (2004 – 52%) of the defined benefit pension plans' assets were held in equity securities, 45% (2004 – 45%) in fixed income securities and 2% (2004 – 3%) in other investments.

Table 13.2 provides details of the components of the accrued benefit expense (income) before adjustments to recognize the long-term nature of employee future benefit costs as well as reconciliation with the accrued benefit expense (income).

Table 13.2	2005	2004	2005	2004
	Pension plans		Other plans	
Accrued benefit (income) expense				
Current service cost	$ 16,060	$ 15,373	$ –	$ –
Interest cost on benefit obligation	21,993	19,777	814	587
Past service cost	273	–	(6,370)	–
Actual return on plan assets	(60,604)	(43,266)	–	–
Net actuarial losses	54,750	30	1,798	–
Accrued benefit (income) expense before adjustments to recognize the long-term nature of employee future benefit costs	$ 32,472	$ (8,086)	$ (3,758)	$ 587
Excess of actual return over expected return on plan assets for the year	28,846	15,072	–	–
Amortization of past service cost	251	56	(425)	–
Amortization of transitional (asset) obligation	(10,525)	(10,525)	108	108
Amortization of net actuarial losses	824	2,169	161	176
Past service cost arising during the year	(273)	–	6,370	–
Net actuarial losses arising during the year (Table 13.3)	(54,750)	(30)	(1,798)	–
Amortization of valuation allowance	(279)	(279)	–	–
Change in valuation allowance	200	–	–	–
Accrued benefit (income) expense	$ (3,234)	$ (1,623)	$ 658	$ 871

The cost recognized for the defined contribution plans, as well as the employer contributions, were $2,202 in 2005 (2004 – $278)

Table 13.3 lists the components of the net actuarial losses arising during 2005.

Table 13.3		
Actuarial gains (losses) arising from the:	Pension plans	Other plans
Decrease in the discount rate used to measure the benefit obligation	**$ (64,735)**	**$ (1,460)**
Decrease in the rate of compensation increase used to measure the benefit obligation	**9,985**	**–**
Increase in the health care cost trend rate used to measure the benefit obligation	**–**	**(338)**
	$ (54,750)	**$ (1,798)**

Table 13.4 summarizes the key weighted average assumptions used for the measurement of the benefit obligations and benefit expense (income).

Table 13.4	2005	2004	2005	2004
	Defined benefit plans		Other plans	
To determine benefit obligations at end of year				
Discount rate	**5.0%**	6.0%	**5.0%**	6.0%
Rate of increase in future compensation	**3.5%**	4.0%	**n/a**	4.0%
To determine benefit expense (income) for the year				
Discount rate	**6.0%**	6.0%	**6.0%**	6.0%
Rate of increase in future compensation	**4.0%**	4.0%	**n/a**	n/a
Expected long-term rate of return on plan assets	**7.25%**	7.25%	**n/a**	n/a

The weighted average of the assumed health care cost trend rate for 2006 used to measure the expected cost of benefits covered by the plans is 9%, declining by 1% per year for each of the next four years.

Table 13.5 shows the impact of a 1% increase and decrease in the health care cost trend rate on the other plans' benefit obligation and on the service and interest cost.

Table 13.5	2005		2004	
	1% increase	**1% decrease**	1% increase	1% decrease
Increase (decrease) in benefit obligation	**$ 1,391**	**$ (1,606)**	$ 1,501	$ (1,426)
Increase (decrease) in the service and interest cost	**71**	**(82)**	130	(131)

14. Long-term Investments

The Company has investments in companies in which it has significant influence. These investments are referred to as long-term investments and are recorded using the equity method. Under this method, the Company records its share in the net income of long-term investments, computed by the consolidation method. Net income from long-term investments is included in investment income.

Table 14.1	2005				
	Opening balance	**Increase (decrease)** [a]	**Income**	**Dividends**	**Closing balance**
P&C insurance brokerages	$ 48,108	$ (8,239)	$ 8,428	$ (6,710)	$ 41,587
Other	–	–	–	–	–
	$ 48,108	$ (8,239)	$ 8,428	$ (6,710)	$ 41,587

Table 14.2	2004				
	Opening balance	Increase (decrease)	Income (loss)	Dividends	Closing balance
P&C insurance brokerages	$ 41,431	$ 6,374	$ 8,098	$ (7,795)	$ 48,108
Other	7,086	(7,086)	–	–	–
	$ 48,517	$ (712)	$ 8,098	$ (7,795)	$ 48,108

(a) During the year, the Company acquired a controlling interest in several P&C insurance brokerages in which it previously had significant influence. As a result of these acquisitions, the investments in P&C insurance brokerages, which were previously classified as long-term investments, are now consolidated.

In May 2004, the Company disposed of its investment in IPC Financial Network Inc. for proceeds of approximately $26,700, realizing an after-tax gain of $19,900.

15. Debt Outstanding

Table 15.1 summarizes the Company's loans and line of credit.

Table 15.1

Issuer	Maturity	Rate	2005	2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$ 127,000	$ 127,000
ING Insurance International, B.V. [a]			–	129,230
Royal Bank of Canada [b]			–	–
			$ 127,000	$ 256,230

(a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares in 2004 (note 1). The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 16).

(b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

16. Share Capital

Prior to the amalgamation in 2004 (note 1), the Company reduced the capital on its existing 141,569 common shares by an amount of $428,684.

As a result of the amalgamation, the Company's share capital consisted of the following:

(i) an unlimited amount of shares of one class designated as common shares of which 93,620,000 were issued as a result of the conversion of the 141,569 common shares;

(ii) an unlimited number of a second class designated as Class A shares; and

(iii) one share of a third class designated as the Special Share.

Upon the closing of the initial public offering ("IPO") on December 15, 2004, 34,880,000 common shares were issued at a price of $26.00 per share, generating proceeds of $858,536, net of underwriters' fees and other expenses, and increasing share capital by $875,069 after tax. In January 2005, the underwriters also exercised the over-allotment option granted to them pursuant to the underwriters' agreement for the prospectus. The option called for the purchase of up to 5,232,000 additional common shares at the offering price within thirty days from the date of the IPO and was exercised in full in January 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 16.1 summarizes the Company's share capital.

Table 16.1	2005			2004		
Classes of shares	**Authorized (shares)**	**Issued and outstanding (shares)**	**Amount**	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	**Unlimited**	**133,732,000**	**$ 1,183,846**	Unlimited	128,500,000	$ 1,052,290
Class A [a]	**Unlimited**	**–**	**–**	Unlimited	–	–
Special [b]	**One**	**1**	**–**	One	1	–
			$ 1,183,846			$ 1,052,290

(a) Issued and outstanding Class A shares would rank both with regards to dividends and return on capital in priority to the common shares.

(b) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and request the Board to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

17. Stock-based Compensation

On February 16, 2005, the Board of Directors of the Company approved a Long-Term Incentive Plan for certain employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 363,700 units at December 31, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized both as an expense and a liability.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The aggregate amount charged to compensation expense for these plans was $6,447 for the year ended December 31, 2005. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

18. Earnings per Share

Table 18.1	2005	2004[(a)]
Basic earnings per share		
Net income available to common shareholders	**$ 781,783**	$ 624,152
Average number of common shares (in thousands)	**133,546**	95,818
Basic earnings per share	**$ 5.85**	$ 6.51
Diluted earnings per share		
Net income available to common shareholders	**$ 781,783**	$ 624,152
Net interest income on proceeds of over-allotment option	**–**	114
Adjusted net income available to common shareholders	**$ 781,783**	$ 624,266
Average number of common shares (in thousands)	**133,546**	95,818
Common shares granted in over-allotment[(b)] (in thousands)	**–**	330
Average number of diluted common shares	**133,546**	96,148
Diluted earnings per share	**$ 5.85**	$ 6.49

(a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004 (note 16).

(b) note 16

19. Acquisitions and Divestitures

During the year, subsidiaries of the Company increased their ownership in certain brokerages to 100%. Table 19.1 presents aggregate information on these acquisitions.

Table 19.1	2005
Purchase price of participation in brokerages during the year	$ 17,509
Less: cash consideration acquired	(2,645)
Plus: transaction costs	30
Cash consideration for shares	$ 14,894
Plus: fair value of net liabilities acquired	987
Excess	$ 15,881
Allocated as	
Intangible assets	$ 3,858
Goodwill (note 10)	12,023
	$ 15,881

Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America, Inc. to acquire most of Allianz's operations in Canada as described below. The transaction was effective November 30, 2004 and was completed December 8, 2004. Consequently, the Company's consolidated statement of income for the year ended December 31, 2004 includes the results of Allianz only for the month of December 2004. Pursuant to the purchase agreement:

(i) The Company acquired all of the issued and outstanding shares of Allianz.

(ii) The Company purchased a certain debt of Allianz of $91,000.

(iii)The Company completed the transaction for cash consideration of $279,000 for the shares of Allianz. The purchase price was funded by existing investments and a bridge loan from a Canadian chartered bank. The bridge loan was repaid in full following the initial public offering.

(iv) A series of restructuring transactions requiring Allianz to transfer the AGR Business to the Canadian branch of Allianz Global Risks US Insurance Company was completed as of September 1, 2005, after regulatory approval was obtained.

Table 19.2 presents the allocation of the purchase price.

Table 19.2

Purchase equation		
Purchase price	$	370,000
Less: Cash consideration for loan purchased		(91,062)
Cash consideration for shares		278,938
Add: Transaction costs		4,500
Net balance sheet assets acquired		283,438
Less: Fair value of net tangible assets acquired		(199,435)
Excess	$	84,003
Fair value of the net tangible assets		
Book value of Allianz	$	328,226
Less: Fair value adjustments		(127,013)
Less: Integration costs[a]		(34,518)
Add: Future income taxes on the foregoing		32,740
Fair value of net tangible assets acquired	$	199,435
Allocation of excess		
Intangible assets – customer lists and rights to offer renewal	$	37,249
Goodwill		46,754
Net intangible assets and goodwill	$	84,003

[a] In connection with the acquisition of Allianz, the Company recorded planned integration costs as part of the purchase price. The outstanding balance of these costs of $20,556 at December 31, 2005, represents the Company's estimate in relation to the remaining integration of the operations of Allianz. These costs consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

Table 19.3 presents selected items of Allianz's balance sheet at fair value at the date of acquisition.

Table 19.3

Cash and cash equivalents	$	15,188
Investments		1,061,513
Reinsurers' share of unpaid claims and loss adjustment expenses		505,188
Reinsurers' share of unearned premiums		58,476
Deferred acquisition costs		47,606
Goodwill and intangible assets		84,003
Unpaid claims and loss adjustment expenses		(1,221,556)
Unearned premiums		(369,154)
Total assets		2,115,432
Total liabilities		(1,831,994)
Shareholder's equity		(283,438)

Under the terms of an agreement with a major Canadian property and casualty insurance company, certain guarantees were provided with respect to policy liabilities acquired by the Company as of December 31, 2001. The amount recoverable pursuant to this agreement was due in 2004 and 2005 with a final settlement on April 30, 2007. Management's best estimate was that the amount recoverable was in the magnitude of $100,000. This amount was received in 2005.

On July 8, 2005, the Company terminated five ING funds. Investments remaining in these funds, at that date, were switched into the ING Canadian Money Market Fund, which, along with twelve other ING funds, were merged into AGF funds on August 5, 2005, pursuant to the agreement with AGF Funds Inc., which also acquired the ING Canadian Dividend Income Fund. The Company did not incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities had no impact on the Company's results and will have no material impact on its future results.

Effective September 1, 2005, the Company sold the renewal rights of $13,000 of commercial marine insurance business.

20. Disclosures on Rate Regulation

The Company's insurance subsidiaries are licensed under insurance legislation in each of the provinces and territories in which they conduct business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces and territories in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces and territories in Canada, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

Table 20.1 lists the provincial authorities which regulate automobile insurance rates. Automobile direct written premiums in these provinces totalled $2,166,541 (2004 – $1,974,964) and represented approximately 98.2% (2004 – 98.0%) of direct automobile premiums written.

Table 20.1

Province	Rate filing	Regulatory authority
Alberta	File and approve or file and use [a]	Alberta Automobile Insurance Rate Board
Ontario	File and approve	Financial Services Commission of Ontario
Quebec	Use and file	L'Autorité des marchés financiers
Nova Scotia	File and approve	Nova Scotia Insurance Review Board
New Brunswick	File and approve	New Brunswick Insurance Board
Prince Edward Island	File and approve	Island Regulatory Appeals Commission
Newfoundland	File and approve	Board of Commissioners of Public Utilities

[a] For mandatory coverage, the rate regulation mechanisms are "file and approve" or "file and use", depending on the filing; for optional coverage, the rate regulation mechanism is "file and use".

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At December 31, 2005, the Company had no regulatory asset or liability.

21. Contingencies

In the normal course of operations, various claims and legal proceedings are instituted against the Company. Legal proceedings are often subject to numerous uncertainties and it is not possible to predict the outcome of individual cases. In management's opinion, the Company has made adequate provision for, or has adequate insurance to cover, all claims and legal proceedings. Consequently, any settlements reached should not have a material adverse effect on the Company's consolidated future operating results and financial position.

22. Commitments and Guarantees

Table 22.1 presents future minimum payments under long-term leases for property and equipment.

Table 22.1

Year	Amount
2006	$ 49,153
2007	49,202
2008	41,482
2009	35,546
2010	35,500
Thereafter	88,725
	$ 299,608

In the normal course of operations, the Company provides indemnification agreements to directors and officers, to the extent permitted by law, against certain claims made against them as a result of their services to the Company. The Company has insurance coverage for these agreements.

23. Segmented Information

The Company's core business activity is P&C insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine (note 19), as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company's broker operations, long-term investments and investment management company, intercompany eliminations consisting primarily of commissions and general expenses, as well as non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

Table 23.1	2005	2004
Revenue		
Net premiums earned		
Personal insurance	**$ 2,680,698**	$ 2,343,448
Commercial insurance	**1,159,478**	1,021,115
Investments	**323,255**	256,692
Total P&C insurance	**4,163,431**	3,621,255
Corporate and other	**59,166**	27,213
Realized investment and other gains	**223,471**	132,418
Total revenue	**$ 4,446,068**	$ 3,780,886
Income before income taxes		
Underwriting income		
Personal insurance	**382,120**	339,228
Commercial insurance	**155,592**	130,802
Investments	**300,732**	246,964
Total P&C insurance	**838,444**	716,994
Corporate and other	**29,038**	6,360
Realized investment and other gains	**223,471**	132,418
Total income before income taxes	**1,090,953**	855,772
As at December 31		
Assets	**2005**	**2004**
P&C insurance[a]	**9,066,267**	9,230,609
Corporate and other[b]	**860,268**	432,515
Total assets	**$ 9,926,535**	$ 9,663,124
Increase in goodwill		
P&C insurance	**$ –**	$ 32,525
Corporate and other	**17,246**	14,229
Total increase in goodwill	**$ 17,246**	$ 46,754

(a) Included goodwill of $74,411 at December 31, 2005 and 2004.

(b) Included goodwill of $33,951 at December 31, 2005 (2004 – $16,705).

24. Fair Value Disclosure

The fair value of financial assets and liabilities, other than investments and short securities (note 4), derivative financial instruments (note 5), policy liabilities (note 6) and debt outstanding (note 15) approximates their book value due to their short-term nature.

25. Subsequent Event

The Company entered into an agreement dated December 15, 2005 to sell certain office buildings, subject to due diligence, to Whiterock Real Estate Investment Trust for approximately $29,700 and to lease back these buildings for a term of 20 years with four five-year extensions. Due diligence by the purchaser was completed in February 2006. The transaction will generate a gain of approximately $3,000 which will be deferred and amortized over the lease term in accordance with the provisions of the CICA Handbook Section 3065. The lease agreement qualifies as an operating lease requiring annual minimum lease payments of $2,200.

26. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

BOARD OF DIRECTORS


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12

1. Mark A. Tullis (2)
President of Institutional Businesses of ING U.S. Financial Services

2. Ivan E.H. Duvar (1), (2)
President and Chief Executive Officer of MIJAC Inc.

3. Robert W. Crispin (4)
Chairman and Chief Executive Officer of ING Investment Management LLC

4. Marcel Côté (3)
President, SECOR Conseil

5. Yves Brouillette (3), (4)
Chairman of the Board

6. Michael A. Mackenzie (1), (2)
Executive-in-Residence, Schulich School of Business

7. Carol Stephenson (3)
Dean, Richard Ivey School of Business

8. Robert Normand (1), (2)
Professional Director

9. Claude Dussault (4)
President and Chief Executive Officer of ING Canada

10. Louise Roy (3)
International Consultant

11. Eileen Mercier (1)
Management Consultant

12. David A. Wheat (4)
Executive Vice-President and Chief Financial Officer of ING Americas

(1) Audit and Risk Review Committee (2) Conduct Review and Corporate Governance Committee
(3) Human Resources Committee (4) Investment Committee

EXECUTIVE OFFICERS



1
2
3
4
5
6
7
8

1. Charles Brindamour
Executive Vice-President

2. Donald K. Lough
Executive Vice-President

3. Jacques Valotaire
Executive Vice-President

4. Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

5. Claude Dussault
President and Chief Executive Officer

6. Claude Désilets
Senior Vice-President and Chief Actuary

7. Françoise Guénette
Senior Vice-President, Corporate and Legal Services, and Secretary

8. Derek A. Iles
Executive Vice-President

For biographies of our Board of Directors and Executive Officers, please visit the Investor Relations section of the *www.ingcanada.com* web site.

CORPORATE INFORMATION

ING Canada Inc.
A holding company

ING Insurance Company of Canada
Provides personal and commercial insurance products across Canada

Allianz Insurance Company of Canada
Provides personal automobile and property insurance across Canada (We expect to amalgamate Allianz and Nordic under the name of The Nordic Insurance Company of Canada prior to December 31, 2006.)

Trafalgar Insurance Company of Canada
Specializes in serving the personal insurance needs of those aged 50 plus in Alberta, Ontario and the Atlantic provinces

Equisure Financial Network Inc.
A holding company having an interest in a network of independent brokers

ING Novex Insurance Company of Canada
Provides personal auto and property protection to employee groups, associations and affinity groups

The Nordic Insurance Company of Canada
Provides personal auto and home insurance in Ontario and services clients of the Alberta and Ontario Facility Associations

Wellington Warranty Company Inc.
Provides warranty products across Canada

181 University Avenue, 7th Floor
Toronto, Ontario M5H 3M7
Tel: 416-941-5151

ING Investment Management, Inc.
An investment counsel and portfolio management company

181 University Avenue, 6th floor
Toronto, Ontario M5H 3M7
Tel: 416-941-5343

Belair Insurance Company Inc.
A direct distributor of personal auto and home insurance

300-7101 Jean Talon Street East
Anjou, Quebec H1M 3T6
Tel: 514-270-1700

ING Wealth Management Inc.
A mutual fund dealer

75 Eglinton Avenue East, 3rd Floor
Toronto, Ontario M4P 3A4
Tel: 416-217-7217

Canada Brokerlink Inc.
A wholly-owned insurance broker serving Ontario and Alberta

1300-321 6th Avenue SW
Calgary, Alberta T2P 4W7
Tel: 403-269-7961

ING

belairdirect.

SHAREHOLDER INFORMATION

Financial Strength Rating
(Insurance subsidiaries)
A.M. Best A+
Standard & Poor's A+

Long-term Senior Debt
(ING Canada Inc.)
Dominion Bond Rating Service A (low)

Toronto Stock Exchange Listing
Ticker Symbol: IIC.LV
(Effective June 12, 2006 our symbol will be "IIC")

2005 Annual Meeting
The Annual Meeting will be held on:
Date: May 1, 2006
Time: 10:00 a.m. EST
Place: Design Exchange
234 Bay Street
Toronto, Ontario M5K 1B2

Institutional investors, security analysts and others who may want additional financial information can visit the Investor Relations section of the *www.ingcanada.com* web site, call 1-866-778-0774 or contact:

Brian Lynch
Director, Investor Relations
416-941-5181
brian.lynch@ingcanada.com

For media inquiries, please contact:

Shawn Murray
Manager, External Communications
416-941-5151 ext. 2930
shawn.murray@ingcanada.com

Version française
Il existe une version française du présent rapport annuel à la section Relations investisseurs de notre site Web *ingcanada.com*. Les parties intéressées peuvent obtenir une version imprimée en appelant au 1 866 778-0774 ou en envoyant un courriel à *ir@ingcanada.com*.

Transfer Agent and Registrar
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
1-800-564-6253

Earnings Release Dates
February 16, 2006
May 11, 2006
August 10, 2006
November 9, 2006

Dividend Payment Dates
(Subject to approval by the Board of Directors)
March 31, 2006
June 30, 2006
September 29, 2006
December 29, 2006

Dividend Record Dates
(Subject to approval by the Board of Directors)
March 15, 2006
June 15, 2006
September 15, 2006
December 15, 2006

Dividend Reinvestment
Shareholders can reinvest their cash dividends in common shares of ING Canada Inc. on a commission-free basis either through their broker, subject to eligibility as determined by the broker, or through Canadian ShareOwner Investments Inc. Full details can be obtained by contacting Investor Relations or at *www.investor.ingcanada.com* under "Share Information".

Auditors
Ernst & Young LLP

Design: Haughton Brazeau Design Associates **Photography:** Paul Orenstein Photography **Printing:** grafikom.


START ING

The ING Ottawa Marathon

The National Capital Race Weekend featuring the 2005 ING Ottawa Marathon took place May 28 – 29 and attracted over 26,000 runners, walkers, inline skaters and their families who ran, walked and skated through distances ranging from 2 km to 42.2 km.

For 2006 event details, go to *www.ingottawamarathon.ca*.

ING

ING Canada Inc.
181 University Avenue, 7th Floor
Toronto, Ontario M5H 3M7

ING

Annual Information Form
ING Canada Inc.
March 29, 2006

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve the cost savings anticipated from the acquisition of Allianz Canada; uncertainties related to our acquisition of Allianz Canada; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Unless otherwise specified, this Annual Information Form presents information as at December 31, 2005. All amounts in Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

ING Canada Inc. ("ING Canada", "we" or the "Company") is a corporation incorporated pursuant to the *Canada Business Corporations Act* and serves as a holding company for our operating subsidiaries which operate principally in the Canadian property and casualty insurance market. We conduct business in all provinces and territories of Canada through the following subsidiaries: ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Belair Insurance Company Inc., Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada, Equisure Financial Network Inc., Canada Brokerlink Inc., Wellington Warranty Company Inc., ING Investment Management Inc. and ING Wealth Management Inc. Our registered and principal business office is located at 181 University Avenue, Suite 700, Toronto, Ontario M5H 3M7.

Intercorporate Relationships

The following chart illustrates the corporate structure of ING Canada as at December 31, 2005, together with the jurisdiction of incorporation of each of our material operating companies. Unless otherwise noted, all of our subsidiaries are wholly-owned.

ING CANADA INC.



ING Canada Inc.
(Canada)
Belair Insurance Company Inc.
(Québec)
ING Insurance Company of Canada (Canada)
ING Novex Insurance Company of Canada (Canada)
The Nordic Insurance Company of Canada (Canada)4
Wellington Warranty Company Inc. (Canada)
Allianz Insurance Company of Canada (Canada)3,4
Trafalgar Insurance Company of Canada (Canada)3
ING Investment Management, Inc.
(Canada)
ING Wealth Management Inc.
(Canada)
Equisure Financial Network Inc.
(Canada)1
Canada Brokerlink Inc.
(Alberta)2,3

(1) We own 49% of the common shares of Equisure Financial Network Inc. ("Equisure") and 100% of its preferred shares. The remaining 51% of its common shares are held by a broker. A shareholder agreement provides us with the right in certain circumstances to acquire the common shares of Equisure not owned by us. Equisure generally owns a direct 50% interest in its property and casualty insurance brokerages; in Québec, Equisure indirectly owns up to 20% of property and casualty insurance brokerages.
(2) We own or have the right to acquire all of the issued and outstanding shares of Canada Brokerlink Inc.
(3) Held directly or indirectly through 1016304 Ontario Inc. (formerly Allianz of Canada, Inc.) (incorporated in Ontario).
(4) On February 20, 2006, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada announced their intention to amalgamate under the name of The Nordic Insurance Company of Canada. As of the date of this Annual Information Form, such amalgamation had not yet been completed and remained subject to regulatory approval.

GENERAL DEVELOPMENT OF THE BUSINESS

Our business was founded in 1809 with the incorporation of our first predecessor company, The Halifax Insurance Company. Our business has been operated as an indirect wholly-owned subsidiary of ING Groep N.V. ("ING Groep") or its predecessors since 1959. Between 1988 and 2001, we successfully acquired and integrated ten property and casualty ("P&C") insurance businesses. As a result of both our acquisitions and organic growth, we have grown in terms of direct premiums written from the eighteenth largest P&C insurer in Canada in 1988 to the largest P&C insurer in Canada with an estimated market share in excess of 12%, based on 2005 direct premiums written.

Our business is organized into two lines: personal and commercial insurance. Our principal insurance products are automobile, property and liability insurance, which we provide to individuals and small to medium-sized businesses across Canada. Based on direct premiums written in 2005, we are the largest provider of P&C insurance in Québec, Alberta, Atlantic Canada and British Columbia and the second largest in Ontario. We distribute our products through two channels: brokers and direct distribution. Our personal insurance business, representing 68.0% of our direct premiums written over the last twelve months ended December 31, 2005, consists of automobile and property insurance sold to individuals. Our commercial insurance business consists of automobile, property, liability, surety and specialty coverage sold to small and medium-sized commercial clients. In addition to our P&C insurance operations, we have an investment management operation which provides investment management services with respect to approximately $8.2 billion of assets under management ("AUM") as at December 31, 2005, which includes invested assets of our P&C insurance subsidiaries of $7.3 billion.

Three Year History

2003 was marked by a number of provincial regulatory reform initiatives in the personal automobile sector. The Company adapted and dealt with the impact of these reforms. Underwriting results in 2003 improved as the reforms began to impact results, however a more significant trend could be attributed to lower claims frequency, which resulted in reduced claim costs. The Facility Association (see below under the heading "Description of the Business – Facility Association") incurred a large loss in 2003 and, through our mandatory participation, the Company absorbed its proportionate share of the loss, which was in excess of $65 million.

In 2004, consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. ("Allianz Agreement") to acquire most of Allianz' operations in Canada for a purchase price of $370.0 million (the "Acquisition"). Included in the Acquisition were two insurance companies, Allianz Insurance Company of Canada ("AICC") and Trafalgar Insurance Company of Canada ("TICC"). Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink Inc. ("Canada Brokerlink"), which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed on December 8, 2004.

The Company completed an initial public offering on December 15, 2004 (the "Offering"), pursuant to the filing of a supplemented prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of S858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised on January 13, 2005, for which 5,232,000 additional common shares were issued and net proceeds were received of $129.2 million.

Throughout 2005, the Company focused on integration of the acquired business as a result of the Acquisition. In March 2005, an agreement was reached between the Company's mutual fund subsidiary and AGF Funds Inc. to merge the Company's mutual fund business into AGF Funds; the transaction closed in August 2005. As well, an agreement was reached to sell the renewal rights to the commercial marine insurance portfolio of one of the Company's subsidiaries to Royal & SunAlliance in July 2005. In September 2005, the Company filed a short form base shelf prospectus with Canadian securities regulators, giving it the ability to issue up to $1 billion in debt securities, Class A shares or common shares over a 25-month period.

We believe that several key factors will affect the P&C insurance industry in the next 12 months. Given the large contribution of automobile insurance to premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Automobile insurance reforms adopted by various provinces over the last two years continued to be effective at containing and stabilizing claims costs in 2005. Product availability and affordability have accordingly been restored. Sustainability of these cost containment measures as well as potential rate reductions will continue to be the key performance drivers in 2006.

Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2006. Nevertheless, barring unexpected developments, industry returns in automobile insurance in 2006 are likely to exceed historical levels. We expect the industry's top-line growth rate for the next 12 months to be below historical levels and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results in 2006 should exceed historical returns.

DESCRIPTION OF THE BUSINESS

The P&C insurance industry provides insurance to both individuals and businesses covering automobile, personal and commercial property, general liability and other business lines of P&C insurance. In 2005, the P&C insurance industry recorded approximately $36.0 billion of direct premiums written and made total claims payments and provisions for claims of approximately $20.0 billion. Automobile insurance is the largest business line of the P&C insurance industry while property insurance represents the second largest business line of the P&C insurance industry.

The three primary distribution channels for the P&C insurance industry are brokers, direct distribution and captive agents. Brokers act as intermediaries with a number of P&C insurance companies on behalf of customers who wish to purchase P&C insurance and represent a significant majority of the P&C insurance industry's personal and commercial insurance premiums. The direct distribution channel is a method by which P&C insurance companies sell their insurance policies directly to customers without the use of an intermediary, primarily through the Internet and call centres. P&C insurers that use a captive agent distribution strategy employ a proprietary sales force that markets P&C insurance products exclusively for that insurer.

The financial performance of the P&C insurance industry is determined by two principal factors: (i) the level of premiums collected in relation to claims and operating costs paid; and (ii) the returns generated by investment portfolios held by insurers.

The P&C insurance industry is a mature market. From 1993 to 2000, the compound annual growth rate ("CAGR") of the P&C insurance industry's direct premiums written was 4.4%. In 2001, 2002 and 2003, the P&C insurance industry's direct premiums written grew by 12.7%, 17.6% and 16.0%, respectively, resulting in a CAGR of 7.6% for the period from 1993 to 2003. The industry experienced lower growth in 2004, with an increase in direct premiums written of

4.4%, while recording virtually no growth in 2005, as the industry's direct premiums written grew at a rate of 0.7%.

A key performance measure of the P&C insurance industry is the combined ratio. The combined ratio is the sum of the claims ratio and the expense ratio. The claims ratio is the sum of claims and claims adjustment expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. The expense ratio is the sum of expenses including commissions, premium taxes and general and administrative expenses incurred, expressed as a percentage of net premiums earned.

In the eleven years preceding 2003, the P&C insurance industry's combined ratios remained above 100%. From 1997 through 2001, increases in the P&C insurance industry's combined ratios were primarily caused by rising losses which were not offset by price increases in the same period. Recently, the P&C insurance industry's combined ratios have improved significantly, reflecting regulatory changes and a shift toward increased prices, improved underwriting discipline, claims frequency, claims management and a focus on expense management. As a result, the P&C insurance industry's 2002 combined ratio improved to 105.8% from 111.0% in 2001, and further improved to 98.7% in 2003. The P&C insurance industry saw further improvement in 2004 with a combined ratio of 90.7%, while in 2005 the industry recorded a combined ratio of 92.7%.

The P&C insurance industry's returns on investment portfolios were severely impacted as interest rates fell to historic lows in recent years and equity markets declined from 2000 to 2002. However, as a result of a better combined ratio in 2005, the P&C insurance industry has improved its performance, posting a return on equity ("ROE") of 17.0% for the year ended December 31, 2005.

Lines of Business

Personal Insurance

We are the largest personal insurance provider in Canada with $2.7 billion of direct premiums written in 2005. Over the last twelve months ended December 31, 2005, our personal insurance business accounted for 68.0% of our direct premiums written. Our primary coverages in personal insurance are personal automobile and property insurance.

Personal Automobile and Liability Insurance. Our personal automobile insurance business, with $1.9 billion of direct premiums written over the last twelve months ended December 31, 2005 and approximately 1.5 million insurance policies in force, provides coverage to our customers for liability, personal injury (or accident benefits) and damage to their vehicles. Liability insurance covers the payment of damages by insured persons who have caused bodily injury or property damage to third parties as a result of an accident. Personal injury insurance covers impaired earnings, medical, rehabilitation and attendant care resulting from injury, illness or death sustained by an insured person as a result of an automobile accident. Property (collision and comprehensive) insurance covers losses suffered by insured persons because of damage to, or loss of, their automobiles. Our coverage is also available for motor homes, recreational vehicles, snowmobiles and antique and classic cars.

Claims costs in automobile insurance are primarily a function of the frequency of accidents, the cost of medical care, the cost of automobile repair and replacement, and any cost of litigation associated with claims.

Personal Property and Liability Insurance. Our personal property insurance business, with $779.9 million of direct premiums written over the last twelve months ended December 31, 2005 and approximately 1.4 million insurance policies in force, covers individuals for fire, theft, vandalism and other damages to both residences and their contents as well as personal liability coverage. Most home policies in force in Canada are on a guaranteed replacement cost basis. Coverages are adjusted to specific segments of the market. The home market is segmented into standard homes, high-value homes and non-standard homes. The home market also includes coverage for tenants, condominium owners, non-owner occupied residences and seasonal residences.

Claims costs in property insurance are primarily a function of the frequency and severity of claims. The severity itself is highly influenced by inflation in building supplies, labour costs and household possessions. Most homeowners' policies offer, but do not require, automatic increases in coverage to reflect growth in replacement costs and property values.

The profitability and pricing of homeowners' insurance is also affected by the incidence of natural disasters, particularly severe winter storms, wind, ice, hail and rain storms, earthquakes and hurricanes. We use reinsurance to reduce our exposure to natural disasters.

Commercial Insurance

We are one of the largest commercial insurance providers in Canada with $1.2 billion of direct premiums written in 2005. Over the last twelve months ended December 31, 2005, our commercial insurance business accounted for 32.0% of our direct premiums written. Our commercial insurance products are marketed to small to medium-sized businesses and farms.

Commercial Automobile Insurance. Our commercial automobile insurance business, with $330.4 million of direct premiums written over the last twelve months ended December 31, 2005 and approximately 77,000 insurance policies in force, provides the same coverage as personal automobile insurance but for different types of risks. Commercial automobile insurance covers commercial vehicles, public vehicles, garage risks, fleets of private passenger vehicles and light trucks. Most of the vehicles insured by us are cars and light trucks.

Commercial Other Insurance. Our commercial insurance business also provides coverage to businesses for fire and related lines, commercial liability, surety, multiple peril risks, premises liability and liability for products and operations as well as niche products (jewellers' block, furriers' block, hospitality risks and warranty coverages) and had $917.6 million of direct premiums written over the last twelve months ended December 31, 2005 with approximately 228,000 insurance policies in force. We have traditionally offered commercial property, liability and other insurance to a diversified group of small and medium-sized commercial clients. These clients are typically small businesses, commercial landlords, manufacturers and contractors.

Distribution and Marketing

We distribute our products through two channels: brokers and direct distribution. Brokers are our primary distribution channel, which accounted for 91% of our direct premiums written in 2005.

- *Brokers.* We conduct business with approximately 2,800 brokers across Canada. We believe that for these brokers, who act on behalf of the customer, the priorities are competitive pricing and responsive customer service for their clients. Our business success is predicated on continuing to provide competitive rates and products that are best suited for our target customers and to deliver consistently high levels of service to brokers. For certain brokers, we provide a technology platform that allows them to transact business with us, educate them on our products and engage in co-operative marketing. We may also assist brokers in providing a broader range of wealth management products. In 2000, ING acquired a network of P&C brokerages called Equisure. We subsequently sold approximately half of our equity interest in each of these brokerages in order to ensure that locally-based, customer-focused entrepreneurs direct these brokerages' activities. As part of the Acquisition, we also acquired Canada Brokerlink Inc., a network of brokers with operations primarily in Alberta and Ontario.

We believe that our commission structure for brokers has been consistent with standard practices in the P&C insurance industry. In 2005, we incurred total commissions of $646.3 million of which $524.7 million (approximately 13.7% of net premiums earned) represented basic commissions and $121.6 million represented contingent commissions (approximately 3.2% of net premiums earned). In addition, we have provided loans to certain brokers, including Equisure brokerages, to support the growth strategy of these brokerages or their succession planning requirements.

In October 2004, the Canadian Council of Insurance Regulators, an inter-jurisdictional association of regulators of insurance, and the Canadian Insurance Services Regulatory Organizations, an inter-jurisdictional association of regulators of insurance intermediaries across Canada, announced that they have established a committee to ensure a co-ordinated national approach to regulators' review of insurance practices regarding the relationship between insurance companies, brokers and other intermediaries. In addition, the Ontario government announced that it had reached an agreement in principle with the P&C insurance industry, whereby P&C insurers and brokers in Ontario will voluntarily improve disclosure of both basic and contingent commission payments. In Québec, the Autorité des marchés financiers announced in late 2005 that it would put in place rules and guidelines providing for the disclosure of the relationship between P&C insurers and brokers to consumers. On November 12, 2004, the IBC revealed details of a plan to provide enhanced clarity and access to information regarding P&C insurance sales and services in Ontario. We continue to review our commission structure, financing arrangements with brokers and related matters, including disclosure, and intend to work with insurance regulators in Canada and industry participants with respect to these developments.

- *Direct Distribution.* Our direct distribution channel caters to customers who prefer to deal directly with us, without an intermediary. Belair Insurance Company Inc. ("BELAIR") is known for its state-of-the-art call centre technology and has been conducting business directly through the Internet with consumers in Québec and Ontario since 1995, offering free quotes and online purchasing for automobile and home insurance. We market insurance directly to customers through BELAIR by contacting customers through mass media, telemarketing and direct mail campaigns. Products are marketed and sold mainly through the Internet and by phone through our call centres in Québec and Ontario.

Affinity groups, such as employers and associations, are also a part of our customer base. We handle sales and services for these programs either through a sponsoring broker or through our call centre operations. A number of corporations market our product offerings to their employees. In addition, we have relationships with automobile associations and other affinity groups including alumni and professional associations across Canada that market our products to their members.

Reinsurance

We purchase reinsurance in order to control our exposure to losses and liability arising from the insurance risks that we write and to protect our capital resources. We cede a portion of our gross premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses. The purpose of reinsurance is to improve risk diversification and to allow us to write more business.

All of our non-affiliate reinsurers are required to have a minimum credit rating of "A-" or higher as rated by A.M. Best at the time of entering into the reinsurance arrangements. Reinsurance recoverables related to our non-rated reinsurers, including our affiliate reinsurers, are substantially secured in the form of cash, letters of credit and/or assets held in trust accounts.

Pricing and Underwriting

Personal Insurance. We believe that pricing and underwriting are inextricably linked. The sophistication of pricing segmentation has a direct influence on the quality of risks that we will assume. Similarly, the sophistication of the risk selection process has a direct impact on the experience that is reflected in our pricing database and hence on our ability to segment and be competitive.

We enhance our competitive pricing position through disciplined claims and expense management. Over the last ten years, we have maintained a detailed proprietary database of our personal insurance business that is consistent across the provinces and territories. As a result of our size, this database allows us to have greater insight in the forecasting of expected claims severity and frequency. Our pricing is derived from frequency of claims, severity of claims, expenses associated with writing business, claims administration and settlement costs and costs of distribution channels through which the business is written.

The selection or underwriting process attempts to quantify the potential risks associated with a customer to determine the eligibility of that customer and the appropriate price that should be charged. This process is highly automated in order that brokers and underwriters can apply our underwriting guidelines as consistently as possible. We have developed sophisticated models to identify the relative profitability at the risk or policy level in order to provide brokers with additional guidelines to encourage business with the highest expected profitability.

Commercial Insurance. As in personal insurance, product pricing in commercial insurance is generally developed to provide for expected claims frequency and severity in the period when the rates will be in effect. Product pricing takes into account the expenses associated with writing business as well as claims administration and settlement expenses. Our pricing strategy also incorporates the cost of capital required to support the business being written.

We have a disciplined approach to underwriting and risk management in commercial insurance with an emphasis on profitability. Our focus on small and medium-sized businesses has allowed us to standardize our underwriting criteria and pricing based on industry classifications.

Claims Management

Our claims management objective is to provide efficient, high quality claims service to our customers while controlling claims administration costs and reducing the incidence of fraud. We believe that this can best be achieved by our internal claims staff who are trained to apply our claims management practices.

In 2005, 97% of our claims were handled to completion by our internal claims personnel, without the involvement of an external claims adjuster. We believe this results in the desired effect of consistent application of our claims policies and procedures, as well as lower aggregate claims costs and related claims administration costs.

In order to benchmark and evaluate our performance, we seek feedback from claimants annually with respect to satisfaction of our claims handling procedures. Based on this feedback for 2005, over 94% of claimants responding to the survey were satisfied with the claims process and the payments that they received. We believe that the results of this survey are representative of the satisfaction of our claimants. Our staff recognizes that timely resolution of claims is a service valued by our clients and contributes to our success and reputation. In 2003, to demonstrate our commitment to efficiency, we launched a claim service guarantee initiative, whereby we promise a response within 30 minutes after a claim is reported. If we fail to respond within 30 minutes, we pay the annual premium paid by the customer, an amount not to exceed $1,000.

General claims handling is administered by our approximately 1,500 claims professionals located across Canada. The claims handling process includes receipt of notice of loss, coverage verification, reserving for the ultimate potential loss, investigation of circumstances surrounding the claim, assessment of damages, settlement or refusal of settlement as appropriate, payment, completing salvage operations and recuperating under subrogation or reinsurance where applicable. The key elements of our management process are our comprehensive claims handbooks, our numerous technical training programs and our quality review processes. We have designed systems and processes that ensure on-going monitoring, measurement and control of all aspects of the claims resolution process, from the time we receive the notice of loss to the final claim settlement.

We also have a national claims operation which:

- establishes our strategic direction with respect to claims and policies on issues that are common to all regions and distribution channels; and
- further develops our core competencies and best practices in claims.

The national claims operation negotiates suppliers' agreements, establishes training courses, updates claims manuals, establishes and monitors a consistent reserving approach, conducts operational audits, champions system development and enhancements and establishes strategies to control loss costs, including internal and external adjustment expenses.

Most of our claims professionals are regionally based. Their role is to manage the day-to-day operations relating to claims. We believe that this allows us to respond to the customer in a timely manner when a claim situation arises. All of our adjusters have authority limits— magnitudes of claims that they are qualified to process — commensurate with the adjusters' respective level of experience. These authority levels are reviewed on a regular basis and adjusted if warranted.

We manage a large number of claims in the normal course of business. A number of outstanding claims present common issues faced by the P&C insurance industry as a whole, such as total loss deductible, aftermarket parts, ice storm and environmental contamination claims. These insurance claims are managed by the claims department on a day-to-day basis. Reserves are established and adjusted by the claims department and reviewed by our internal and external auditors and our actuarial, legal and finance departments. If these claims are derived from insurance policies that are covered by reinsurance treaties, the risk to us is limited to the net retention of the insurance risks and the credit rating of the reinsurer.

Facility Association

As a condition of providing automobile insurance in Canada, our insurance subsidiaries are required to participate in the Facility Association in all provinces and territories except British Columbia, Saskatchewan, Manitoba and Québec. The Facility Association consists of mandatory pooling arrangements with all industry participants and provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase coverage from private insurers. The policies written in the Facility Association are processed and managed by a small number of insurance carriers which receive expense reimbursement for administering the policies. We are one of several carriers that manage the Facility Association's policies. All underwriting results and investment income resulting from the business processed by these carriers are then pooled and assumed by all industry participants according to their automobile insurance market share.

The size of the Facility Association across jurisdictions varies over time in relation to the profitability of automobile insurance markets as well as the capital available to private insurers. The Facility Association's premiums exceeded $1 billion in direct premiums written in 2003, but decreased to $850 million in 2004. In 2005, the Facility Association recorded $650 million in direct written premiums.

As the Facility Association was unable to increase price levels as fast as claims costs increased, it suffered losses exceeding $500 million in 2003, largely as a result of claims in Ontario. However, due to regulatory reforms and significant rate increases in 2003 and 2004 that helped reduce the number of risks placed into the Facility Association, it produced a profit of approximately $530 million in 2004. In 2005, net results were a loss of approximately $22 million.

Competitive Conditions

The P&C insurance industry is highly competitive. In each business line, the market is highly fragmented and there are typically numerous industry participants competing. Our competitors include both foreign and domestic insurers as well as large national insurers, government automobile insurers, smaller local insurers and mutual and co-operative insurers. In 2005, the top five insurers accounted for only about 35% of the direct premiums written for the private P&C insurance industry. We believe that the P&C insurance industry will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, distribution channels, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. The regional competitive landscape varies slightly from the national picture.

In this competitive environment, ING Canada is the largest provider of P&C insurance in Canada based on 2005 direct premiums written. We have developed underwriting and pricing policies that have been demonstrated to be effective over time. As well, we are a financially sound company with an efficient capital structure that has delivered consistent returns. Since 1988, we have successfully acquired and integrated eleven businesses, including Allianz Canada, realized synergies and enhanced our operational efficiency and underwriting expertise. We conduct our business in all provinces and territories of Canada and distribute our products and services through P&C insurance brokers and direct distribution. Our senior management team has an average of over 15 years in the P&C insurance industry and has been with us for an average of ten years.

Intangible Properties

The international reputation of ING Groep for financial services expertise is well recognized in Canada and has a positive effect on our ability to attract a significant percentage of personal and commercial lines business handled by established brokerages. Through the Trademark License Agreement between ING Groep and ING Canada, we are able to use ING Groep's internationally recognized trademarks in furtherance of our business. In addition, in the direct personal lines distribution channel, BELAIR has developed a strong reputation among consumers in Québec and Ontario.

Economic Dependence

Trade-Mark Licence Agreement

Under the Trade-Mark Licence Agreement dated as of December 15, 2004 between ING Groep and ING Canada, ING Groep granted to the Company a non-exclusive licence to use the

ING brand, which includes the ING trade-marks, trade names, graphics, logos and domain names of ING Groep in consideration for a one-time non-refundable licence fee of one hundred dollars ($100.00). The Company is also entitled to sub-licence the use of such marks to the members of our distribution channel on such terms and conditions as ING Groep may determine from time to time. The licence will terminate, subject to a 12 month transition period (or such longer period as may be agreed to between us and ING Groep), upon the earlier of the date that (i) we notify ING Groep that we and all sublicensees intend to cease using the ING brand with no intention of resuming use, (ii) ING Groep notifies us to cease using the ING brand, or (iii) ING Groep ceases to beneficially own at least one-half of the outstanding Common Shares of the Company. In addition to the foregoing, either party may terminate the Trade-Mark Licence Agreement at any time on written notice to the other party in the event of a material breach of the licence provisions by the other party which has not been cured to the reasonable satisfaction of the non-breaching party within 120 days of the written notice. The Trade-Mark Licence Agreement will also terminate in the event of our insolvency or bankruptcy.

Changes to Contracts

The Company is consolidating its employees in the Greater Toronto Area at its downtown office and is completing a similar consolidation at its Québec regional office in Saint-Hyacinthe. As a result, certain leases linked to previously used spaces will expire and the Company expects that these changes will result in greater overall efficiencies.

Employees

As at December 31, 2005, ING Canada, including its operational units, had approximately 6,500 full-time equivalent employees.

Investment Management

Substantially all of our investment portfolio is managed by ING Investment Management Inc. ("IIM"). IIM also provides investment management services to our employee pension plans.

As at December 31, 2005, IIM had aggregate AUM of approximately $8.2 billion of which $7.3 billion was managed on behalf of our P&C insurance subsidiaries. Of the aggregate AUM, IIM managed $4.8 billion, $1.7 billion and $1.3 billion in fixed income, common equity and preferred equity, respectively.

Investment Philosophy and Strategies

Our overall investment philosophy stresses preservation of capital, management of market liquidity, diversification of investment strategy and market risks, capital optimization and taxation effects in order to provide long-term value. Absolute and relative value of investments is taken into account in the formation of our investment strategies and portfolios. All public securities portfolios are managed against total return benchmarks. We seek to leverage our core investment capabilities in the management of a range of asset portfolios. In addition, we seek to leverage strong local knowledge of capital markets opportunities and enhance these skills with global resources and perspective provided by ING Groep.

Investment strategies are evaluated based on the relative attractiveness of a given asset category after taking into account tax, regulatory capital, risk expectations, and other material influences. The strategic asset allocation targets are established based on the availability of certain asset types, portfolio management expertise available to manage these assets, the long-term risk and return characteristics of sectors and the interaction of the overall investment portfolio with the liability characteristics.

Our investment objectives remain consistent with those in 2004. Beginning in 2006, we are expanding the investment options to include investment grade international bonds and the use of derivatives to support the management of the duration of our fixed income portfolio.

IIM has two primary investment teams, which focus on fixed income securities and equity securities (including preferred shares), respectively. Within the equity team, smaller groups focus on different investment strategies. Although the fixed income and equity teams are focused on the two primary markets, our investment process encourages sharing of insights on issuers, communication about market trends and building investment outlooks founded on a common economic outlook. In all cases, our investment process is oriented towards providing incremental returns through active portfolio management. The performance of our investment teams is measured against total return benchmarks.

Fixed Income Securities: It is our objective to maintain a well diversified fixed income portfolio. Our internal guidelines govern the amount of credit risk we accept in the portfolio. With investments in government bonds, provincial securities, corporate bonds, asset-backed securities, including mortgage securities, and selected private placements and secured commercial mortgages, credit risk is spread across a broad range of issuers, structures and industries. Fixed income securities are selected based on fundamental value in the context of the general economic outlook, new issuance expectations, and overall market supply and demand forces for specific securities. Relative value between yield curve exposure, credit ratings diversification and aggregate rating composition along with sector allocation are factors we take into account in the management of the portfolios.

Equity Securities. Within the broad equity category, we pursue a range of different strategies. We use the "Growth at a Reasonable Price" methodology as the base philosophy underlying our equity investment processes. This strategy seeks to balance growth opportunities and fundamental value oriented focus. We believe in a fundamental-driven investment strategy where macroeconomic events and developments provide the framework for security-specific implementation. We focus on equity characteristics, variables and ratios we believe will identify stocks positioned to outperform in the near and medium-term. We then focus our analysis and research on specific equities that meet our preferred profile.

For the assets supporting the P&C insurance business, the major strategies include, as at December 31, 2005, a preferred share portfolio of $1.3 billion, a dividend rollover portfolio ("DROP") of $1,314.9 million and a market neutral program of $34.2 million—long exposure. The preferred shares portfolio seeks to provide an attractive after-tax return on a capital and risk adjusted basis. We consider our exposure to preferred shares to be a mix of both fixed income and equity market exposure. We seek to diversify our exposure across industries and companies. Investments are made in retractable (callable), fixed/reset, floating and perpetual securities. We seek to employ rigorous, bottom-up fundamental analysis in constructing our preferred share portfolio as we do in our other equity portfolios. We also strive to optimize the tax implications of owning these investments. The DROP focuses on high-dividend and special dividend paying stocks and seeks to capture favourable after-tax income from these shares. The market neutral program is a long/short equity strategy. The expectation is to provide an attractive absolute level of total return irrespective of market conditions. Daily monitoring of all constraints and predetermined stress tests occurs in this portfolio.

Benchmarks and Performance

Our investment benchmarks are representative of the risk/return profile considered appropriate to support our liability profile. Although we emphasize the total return of the investment portfolio, a variety of business variables affect the ongoing management of the assets. The overall benchmark for the P&C insurance subsidiaries portfolio is a blend of the underlying benchmarks for each asset sector. The benchmarks for the preferred shares and DROP portfolios are constructed to meet the quality, diversity and liquidity needs of the business. Performance figures for our P&C insurance subsidiaries' portfolios are measured on an after-tax total return basis. For the P&C insurance subsidiaries and pension portfolios, the investment performance is as follows:

	Annual Returns	
	2005	**Last Three Years**
Our P&C Insurance Subsidiaries[1]		
Total	**6.79%**	**7.33%**
Fixed Income	4.32%	4.43%
Canadian Preferred Equity	4.55%	7.07%
Canadian Common Equity	18.91%	18.17%
Our Employee Pension Plans		
Total	**15.16%**	**16.41%**
Fixed Income	6.90%	7.19%
Canadian Common Equity	29.48%	30.20%
U.S. Common Equity	5.32%	16.09%
International Common Equity	14.07%	12.22%

(1) Excludes commercial mortgages and privately placed securities. Returns are after-tax.

Reorganization

ING Canada Holdings Inc. and ING Canada Inc. Prior to the Offering on December 15, 2004, ING Canada was a wholly-owned subsidiary of ING Canada Holdings Inc. ("ING Holdings"), which in turn was a wholly-owned subsidiary of ING Insurance International B.V. ("ING International"). Prior to the closing of the Offering, the outstanding share capital of ING Holdings was reorganized and a portion of capital stock redeemed in exchange for promissory notes payable to ING International and all of the issued and outstanding preferred shares of ING Holdings that were held by ING International were redeemed in exchange for promissory notes in the aggregate principal amount of $687.8 million. Following the redemption of the preferred shares and prior to the closing of the Offering, ING Holdings and ING Canada amalgamated under the *Canada Business Corporations Act* with the amalgamated corporation named "ING Canada Inc.". The authorized share capital of the amalgamated corporation is as described under the section entitled "Description of Capital Structure" below.

Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada. As previously noted, on February 20, 2006, two subsidiaries of the Company, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada announced their intention to amalgamate under the name of The Nordic Insurance Company of Canada. The proposed amalgamation is part of the Company's integration of Allianz Canada. As of the date of this Annual Information Form, such amalgamation had not yet been completed and remained subject to regulatory approval.

RISK FACTORS

If we are unable to implement our strategy or operate our business as we currently expect, our results may be adversely affected.

In order to seek profitable growth and maximize shareholder returns, we intend to invest significant resources in expanding our core businesses and implementing our strategies which we describe in the Supplemental PREP Prospectus of December 9, 2004 of ING Canada ("our Prospectus"), p. 6-7: "Our Business— Our Strategy". We cannot assure you that we will continue to succeed in implementing our strategies. We may experience difficulty in executing our strategies because of, among other things, increased competition, difficulty in developing and introducing new products, adverse economic conditions and changes in regulatory requirements. Any of the above could have a material adverse effect on the success of our strategies.

If actual claims payments exceed our reserves for losses and loss adjustment expenses, we may be required to establish additional reserves which may adversely affect our financial condition and results of operations.

Our success depends upon our ability to accurately assess the risks associated with the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are our estimates of what we expect to be the ultimate cost of resolution and administration of claims. These estimates are based upon various factors, including:

- actuarial projections of the cost of settlement and administration of claims reflecting facts and circumstances then known;
- estimates of future trends in claims severity and frequency;
- judicial theories of liability;
- variables in claims handling procedures;
- economic factors (such as inflation);
- judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and
- the level of insurance fraud.

Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

We continually refine our reserve estimates in an ongoing process as claims are reported and settled. Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and loss adjustment expenses experience:

- the amounts of claims payments;
- the expenses that we incur in resolving claims;
- legislative and judicial developments; and
- changes in economic conditions, including inflation.

Actual losses and loss adjustment expenses we incur under insurance policies that we write may be different from the amount of reserves we establish. To the extent that actual losses and loss adjustment expenses exceed our expectations and the reserves reflected on our financial statements, we will be required to reflect those changes by increasing our reserves. In addition, government regulators could require that we increase our reserves if they determine that our reserves were understated in the past. When we increase reserves, our pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition, increasing or "strengthening" reserves causes a reduction in our insurance subsidiaries' surplus and could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies.

Our investment performance may suffer as a result of adverse capital market developments or other factors, which could in turn adversely affect our business, financial condition and results of operations.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2005 and 2004, net investment income and net realized investment and other gains accounted for approximately 12.6% and 10.5%, respectively, of our consolidated revenue. A significant decline in yields in our investment portfolio or a significant reduction in the value of the securities that we own could have a material adverse effect on our business, results of operations and financial condition. In addition, due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing securities.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control. In addition, the equity portion of our invested assets is subject to the risk, among others, that the financial condition of issuers in which we invest may become impaired or that the general condition of the stock market deteriorates.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly. We may alter our investment policy at an inopportune time which could result in a material underperformance of the investment portfolio as compared to historic results.

The P&C insurance industry is cyclical, and we expect to experience periods with excess underwriting capacity and unfavourable pricing.

Historically, the results of companies in the P&C insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

- competition;
- availability of capital to support the assumption of new business;
- rising levels of actual costs that are not foreseen by companies at the time they price their products;
- volatile and unpredictable developments, including unnatural, weather-related and other natural catastrophes or terrorist attacks;
- changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop;
- changes in insurance and tax laws and regulation as well as new legislative initiatives;

- general economic conditions, such as fluctuations in interest rates, inflation and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts; and
- general industry practices.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

- regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;
- developing trends in tort and class action litigation;
- changes in laws which could limit the use of used or like kind and quality after-market parts or compel compensation for alleged diminution in value notwithstanding repair of the vehicle;
- changes in other laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures; and
- privacy and consumer protection laws that prevent insurers from assessing risks or factors that have a high correlation with risks considered, such as credit scoring.

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized generally by lessening competition, stricter underwriting standards and increasing premiums rates. Our profitability tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Our business is heavily regulated and changes in regulation may reduce our profitability and limit our growth.

Our insurance subsidiaries are subject to regulation and supervision by insurance regulatory authorities of the jurisdictions in which they are incorporated and licensed to conduct business. That regulation and supervision is designed to protect policyholders and creditors rather than investors. We believe that our insurance subsidiaries are in material compliance with all applicable regulatory requirements. It is not possible to predict the future impact of changing federal, provincial and territorial regulations on our operations, and we cannot assure you that laws and regulations enacted in the future will not be more restrictive than existing laws. As already noted, we are subject to numerous laws and regulations in various jurisdictions. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial and territorial insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

- rate setting;
- risk-based capital and solvency standards;
- restrictions on types of investments;
- the maintenance of adequate reserves for unearned premiums and unpaid claims;
- the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
- the licensing of insurers, agents and brokers;
- limitations on dividends and transactions with affiliates; and

- regulatory actions.

In addition, these laws and regulations typically require us to periodically file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition including, on an annual basis, the aggregate amount of contingent commissions paid and general business operations. We could be subject to regulatory actions, sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

Any such failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business or significant penalties, which could adversely affect our results of operations and financial condition. In addition, any changes in laws and regulations, including the adoption of consumer or other initiatives regarding contingent and other commissions, rates charged for automobile or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

Our business is subject to risks related to litigation and regulatory actions.

In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in a number of claims relating to our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

- disputes over coverage or claims adjudication;
- disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements;
- disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;
- regulatory actions relating to consumer pressure in relation to benefits realized by insurers;
- disputes with taxing authorities regarding our tax liabilities; and
- disputes relating to certain businesses acquired or disposed of by us.

In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our businesses.

We may be subject to governmental or administrative investigations and proceedings in the context of our highly regulated sectors of activity. We cannot predict the outcome of these investigations, proceedings and reviews, and cannot assure you that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect our results of operations and financial condition. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction and the price of the Common Shares.

The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on our products and services, thereby subjecting our industries to periodic negative publicity. We also may be negatively impacted if another one of our industries engages in practices resulting in increased public attention to our businesses. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

The P&C insurance industry is highly competitive, and we believe that it will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. We compete with a large number of domestic and foreign insurers. These companies sell through various distribution channels, including brokers and agents who sell products exclusively for one insurer and directly to the consumer. We compete not only for business and individual customers, employers and other group customers but also for brokers, other distributors of investment and insurance products.

In addition, we may not be aware of other companies that may be planning to enter the insurance market or existing insurers that may be planning to raise additional capital. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. We cannot assure you that we will be able to achieve or maintain any particular level of direct premiums written in this competitive environment.

Brokers that sell our products sell insurance products of our competitors. Such brokers may choose not to sell our products.

We distribute our products primarily through a network of brokers. These brokers sell our competitors' products and may stop selling our products altogether. Strong competition exists among insurers for brokers with demonstrated ability to sell insurance products. Premium volume and profitability could be materially adversely affected if there is a material decrease in the number of brokers that choose to sell our products. In addition, our strategy of distributing through the direct channel may adversely impact our relationship with brokers who distribute our products.

We may be unable to successfully pursue our acquisition strategy.

In executing our growth strategy, we intend to continue to expand our operations and business in part by acquiring additional P&C insurance businesses. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into our operations. Furthermore, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that acquired businesses will achieve the anticipated revenues, income and synergies. Acquisitions could also result in potentially dilutive issuances of equity securities.

Failure on our part to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

ING Groep will substantially influence our direction and operations and may have interests that differ from those of our other shareholders.

Subsequent to the exercise in full of the Over-Allotment Option on January 13, 2005, ING Groep directly or indirectly owns approximately 70% of the outstanding Common Shares. Consequently, ING Groep is in a position to determine the outcome of corporate actions requiring shareholder approval, including: electing certain members of our board of directors; adopting amendments to our constating documents; and approving a merger or consolidation, liquidation or sale of all or substantially all of our assets. ING Groep is also in a position to prohibit us from carrying on business in jurisdictions outside of Canada. On December 15, 2004, ING Canada entered into a Co-operation Agreement with ING Groep which provides, among other things, that for so long as ING Groep holds not less than one-third of our outstanding Common Shares, we may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds, without the prior written approval of ING Groep. In addition, ING Groep holds a Special Share, which entitles ING Groep to elect a specified number of directors to our board, which initially will comprise 5 of our 12 directors, one of whom must be appointed our Chief Executive Officer. Accordingly, ING Groep has significant influence over our ongoing business and operations, both as a shareholder and as a party to the Co-operation Agreement, even after it ceases to own or control a majority of our Common Shares. For further details, please refer to the section entitled "Relationship with ING Groep" below.

In addition, ING Groep has provided us, and will continue to provide us, with certain services. The terms of these arrangements have been negotiated between us and ING Groep and may not necessarily reflect terms that we or ING Groep would agree to with an independent third party. Certain of these arrangements may be disadvantageous to us. For further details, please refer to the section entitled "Relationship with ING Groep" below. Certain of our directors are also directors or officers of ING Groep or certain of its subsidiaries. Conflicts of interest could arise between us and ING Groep or one of its subsidiaries, and any such conflict may not be resolved in a manner that favours us.

ING Groep has advised us that it intends to retain control of us and does not currently intend to pursue any action that would cause its holding of Common Shares to be reduced such that it would not retain such control. In order to retain control, ING Groep may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in Common Shares or the then market price of the Common Shares. We do not have any control over any decision that ING Groep may make in the future regarding its continued ownership of Common Shares.

Our profitability and ability to grow may be adversely affected by our mandatory participation in the Facility Association in Canada's automobile insurance markets.

As a condition to the ability to conduct business in Canada's automobile insurance markets, our insurance subsidiaries are required to participate in the Facility Association that covers most of the provinces and territories. For further details, please refer to the section entitled "Description of the Business — Facility Association" above. Facility Association losses, an increase in the number of policyholders captured in the Facility Association, or changes in the pooling arrangement could reduce the profitability of our insurance subsidiaries in any given period or limit the ability of our insurance subsidiaries to profitably grow the business.

Terrorist attacks and ensuing events could have an adverse effect on our financial results and financial condition.

We may have exposure to losses resulting from acts of terrorism and political instability. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity. It is difficult to predict the occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate.

In addition, any future acts of terrorism would significantly adversely affect general economic, market and political conditions, potentially increasing some of the other risks to our business discussed in this section.

The occurrence of severe catastrophic events may have a material adverse effect on our financial results and financial condition.

Our insurance operations expose us to claims arising out of catastrophes. We have experienced, and expect in the future to experience, catastrophic losses that may materially reduce our profitability or harm our financial condition.

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, rainstorms, ice storms, explosions, severe winter weather and fires. Unnatural catastrophic events include hostilities, terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of P&C insurance lines. For example, the ice storm in Eastern Canada in 1998 caused P&C insurance losses in several lines of business, including business interruption, personal property, automobile and commercial property.

Claims resulting from natural or unnatural catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected.

We may experience an abrupt interruption of activities caused by unforeseeable and/or catastrophic events. Our operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions and also to key personnel. If our business continuity plans cannot be put into action or do not take such events into account, losses may further increase.

If we are unable to maintain our current financial strength ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Independent third party rating agencies assess and rate the financial strength of insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. Financial strength ratings are used by insurers and insurance brokers as an important means of assessing the financial strength and quality of insurers. We may not maintain our financial strength ratings from the rating agencies. Please refer to the section at p. 33 in our Prospectus entitled "Our Business — Ratings" for further details.

Any rating downgrade could result in a reduction in the number of insurance contracts we write and in a significant loss of business, as such business could move to other competitors with higher ratings, thus causing premiums and earnings to decrease.

We may not be able to successfully alleviate risk through reinsurance arrangements, which could cause us to reduce our premiums written in certain lines or could result in losses.

We use reinsurance to help manage our exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our premium volume and profitability. Many reinsurance companies exclude certain coverages from, or alter terms in, the policies that we purchase from them. For example, following the terrorist attacks of September 11, 2001, certain reinsurers excluded coverage for terrorist acts or priced such coverage at prohibitively high rates. These gaps in reinsurance protection expose us to greater risk and greater potential losses and could adversely affect our ability to write future business.

We bear credit risk with respect to our reinsurers and we purchase a significant portion of our reinsurance from an unrated and unlicensed reinsurer.

Our reinsurance arrangements are with a limited number of reinsurers and, as of December 31, 2005, approximately 17.7% of our ceded policy liabilities were to ING Re, one of our affiliates, which is rated "AA" by S&P and is not licensed in Canada. This increases a potential adverse effect on our results of operations if one or more of our reinsurers is unable to meet its financial obligations. Although all of our non-affiliate reinsurers were rated "A-" or higher by A.M. Best at the time of entering into the reinsurance arrangements, these ratings are subject to change and may be lowered.

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers. We cannot ensure that our reinsurers will pay all reinsurance claims on a timely basis or at all. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible.

The inability to collect amounts due to us under reinsurance arrangements would reduce our net income and cash flow, and the ability of our insurance subsidiaries to pay dividends or make other distributions to us.

Because we are dependent on key employees, the loss of any of these employees or our inability to retain other key personnel could adversely affect our business.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

General economic, financial market and political conditions may adversely affect our business and profitability.

Our businesses and profitability may be materially adversely affected from time to time by general economic, financial market and political conditions such as those occurring after the September 11, 2001 terrorist attacks as discussed above. In periods of economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, individuals and businesses may choose not to purchase insurance products, may permit existing policies to lapse, or may choose to reduce the amount of coverage purchased. In addition to the demand for our insurance products being adversely affected, our reserves and provisions would likely increase resulting in lower earnings. General inflationary pressures may affect the costs of medical care, automobile parts and repair, construction and other items, increasing the costs of paying claims.

As a holding company, we are dependent on the results of operations of our subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our subsidiaries. As a holding company without significant operations or assets of our own, our principal sources of funds are dividends and other distributions as well as loans from our subsidiaries. Canadian insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance subsidiaries need to maintain financial strength ratings which requires us to sustain capital levels in our insurance subsidiaries. These restrictions affect the ability of our insurance subsidiaries to pay dividends and use their capital in other ways. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Risk Management

We have established comprehensive risk management and internal control procedures designed to manage and monitor various risks in order to protect our business, clients and shareholders. Our risk management efforts aim to avoid risks that could materially impair our financial position, accept risks that contribute to sustainable earnings and growth and disclose these risks in a full and complete manner. Our board of directors is responsible for overseeing our risk-taking activities and risk management programs.

Our board of directors has established the following committees to ensure that risks are being properly measured, monitored and reported:

- *Audit and Risk Review Committee:* This committee is composed exclusively of independent members of our board of directors and chaired by an independent director. In addition to its audit committee functions, which include the review of the financial information and the monitoring of the internal controls, this committee reviews trends and key risk positions and exposures, risk management programs, practices and internal controls and compliance with key operational risk policies and limits.

- *Conduct Review and Corporate Governance Committee:* This committee is composed of a majority of independent members of our board of directors and chaired by an independent director. This committee reviews, approves or makes recommendations to our board of directors with respect to related party transactions, compliance and market conduct programs and policies, including the resolution of conflicts of interests, and restrictions on use of confidential information.

- *Risk Management Committee:* This committee is composed of six of our senior officers and is chaired by a senior officer designated by our board of directors. It meets monthly and oversees and endorses our global risk management priorities, assesses the effectiveness of risk management programs, policies and actions of each key critical function of our business and reports on an ongoing basis to the Chief Executive Officer, quarterly to the audit committee, and at a minimum annually to our board of directors. The committee evaluates our overall risk profile, aiming for a balance between risk, return, and capital, and determines policies concerning security and information technology risk, compliance, regulatory, legal and litigation issues, crisis and business continuity risks and reputational risk as well as management information systems. The committee is mandated to: (i) identify risks that could materially affect our business; (ii) measure risks and their financial and other impact, such as reputational; (iii) monitor risks; and (iv) avoid risks if they are not in line with the risk tolerance level determined by our board of directors. This committee uses a number of tools and processes to identify and assess the risks that could affect us. The main tools are the R&CSR (Risks and Control Self-Assessment Report), through which the risk profile of a specific business unit is established and then measured, and the key risk indicators which are a strategic tool for proactive and continuous monitoring of identified risks.

In addition, the Chief Executive Officer is directly accountable to our board of directors for all of our risk-taking activities and risk management programs and is supported by the Chief Financial Officer and the Senior Vice-President, Corporate and Legal Services, who act as Co-Chief Risk Officers, as well as the senior management committee which reviews findings of the risk management committee and takes action accordingly.

The following sets out the principal risks we have identified and the strategies adopted to manage them:

- *Strategic Risks:* We face many strategic challenges, including ongoing management and development of our products, services and relationships with our distribution networks and insureds. We manage these risks through formal processes and approvals which include:
    - obtaining our board of directors' final approval of the medium term plan, which provides for strategic planning and capital allocation, and includes risk management analysis;
    - reviewing of the financial and operational reports by the audit and risk review committee and our board of directors on a quarterly basis;
    - having each of our business units develop detailed business plans, which are then executed by local management;
    - having each significant acquisition reviewed by our board of directors and the majority shareholder; and
    - developing and maintaining high standards of conduct through distribution of our Code of Conduct to all new employees and periodical reminders of same to all employees, together with training sessions.
- *Operational Risks:* Operational risks are the risks of loss resulting from inadequate or failed internal processes, systems failures or human performance failures. The main operational risks relate to our inability to design and price our products properly, retain our distribution networks, manage our information properly and recuperate amounts due by our reinsurers.
- *Investment Risks:* Our investment risks are derived from three main sources: (i) investment risks that result from price volatility, interest rate changes, default, deterioration of credit rating or creditworthiness, adverse movements in foreign currency rates and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands; (ii) we bear the credit risk of our reinsurers in case they become unable to meet their financial obligations; and (iii) the risk of loss due to inability or unwillingness of our brokers to whom we lend money to repay amounts due.

To alleviate such risks, we have adopted an investment philosophy aimed at preserving capital and investment policies that set investment limits in each category of acceptable investments and that fix minimum ratings for each type of investment. These investment policies and guidelines are applied by IIM and are closely monitored by an investment committee that reports to our board of directors at each of its regular meetings. Please refer to the section entitled "Description of the Business – Investment Management – Investment Philosophy and Strategies" above.

Reinsurers are selected based on their financial strength ratings, business practices and the price of their product offerings. All non-related reinsurers must be rated "A-" or higher by A.M. Best at the time of entering into reinsurance agreements with us, in addition to providing collateral under reinsurance agreements if they are not licensed in Canada. Reinsurance agreements and reinsurers are closely monitored on a continuing basis. Please refer to the section entitled "Description of the business – Reinsurance" above.

Broker loans are managed by officers in each of the three main regions and overseen by management at a national level: they negotiate the loans and equity participation with selected brokerages to which we lend money or in which we take a co-ownership position. Standard agreements are used for this purpose and contain general security and supervision clauses. These officers monitor the financial situation of these brokerages. The Company's Board reviews the loan arrangements as a whole on an annual basis.

- *Market Conduct Risks:* We are subject to numerous laws and regulations in all the jurisdictions in which we operate. Failure to respect all laws and regulations, or failure to identify such laws and regulations and their impact on our relationship with customers could negatively affect our financial results and reputation. In this regard, we are supported by a team of lawyers and staff, and by outside counsel when deemed necessary, in addition to being an active member of the major industry associations. Also, we recently created a government relations function to ensure contact with the governments of the various provinces in which we operate, and to be proactive in situations that could affect our business.
- *External Risks:* Our operations are exposed to a large number of diversified external factors over which we have no or limited control. These include natural events, general economic and geo-political conditions, and adverse legislative and judicial developments. Identification, monitoring and mitigating or avoidance of such risks is supported by the risk management effort at all levels of our organization, which includes prudent actuarial reserves, controlled risk appetite and limited risk tolerance and control of the binding authorization limits in operations, credit, acquisitions or disposals.

DIVIDENDS

ING Canada did not declare or pay any dividends in 2004 following the Offering. On February 17th 2005, ING Canada announced the declaration of a quarterly dividend of $0.1625 per share on its outstanding common shares and paid out such dividend amount on each of March 31, June 30, September 30 and December 30, 2005. On February 16th, 2006, the Board of Directors of ING Canada declared a quarterly dividend of $0.25 per share on its outstanding common shares, to be paid on March 31, 2006 to shareholders of record on March 15, 2006. The payment of dividends is subject to the discretion of our board of directors and depends on, among other things, our financial condition, general business conditions, restrictions regarding the payment of dividends to us by our P&C insurance subsidiaries and other factors that our board may in the future consider to be relevant. In addition, pursuant to a co-operation agreement entered into between ING Canada and ING Groep, ING Groep must approve any change in our policy with respect to the declaration and payment of dividends. For further details, please refer to section "Relationship with ING Groep" below.

As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries and our own cash balances to pay dividends to our shareholders. The amount of dividends payable by our subsidiaries without the prior approval of the applicable insurance regulatory authorities is limited by applicable insurance law.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares ("Common Shares"), an unlimited number of class A shares, issuable in series, the rights and preferences of which may be established from time to time by our board of directors, and one special share (the "Special Share"). As of December 31, 2005, 133,732,000 Common Shares, no class A shares and one Special Share were issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive dividends as and when declared by our board of directors and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon our voluntary or involuntary liquidation, dissolution or winding-up, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Class A Shares

The class A shares will be issuable from time to time in one or more series. Our board of directors will be authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the class A shares of each series, which may include voting rights. The class A shares of each series will rank on par with the class A shares of every other series and will be entitled to preference over the Common Shares and any assets in the event of liquidation, dissolution or our winding up. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the class A shares of all series will participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums that would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

Special Share

The authorized number of Special Shares will be limited to one. The holder of the Special Share will be entitled to receive notice of, to attend and speak at any meeting of our shareholders; however, the holder of the Special Share will not be entitled either to vote at any shareholder meeting or to sign a resolution in writing, other than (i) in respect of the nominee rights described below under the heading "Relationship with ING Groep — Co-operation Agreement — ING Groep Corporate Governance Rights — Special Share Rights— ING Groep Nominees", and (ii) as a separate class (A) pursuant to applicable law and (B) upon any proposed change to the maximum or minimum number of directors. The Special Share will also provide for certain rights with respect to the appointment of our Chief Executive Officer. The rights attaching to the Special Share will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us.

The Special Share will be automatically converted into one Common Share in the circumstances described below under the heading "Relationship with ING Groep— Co-operation

Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Automatic Conversion of Special Share".

No dividends will be declared or paid by ING Canada on the Special Share. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holder of the Special Share will be entitled to receive $1.00 for the Special Share before any distribution of any part of our assets among the holders of our Common Shares, but after any such distribution among the holders of any series of class A shares.

Ratings

On January 20, 2006, the Dominion Bond Rating Service (DBRS) assigned an "A" (low) rating to the long-term Senior Unsecured Debt of the Company, which is the third-highest of the ten rating categories for long-term debt. According to DBRS, debt securities rated "A" are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to "high" or "low" reflects the relative strength within the rating category. The rating trend has been established as stable.

Such a security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The common shares of ING Canada are listed and trade on the Toronto Stock Exchange under the symbol "IIC.LV".

Trading Price and Volume

The following table represents the price ranges and volume traded on the Toronto Stock Exchange of common shares of ING Canada from January 1, 2005 until the Company's financial year-end on December 31, 2005.

Period	Low ($)	High ($)	Volume
2005			
January	28.97	32.55	8,109,955
February	31.80	34.80	7,086,680
March	32.00	35.40	4,052,272
April	32.39	35.09	4,951,786
May	32.40	35.00	4,269,310
June	33.26	34.45	4,721,853
July	33.55	36.39	2,118,921
August	35.31	43.00	5,109,670
September	41.87	45.89	4,419,071
October	43.50	46.13	2,355,900
November	43.60	46.00	2,574,535
December	45.76	53.35	2,958,569

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out, for each of our directors and executive officers, their name, municipality of residence, position with the Company, principal occupation and, if a director, the date on which the person became a director. Unless otherwise noted, each of the directors of the Company will serve until the Annual Meeting of Shareholders, which is scheduled to be held on May 1, 2006. Each director and executive officer listed has held the principal occupation indicated for the past five years except if otherwise indicated hereunder.

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Claude Dussault[4] Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, ING Canada	March 28, 2000
Yves Brouillette[3),(4] Marietta, Georgia, USA	Chairman	Corporate Director	October 10, 1989
Michael W. Cunningham Toronto, Ontario, Canada	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer, ING Canada	-
Claude Désilets Sainte-Julie, Québec, Canada	Senior Vice-President and Chief Actuary	Senior Vice-President and Chief Actuary, ING Canada	-
Françoise Guénette Toronto, Ontario, Canada	Senior Vice-President, Corporate and Legal Services, and Secretary	Senior Vice-President, Corporate and Legal Services, and Secretary, ING Canada	-
Charles Brindamour Toronto, Ontario, Canada	Executive Vice-President	Executive Vice-President, ING Canada	-
Derek Iles Toronto, Ontario, Canada	Executive Vice-President	Executive Vice-President, ING Canada	-
Donald K. Lough Unionville, Ontario, Canada	Executive Vice-President	Executive Vice-President, ING Canada	-
Jacques Valotaire Longueuil, Québec, Canada	Executive Vice-President	Executive Vice-President, ING Canada	-
Marcel Côté[3] Montréal, Québec, Canada	Independent Director	President, Secor Consulting Inc.	December 14, 2004
Robert W. Crispin[4] Scarborough, Maine, USA	Director	Chairman and Chief Executive Officer, ING Investment Management LLC	October 26, 2004
Ivan E.H. Duvar[1),(2] Amherst, Nova Scotia, Canada	Independent Director	President and CEO, MIJAC Inc.	April 19, 2005
Michael A. Mackenzie[1),(2] Cobourg, Ontario, Canada	Independent Director	Executive in residence, Schulich School of Business, York University	December 14, 2004
Eileen Mercier[1] Toronto, Ontario, Canada	Independent Director	Corporate Director	December 14, 2004
Robert Normand[1),(2] Rosemère, Québec, Canada	Independent Director	Corporate Director	December 14, 2004
Louise Roy[3] Montréal, Québec, Canada	Independent Director	Associate Fellow, Center for Interuniversity Research and Analysis on Organizations	December 14, 2004

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Carol Stephenson[(3)] Manotick, Ontario, Canada	Independent Director	Dean, Richard Ivey School of Business, University of Western Ontario	December 14, 2004
Mark A. Tullis[(2)] Atlanta, Georgia, USA	Director	President, Institutional Businesses, ING U.S. Financial Services	August 15, 2000
David A. Wheat[(4)] Duluth, Georgia, USA	Director	Executive Vice-President and Chief Financial Officer, ING Insurance Americas	August 19, 2004

Notes

(1) Denotes member of the Audit and Risk Review Committee

(2) Denotes member of the Conduct Review and Corporate Governance Committee

(3) Denotes member of the Human Resources Committee

(4) Denotes member of the Investment Committee

Claude Dussault. Mr. Dussault is a member of ING Groep's Leadership Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada's Brokerage Network. Over the last 20 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Québec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries. Mr. Dussault is also a director of ING Bank of Canada that reports to the banking arm of ING Groep.

Yves Brouillette. Mr. Brouillette is currently a Corporate Director and a member of the Board of Directors of ING Comercial America. He was, from April 2002 to September 2005, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Québec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Michael W. Cunningham. Prior to his current appointment in January 2002, Mr. Cunningham was the Chief Financial Officer of ING U.S. Worksite Financial Services serving the defined contribution qualified retirement market where he was responsible for all finance functions. Over the last 14 years, Mr. Cunningham has occupied several executive positions within the ING group of companies in North America. Mr. Cunningham received his Bachelor of Science degree in 1970 and his Masters of Business Administration degree in 1973. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Claude Désilets. Mr. Désilets joined the ING group of companies in November 1989 and has occupied his current position at ING Canada since January 1993. Before joining ING, he occupied various actuarial functions for two Canadian Property and Casualty Insurance companies. From 1992 to 1997, Mr. Désilets also taught actuarial science at l'Université de Montréal. Mr. Désilets graduated from l'Université Laval (Québec) in 1982 with a Bachelor of Actuarial Sciences degree and is a Fellow of both the Casualty Actuarial Society and Canadian Institute of Actuaries.

Françoise Guénette. Ms. Guénette has held her current positions with us since joining in 1997. Her current functions also include compliance and she is chair of our risk management committee. Prior to joining us, Ms. Guénette was the Chief General Counsel and Head of Corporate Services for a number of different corporations, including a large bank and a financial group in Canada. She also taught Insurance at l'Université de Montréal. She was Governor of l'Université du Québec from 1988 to 1992 and held various positions at the Conservation and Environmental Board of the Province of Québec between 1988 and 1993, including being Chairman from 1992 to 1993. Ms. Guénette has a law degree from McGill University, and is a member of the Québec Bar and the Law Society of Upper Canada.

Charles Brindamour. Mr. Brindamour has been in charge of our personal lines, commercial lines and claims divisions in addition to planning and corporate development since May 2004. Prior to that time, he held the positions of Senior Vice-President, Personal Lines from October 2001 to May 2004 and Vice President, Finance for ING Canada from September 1999 to October 2001. Over the last 14 years, Mr. Brindamour has occupied several senior and executive positions within the ING group of companies. Mr. Brindamour received his Bachelor of Actuarial Science in 1992 from l'Université Laval (Quebéc) and is an Associate of the Casualty Actuarial Society since 1995.

Derek A. Iles. Mr. Iles has been in charge of our operations in Ontario and in the Western provinces since May 2004. Prior to his current position, Mr. Iles was President, Central/Atlantic Region from 2001, and previously was President and Chief Operating Officer of ING Western Union Insurance Company located in Calgary, Alberta. He has over 25 years of experience in the P&C insurance industry, including branch management. Mr. Iles earned his FCII through the Chartered Insurance Institute in Great Britain and completed the University of Calgary Executive Program in 1987. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Donald K. Lough: Mr. Lough is Executive Vice-President in charge of information technology, human resources, wealth management, marketing, communications and government relations. Prior to his current position, Mr. Lough was President and Chief Executive Officer of ING Halifax Insurance Company from 1990 to 2001. Mr. Lough has over 30 years of experience in the insurance industry including experience in underwriting, marketing and branch management. Mr. Lough has a Bachelor of Commerce degree from Concordia University and has completed the Advanced Executive Education Program from the Wharton School of Business.

Jacques Valotaire. Mr. Valotaire has been our Executive Vice-President in charge of Québec, the Atlantic provinces and BELAIR since May 2004. Over the last 15 years, Mr. Valotaire has held several executive positions within the ING Canada group of companies. Mr Valotaire has been in charge of our operations in Québec since 2001. From 1999 to 2001, Mr. Valotaire was President and Chief Executive Officer of ING Commerce Group and from 1992 until 1999, he was President and General Manager of BELAIR. Mr. Valotaire is a Fellow of the Order of Chartered Accountants and is a graduate of l'Université Laval (Québec). He has also completed the Advanced Executive Education Program from the Wharton School of Business.

Marcel Côté. Mr. Côté is President of Secor Consulting Inc., a Montréal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of

Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Québec. Mr. Côté holds an M.Sc. in Economics from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed as a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Robert W. Crispin. Mr. Crispin is the Chairman and Chief Executive Officer of ING Investment Management LLC and a member of the ING Insurance Americas Committee, which is responsible for all of ING's insurance and investment management activities in the Americas. He has held these positions since 2001. Over the past 33 years, Mr. Crispin has held senior positions with a number of major insurance and financial service companies. He has led a variety of units including investments, finance, distribution, reinsurance, international operations and technology. Mr. Crispin has a Masters of Business Administration degree and is a Chartered Financial Analyst.

Ivan E.H. Duvar. Mr. Duvar is President & CEO of MIJAC Inc. which is a privately held investment company. He also currently holds several Directorships in a variety of sectors including financial services, communications, and manufacturing. He held several positions with Maritime Tel & Tel Limited, including Chairman of the Board (1990 - 2000), and President & CEO (1985 - 1995). Mr. Duvar is a member of the Association of Professional Engineers of Nova Scotia and a Fellow of the Canadian Academy of Engineering; he obtained a Senior Matriculation from the Prince of Wales College in Prince Edward Island, an Engineering Certificate from Mount Allison University in New Brunswick, a Bachelor of Engineering (Elect.) at the Technical University of Nova Scotia, and a Certificate of Industrial Management at the Canadian Institute of Management, St. Mary's University, Nova Scotia. Mr. Duvar has been a director of ING Canada's federal P&C insurance subsidiaries since 1983. He was also a member of the Board of ING Canada from 1993 to 1996, and was re-elected to ING Canada's board on April 19, 2005.

Michael A. Mackenzie. Mr. Mackenzie was an Executive-in-Residence at the Schulich School of Business, York University, Toronto from 1994 to 2004. From 1987 to 1994, Mr. Mackenzie was the Superintendent of Financial Institutions, Canada where he was responsible for the regulation and supervision of banks, trust companies and insurance companies. During this period, he was also a director of the Canadian Deposit Insurance Corporation. From 1957 to 1987, Mr. Mackenzie was a partner at Clarkson Gordon (now Ernst & Young LLP) in Toronto and Montreal, practicing in the areas of auditing and advisory services. Mr. Mackenzie has a Bachelor of Arts from the University of Toronto (Honours History), an MBA from Harvard University (Baker Scholar) and is a Fellow of the Institute of Chartered Accountants, Ontario. Mr. Mackenzie was appointed a member of ING Canada's former Advisory Board in 1999, and was previously a member of the board of directors from 1996 to 1999. Mr. Mackenzie has been a director of our federal P&C insurance subsidiaries since 2002 and of ING Investment Management Inc., the investment management subsidiary of ING Canada, since 2001.

Eileen Mercier. Ms. Mercier's career encompasses 35 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2003, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a member of the board of directors of Hydro One, as well as several business and charitable associations and holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of

ING Bank of Canada that reports to the banking arm of ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

Robert Normand. Mr. Normand is currently a director of a number of publicly traded and private companies in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the Université de Montréal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's P&C insurance subsidiaries since 2002.

Louise Roy. Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together businesses and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the Université de Montréal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Carol Stephenson. Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of other boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our Board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Mark A. Tullis. Prior to joining ING Canada in January 2006 to facilitate the transition to his appointment effective April 1, 2006 as Senior Vice-President and Chief Financial Officer, Mr. Tullis was President of Institutional Businesses of ING Americas, and has held several other senior executive positions since joining ING Americas in September 1999. Prior to joining the ING group of companies, Mr. Tullis was Executive Vice-President and Chief Actuary with Primerica, a subsidiary of Citigroup, from 1994 to 1999, where he was responsible for financial reporting, actuarial functions and reinsurance functions in connection with various Primerica companies. Mr. Tullis has more than 29 years experience in senior positions within the insurance industry. Mr. Tullis holds a Bachelor of Mathematical Sciences degree. Mr. Tullis has been a director of ING Canada's federal P&C insurance subsidiaries since 2000.

David A. Wheat. Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Insurance Americas since August 2004. From April 2003 to August 2004, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's P&C insurance subsidiaries since August 2004.

Mark Tullis and Michael Mackenzie will not be standing for re-election to the Board of Directors. Management intends to present a motion at the Annual Meeting to recognize their past contributions to the development of the Company and its subsidiaries.

Mark Tullis succeeds Mike Cunningham as Senior Vice-President and Chief Financial Officer of ING Canada on April 1, 2006. The Company offers its thanks to Mike Cunningham for his dedication and service to the Company and thanks Mr. Tullis for his contributions to the Board. As part of his appointment to the senior management team, Mr. Tullis took up residence in Toronto, Ontario in January 2006, where he began working to ensure a smooth transition in anticipation of Mr. Cunningham's retirement.

The Company offers its sincere thanks to Michael Mackenzie for his important contribution to the development and progress of the Company, particularly in the compliance sector, including his membership on the Audit and Risk Review Committee, leadership on the Conduct Review and Corporate Governance Committee, and his acting as liaison director between the Board and its Committees, with management and the majority shareholder.

Committees of the Board of Directors

Our board of directors has established three committees which are described below. Our board of directors and the boards of directors of our P&C insurance subsidiaries ensure that the composition of their committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit and Risk Review Committee

The Audit and Risk Review Committee is composed of Ivan E.H. Duvar, Michael A. Mackenzie, Eileen Mercier and Robert Normand, each of whom is independent and financially literate. The Mandate of the Audit and Risk Review Committee is attached as **Appendix A** to this Annual Information Form.

External Auditor Service Fees
(in thousands of dollars)

	2005	2004
Audit Fees[(1)]	792	920
Audit-Related Fees[(2)]	483	123
Tax Fees[(3)]	55	100
All Other Fees[(4)]	260	318
Total	1,590	1,461

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with our initial public offering and other statutory audit requirements in 2004.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits.

(4) All other fees include fees for other services not included in the preceding categories, primarily audit services for the ING Funds and the translation of financial reports.

Conduct Review and Corporate Governance Committee

Our conduct review and corporate governance committee ensures that management has established procedures to ensure that permitted transactions with "related persons" are on terms and conditions at least as favourable as market. The committee's responsibilities include reviewing applicable procedures and their effectiveness as well as our practices to ensure that related party transactions that may have a material effect on our stability or solvency are identified. The conduct review and corporate governance committee also reviews our compliance programs that cover market conduct, ombudsman office, privacy office, conflict of interest, relationships with clients and brokerages and relationships with regulatory authorities. This committee reports to our board of directors on related party transactions and other matters. The committee monitors ongoing developments regarding corporate governance and may seek independent expert advice when appropriate.

Human Resources Committee

Our human resources committee reviews and makes recommendations to the directors regarding nominations of our directors and the appointment of our chief executive officer, employee compensation matters including in respect of pension funds, any equity or other compensation plan for our officers and succession planning. This committee is also responsible for reviewing annually the performance of our chief executive officer and evaluating his total compensation in relation to his performance against established goals and strategies. The committee also periodically assesses the performance of our board of directors and its committees.

Other Committees

Our board of directors has also established three other committees composed of members of senior management (and, in the case of the investment committee, of directors) that report to our board of directors or one of its committees. These management committees are the risk management committee, the investment committee, and the pension funds committee which makes recommendations to the human resources committee in respect of pension funds benefits and also monitors the investments of the pension funds.

Shareholdings of Directors and Executive Officers

To the knowledge of ING Canada, as at December 31, 2005, the directors and executive officers of ING Canada as a group, beneficially owned, directly or indirectly, or exercised control or direction over 70,257 of the outstanding common shares of ING Canada, representing 0.52% of the total number of common shares of the Company issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand,* a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the *Companies' Creditors Arrangement Act* (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

Conflicts of Interest

To the knowledge of ING Canada, no director or executive officer of ING Canada has an existing or potential material conflict of interest with ING Canada or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ING Groep and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with us. Some of these transactions and arrangements are material. Prior to the Offering, all of our Common Shares were owned, directly or indirectly, by ING Groep. We and our operating subsidiaries have numerous reinsurance agreements in effect, some of which include ING Re as a party. These agreements provide us with reinsurance coverage in the normal course of business and on normal market terms. See Note 8 to our audited consolidated financial statements for the year ending December 31, 2005. Please also refer below to the heading "Relationship with ING Groep".

INTERESTS OF EXPERTS

Ernst & Young LLP ("E&Y LLP") is the Auditor of the Company. The Company's consolidated financial statements as at December 31, 2004 and December 31, 2005 were filed under National Instrument 51-102 in reliance on the report from E&Y LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

E&Y LLP is independent in accordance with the Rules of Professional Conduct established by the Canadian Institute of Chartered Accountants.

RELATIONSHIP WITH ING GROEP

Co-operation Agreement

The Co-operation Agreement, dated as of December 15, 2004 between ING Groep and ING Canada and concluded for good and valuable consideration, governs the principal terms of our ongoing relationship with ING Groep following the Offering.

ING Groep Corporate Governance Rights

Special Approval Rights of ING Groep

For so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep (the "Approval Right") to take any of the following actions, whether directly or indirectly through a subsidiary:

(a) consolidate or merge into or with another entity or enter into any other similar business combination, other than a consolidation, merger, or other similar business combination of any of our wholly-owned subsidiaries into or with us or into or with another one of our wholly-owned subsidiaries;

(b) liquidate, dissolve or wind up the Company or any of our operating subsidiaries;

(c) acquire any assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions, provided that the Approval Right will not apply to any acquisition made by us or one of our subsidiaries on the exercise of our right of first refusal provided in the Non-Competition Agreement (see section below entitled "Relationship with ING Groep — Non-Competition Agreement");

(d) sell, transfer, lease, pledge or otherwise dispose of any of our assets, business or operations or any of our subsidiaries' assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions; or

(e) change our policy with respect to the declaration and payment of any dividends on the Common Shares.

Up until the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep to approve any annual business plan of us and our subsidiaries on a consolidated basis and any amendments to, or any material departure from, such business plan. On and after the date that ING Groep first ceases to beneficially own less than one-half of the outstanding Common Shares and until the date that ING Groep first ceases to beneficially own at least one third of our Common Shares, we will be required to consult with ING Groep with respect to the preparation of our annual consolidated business plan and any amendments to, or any material departure from, such business plan; however, ING Groep will no longer have the right to approve any such business plan or any amendments to or material departures from any such business plan.

Special Share Rights

The Special Share terms provide that only one such share may be authorized for issuance and, pursuant to the Co-operation Agreement, it will be issued to ING Groep or one of its wholly-owned subsidiaries. The Special Share provides additional rights to ING Groep with respect to our corporate governance, as described below.

(i) ING Groep Nominees

The attributes of the Special Share provide, among other things, that ING Groep, as the beneficial owner of the Special Share, will be entitled to nominate and elect a certain number of directors to our board, as determined by the number of Common Shares that the holder of the Special Share beneficially owns from time to time. Accordingly, for so long as the holder of the Special Share beneficially owns a specified number of Common Shares, the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, will be entitled to nominate and elect a specified proportion of our directors (disregarding any fractional number of directors) to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed, as set out in the table below.

Common Share Ownership	**Proportion of Total Number of Directors**
Not less than 33 1/3%	5/12
Less than 33 1/3% but not less than 30%	1/3
Less than 30% but not less than 25%	1/4
Less than 25% but not less than 20%	1/6
Less than 20% but not less than 10%	1/12

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share to elect a specified number of our directors will be subject to our obligation to comply with applicable director independence rules, including those of the TSX, applicable securities regulators and insurance regulators, including any insurance regulatory rules that apply to any of our subsidiaries as if such rules applied to us. The rights of the holder of the Special Share to nominate and elect directors will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described in the section below entitled "Relationship with ING Groep — Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Loss of Special Share Rights".

The Co-operation Agreement also provides that during such time as ING Groep beneficially owns the Special Share, it will not take any action as a shareholder that would result in there being nominees of ING Groep in numbers greater than those to which it is entitled under the terms of the Special Share and the Co-operation Agreement. Further, for so long as ING Groep is entitled to nominate and elect directors pursuant to the Special Share, ING Groep will agree to vote its Common Shares in favour of all nominees for our board set forth in any management proxy circular to be elected by holders of our Common Shares.

(ii) Appointment of Chief Executive Officer

The Special Share provides that until the date that the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, first ceases to beneficially own at least one-half of the outstanding Common Shares, our Chief Executive Officer will be appointed by our board of directors on an annual basis, or sooner in the event such officer resigns or otherwise ceases to hold office prior to such time, from among the directors elected by ING Groep, as the beneficial owner of the Special Share. The Co-operation Agreement provides that on and after the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares and until the date that it first ceases to beneficially own at least one-third of the outstanding Common Shares and provided that it beneficially owns the Special Share, we will be required to consult with ING Groep with respect to the selection of our Chief Executive Officer. However, any decision concerning the appointment of our Chief Executive Officer will be made by our board of directors. The rights of the holder of the Special Share with respect to the appointment of our Chief Executive Officer will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights — Special Share Rights— Loss of Special Share Rights".

(iii) Automatic Conversion of Special Share

The Special Share will be automatically converted into one Common Share concurrently with (i) any transfer to a non-wholly-owned subsidiary of ING Groep, (ii) the time that any wholly-owned subsidiary of ING Groep who, at the relevant time, holds the Special Share is no longer a wholly-owned subsidiary of ING Groep, (iii) the time that the holder of the Special Share first ceases to beneficially own at least 10% of the outstanding Common Shares, or (iv) in the event that the Co-operation Agreement is terminated in certain circumstances.

(iv) Loss of Special Share Rights

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share, including its rights with respect to the nomination and election of directors and the appointment of the Chief Executive Officer, will not apply for as long as ING Groep or any of its affiliates, or any combination thereof, competes with us in a Business (as defined below) in the ING Canada Territory (as defined below).

(v) Other Attributes of the Special Share

See above under the heading "Description of Share Capital" for further information concerning the rights, privileges, restrictions and conditions attaching to the Special Share.

Maintenance Right in Favour of ING Groep

ING Groep will have the right (the "Maintenance Right"), subject to applicable law, exercisable until the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, to participate in future offerings and other issuances of Common Shares or securities convertible into Common Shares (subject to certain exceptions, including any grant of incentive options, the issue of Common Shares on the exercise of such options and Common Shares issuable in a rights offering) by purchasing that number of securities in the offering necessary for ING Groep to maintain its relative beneficial ownership interest of Common Shares (on a fully diluted basis in the case of an offering of convertible securities). In respect of each exercise of the Maintenance Right for any issuance, ING Groep will acquire its securities on the same terms and conditions, including with respect to the price per security, subject to any requirements of stock exchange rules or applicable securities regulators, as is provided in the issuance in respect of which the Maintenance Right is exercised. ING Groep will not be entitled to exercise the Maintenance Right in respect of any offering in which it exercises its rights under the Registration Rights Agreement.

Other Services and Rights Provided in Co-operation Agreement

The Co-operation Agreement also includes terms and conditions to govern the ongoing relationship between us and ING Groep with respect to our business.

Information Sharing

As ING Groep intends to account for its investment in us using the consolidation or equity method of accounting, for so long as it beneficially owns not less than one-third of the outstanding Common Shares, we will agree to provide to ING Groep certain financial and other information to assist ING Groep to satisfy its ongoing financial reporting and other obligations and internal risk management procedures. During this period, we will also co-ordinate with ING Groep with respect to public disclosure of information.

Other Services and Associated Costs

The Co-operation Agreement provides that we will negotiate in good faith with ING Groep to reach mutual agreement on services that we provide to each other and other arrangements and practices between us and which are not explicitly addressed in the Co-operation Agreement. The Co-operation Agreement will also include provisions specifically addressing, for so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, (i) the continuance of directors' and officers' insurance and catastrophe re-insurance for our benefit and that of our subsidiaries (provided in each case that ING Groep maintains such coverage for the benefit of members of the Group generally), and (ii) our continued participation in existing vendor purchasing arrangements, to the extent permitted by the applicable underlying contract (including a covenant by ING Groep to ensure our continued involvement in the event of any renewal, provided that ING Groep will not be prevented from terminating arrangements with vendors and suppliers in the ordinary course of its business). In the event that ING Groep beneficially owns less than one-half of the outstanding Common Shares, we will be required to reimburse ING Groep for any additional cost of including us and our subsidiaries in the arrangements referred to in (i) and (ii) above which is attributable to ING Groep no longer holding at least one-half of the outstanding Common Shares. In addition to the foregoing, for so long as ING Groep beneficially owns not less than one-half of the outstanding Common Shares, we will be obligated to first seek any necessary borrowing under ING Groep's credit facilities in effect from time to time, except that we may borrow from other sources if ING Groep is unwilling or unable to provide such financing under ING Groep's credit facilities.

Until the last day in the fiscal quarter in which ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (the "Trigger Date"), subject to a 24 month transition period following such date, the Group, on the one hand, and we and our subsidiaries, on the other hand, are to continue to provide each other with any and all administrative and other services (unless otherwise specifically agreed in writing) which have been, consistent with past practices, provided to each other. The provider of such services is to be reimbursed by the user of such services for all costs, fees and expenses incurred and such costs, fees and expenses will not exceed the rates for such services established between us for 2004, subject only to reasonable increases to account for inflation. In addition, any new services to be provided will bear a cost to be agreed between us and ING Groep. Following the Trigger Date, we are to enter into one or more agreements with ING Groep on commercially reasonable terms to govern the provision of such services during the transition period.

Other Contractual Provisions

Indemnification

We and ING Groep will be required to indemnify each other and our respective subsidiaries (including the officers, directors, employees and agents of each) against specified losses suffered by the other as a result of a breach by the indemnifying party of the Co-operation Agreement. In addition, we are to indemnify ING Groep against losses suffered by the Group (including the officers, directors, employees and agents of each) as a result of any misrepresentation or omission contained in any public filing made by any member of the Group, but only with respect to information, if any, provided by us or any of our subsidiaries in writing to any member of the Group on or after the date of the Co-operation Agreement and relating to information, facts or circumstances arising on or after the date of the Co-operation Agreement expressly for use in such filing and which is, or would be required to be, included in any public filing by us or any of our subsidiaries.

Termination

On the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, the right of ING Groep to approve any of our annual consolidated business plans and any amendments to, or any material departure from, such business plans, will terminate. On the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, the Approval Right, the Maintenance Right and the consultation rights with respect to the preparation of our consolidated business plan and the appointment of our Chief Executive Officer will terminate. The Co-operation Agreement itself will terminate on the date on which ING Groep first ceases to beneficially own at least 10% of the outstanding Common Shares, provided that certain specified provisions concerning indemnification, access to historical records, dispute resolution and confidentiality are to survive in accordance with their terms.

Obligations Subject to Applicable Law

The Co-operation Agreement provides that nothing therein will require us or any of our subsidiaries to take or omit to take any action that would cause us or any of our subsidiaries to be in breach of any laws or regulations applicable to us or any of our subsidiaries.

Non-Competition Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada entered into a Non-Competition Agreement to prohibit competition between the Company and ING Groep with respect to the operation, directly or indirectly, of a property and casualty insurance business in certain geographic areas during the Restricted Period (as defined below). Pursuant to the terms of the Non-Competition Agreement, ING Groep will not, directly or indirectly, compete with us or our subsidiaries in Canada and any other jurisdiction in which we carry on a Business and in which ING Groep has agreed not to compete with us (the "ING Canada Territory") in the direct or indirect operation of a property and casualty insurance business and any ancillary business, including manufacturing and distribution (the "Business") during the period commencing on the date of the Non-Competition Agreement and terminating two years after the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (such period being referred to as the "Restricted Period"). In addition to the foregoing, ING Groep will not, during the Restricted Period, directly or indirectly solicit our clients to provide them with competing products, nor will it solicit certain of our senior employees or members of our distribution channel.

We will agree that we will not during the Restricted Period, directly or indirectly, compete with ING Groep with respect to the Business carried on by ING Groep, directly or indirectly, in those jurisdictions (other than the ING Canada Territory) in which such Business is carried on by ING Groep from time to time.

Except in certain specific circumstances, during the Restricted Period neither ING Groep nor any of its affiliates (other than us and our subsidiaries) will be permitted to acquire, directly or indirectly, any business that carries on a Business in the ING Canada Territory (such Business referred to herein as a "Competing Business"). ING Groep will only be permitted to make such an acquisition in the context of a larger acquisition and only if (i) the Competing Business comprises less than 15% of the total assets and revenues, respectively, of the aggregate assets and revenues, respectively, of the business to be acquired by ING Groep, and (ii) we are given a right of first refusal to acquire the Competing Business, on the terms and conditions set out in the Non-Competition Agreement. If we do not exercise our right or we are unable to come to terms on such acquisition, then ING Groep will be permitted, in certain circumstances, to acquire the

Competing Business, provided that ING Groep will be required to divest the Competing Business within two years and will not at any time be permitted to use the ING brand in connection with such Competing Business. In addition, until the Competing Business is divested from ING Groep, the rights to which ING Groep, as beneficial owner of the Special Share, would otherwise be entitled under the Special Share will not apply and ING Groep will be required to cause its nominees on our board to resign. Further, ING Groep will be required to take all appropriate steps to ensure that none of its nominees on our board serve on the board of, or participate in, the Competing Business. ING Groep will also be prohibited from using any information about us, other than information that we publicly disclose, in connection with the ownership and operation of the Competing Business.

Registration Rights Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada and ING Groep entered into a Registration Rights Agreement, which will provide ING Groep with the right to require us to qualify by prospectus Common Shares beneficially owned by ING Groep for distribution to the public in Canada.

During such time as we are a reporting issuer in Canada and until such time that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, ING Groep will be entitled to participate in any future prospectus offering of Common Shares that we initiate, provided that the Common Shares that ING Groep desires to sell in any such offering are not to exceed 15% of the total number of Common Shares (including Common Shares issuable upon exercise of any over-allotment option) that are subject to the offering. ING Groep will not be entitled to exercise its rights under the Registration Rights Agreement in respect of any offering in which it exercises its Maintenance Right under the Co-operation Agreement.

In addition to the foregoing, during such time that ING Groep is unable to sell all or any of its Common Shares without such sale being considered a "control distribution", requiring that we, absent an exemption from such requirement, file a prospectus and obtain a receipt therefor, ING Groep may demand once each calendar year, commencing 180 days after the closing of the Offering, that we file a prospectus and obtain a receipt therefore provided such demand relates to all of the Common Shares that it beneficially owns or, alternatively, such demand will result in a minimum offering size of $100.0 million. We will be entitled to defer any such demand in certain circumstances for a limited period.

In any completed offering in which ING Groep participates, the parties will bear their expenses in proportion to the number of Common Shares sold by each in the offering, provided that if a party initiates an offering that is not completed, other than as a result of an act or omission by the other party, the initiating party must bear all expenses of or incidental to matters in connection with the distribution.

MATERIAL CONTRACTS

Other than the Underwriting Agreement relating to the sale of Common Shares and exercise of an Over-Allotment Option disclosed in the Company's Annual Information Form filed on March 29, 2005, the Acquisition Agreement relating to the acquisition of Allianz Canada and referred to above under the heading "Description of the Business – Three Year History", and the Co-operation Agreement, the Trade-Mark Licence Agreement, the Non-Competition Agreement and the Registration Rights Agreement referred to under "Relationship with ING Groep" above, particulars of which can be found elsewhere in this Annual Information Form under the designated headings, we have not entered into any material contracts during the most recently completed financial year and none are still material and in effect since January 1, 2002, other than contracts entered into in the ordinary course of business.

LEGAL PROCEEDINGS

In the normal course of carrying on our business, we become the subject of claims and are involved in various legal proceedings. We are not currently involved in any material legal proceedings, nor are we aware of any pending or threatened proceedings, that we believe would have a material adverse effect upon our financial condition or results of operations. We believe we have established adequate reserves in respect of legal proceedings to which we are a party.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its offices in Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax.

ADDITIONAL INFORMATION

Additional information on ING Canada may be obtained from our website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005, both of which are contained in the 2005 Annual Report. All of these documents are accessible through SEDAR.

The Management Proxy Circular dated March 27, 2006 enclosed with the Notice of the Annual Meeting of Shareholders dated March 27, 2006 for the meeting scheduled for May 1, 2006 contains additional information including the remuneration and indebtedness of directors and executive officers as well as information regarding the principal holder of ING Canada shares.

To obtain a copy of the aforementioned documents as well as this Annual Information Form, at no cost, please contact the Secretary's Office of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone at (416) 941-5149, or by fax at (416) 941-5322, or at 1611, Crémazie Boulevard East, 10th Floor, Montréal, Québec, H2M 2R9, or by telephone at (514) 985-7111, ext. 8367 or by fax at (514) 842-6958; you may also contact the Investor Relations Department of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, by telephone toll-free within North America at 1-866-778-0774 ((416) 941-5181 outside North America), or by fax at (416) 941-0006.

SCHEDULE A

Mandate of the Audit and Risk Review Committee

ING Canada Inc. and its P&C Insurance Companies

I. Purpose

The Audit and Risk Review Committee (the "Committee") is responsible for monitoring and evaluating the integrity of the Financial Statements and in this regard monitors and supervises the financial reporting process, internal controls and risk management programs of ING Canada Inc. and its subsidiaries (the "Company"), as well as their implementation.

II. Composition

The Committee is composed of a minimum of three members of the Board of Directors as designated by the Board. Each member of the Committee, including the Chair, is independent, subject to applicable legislation and rules. Each Committee member is, or will become within a reasonable period, financially literate.

III. Process and Operations

The Committee meets at least four (4) times per year and otherwise as needed. The external auditor is entitled to receive notice of, attend and be heard at each meeting of the Committee. After each meeting, the Committee reports to the Board of Directors on matters reviewed by the Committee. The Committee may call a meeting of the Board of Directors to consider any matter of concern to the Committee.

IV. Mandate

1. Responsibility for Financial Statements, Filings, Returns and Disclosures

The Committee reviews the following financial information of the Company:

- reports of the internal auditor
- reports of the external auditor
- reports of the chief actuary
- returns of the P&C companies as specified by the Superintendent of Financial Institutions and other authorities
- investments and transactions and any other situations or events that could adversely affect the well-being of the Company
- reports of actual or threatened litigation
- reports of improprieties or suspected improprieties with respect to accounting and other matters that may affect financial reporting
- any other report that by law or practice, or under specific circumstance must be submitted to the Committee.

In particular, the Committee reviews the Company's annual and quarterly financial statements and related management discussion and analysis. The Committee meets with the internal and the external auditor and the chief actuary to discuss the financial statements and returns, and the Committee approves or recommends such statements and returns to the Board of Directors for its approval.

With regards to the Committee's oversight function over financial disclosure, the Committee reviews the Company's annual and interim earnings press releases before the Company publicly discloses this information. In addition, the Committee reviews and approves the policies and procedures in place for the review of financial disclosures prior to their public release, including certification process and certification by the CEO and the CFO as required by applicable legislation.

In executing its responsibility, the Committee also monitors the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure.

2. Responsibility for Internal Controls

The Committee oversees the quality and integrity of the Company's internal controls and procedures. The Committee requires management to design, implement and maintain internal controls and procedures appropriate to the Company and to make periodic reports to the Committee on the status of such controls and procedures. The Committee meets with the chief internal auditor, or the employee acting in this capacity, and with management to discuss the effectiveness of the internal control procedures established for the Company. The Committee receives management's reports on such controls and procedures, and it reviews, evaluates and approves such procedures.

The Committee also establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Company for concerns regarding accounting or auditing matters.

3. Risk Management

The Committee oversees the Company's risk management policy and procedures. The Committee reviews the risk management program and practices, including a review of the Company's trends and key risks positions and exposures. The Committee receives the Key Risks List and reports on Risk Management on a periodic basis. The Committee evaluates the Company's compliance with key operational risk policies and limits.

<u>V. Relationship with External Auditor and other Experts</u>

In order to facilitate the Committee's oversight function over the Company's financial reporting and disclosure, internal controls and risk management programs and procedures, the Committee has direct access to the chief internal auditor, the external auditor, the chief actuary, the risk management officers and other experts and may have private meetings with any of them.

The Committee recommends to the Board of Directors the appointment of the external auditor responsible for preparing and issuing an auditor's report or performing other audit, review or attest services for the Company. The Committee approves the independent audit fees and pre-approves non-audit related services and fees; the Committee may also delegate this function to a member of the Committee. The Committee ensures the qualifications, performance and independence of the external auditor.

The external auditor reports directly to the Committee. The Committee oversees the work of the external auditor, receives its recommendations, and approves them or submits them to the Board of Directors for approval as the case may be.

The Committee has the authority to retain outside counsel or other experts to assist it in performing its functions, and it has the authority to set and have the Company pay compensation for any advisors it retains.

Approved by the Boards of Directors of ING Canada Inc. and its subsidiaries on February 23, 2005.

SCHEDULE B

Glossary of Selected Insurance Terms

Agent	An intermediary appointed by an insurer to procure applications for insurance, receiving a commission from the insurer for policies written.
Allocated loss adjustment	The expenses of settling claims that are charged to a particular file, including expenses (ALAE) legal and other fees. The salary of the insurer's claims adjuster is not included in "allocated loss adjustment expenses". ALAE are also referred to as allocated claim expenses.
Assume	To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.
Assumed reinsurance	The acceptance of a portion of the liability underwritten by a primary insurer.
Broker	A person or firm who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer's capacity generally depends on its share capital and reserves, and on its premium income.
Case reserves	The liability established to reflect the estimated cost of reported but unpaid claims and claims expenses that the insurer will ultimately be required to pay.
Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.
Cede; ceding company	When a party reinsures its liability with another, it "cedes" business and is referred to as the "ceding company".
Claim	The amount demanded under a policy of insurance or reinsurance arising from the loss relating to an insured event. A claim is also referred to as a loss.
Claim expenses	The expenses of settling claims, including allocated loss adjustment expenses and unallocated loss adjustment expenses. Claim expenses are also referred to as loss adjustment expenses (LAE).
Claim reserves	The total of case reserves and IBNR.
Claims incurred	The total claim reserves and claim expenses at the end of an accounting period plus all claims paid during that period, minus the total claim reserves at the beginning of the period. Claims incurred are also referred to as losses incurred.

Claims ratio	Claims and claim expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. Loss ratio is also referred to as claims ratio.
Combined ratio	The sum of the claims ratio and the expense ratio, determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.
Commissions ratio	Commissions incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Direct premiums written	The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.
Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.
Expense ratio	Expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Facility Association	A mandatory pooling arrangement among all industry participants that provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase that coverage from private insurers.
General expenses ratio	General and administrative expenses incurred in operating a business during a defined period and expressed as a percentage of net earned premiums for the same period.
General liability insurance	Insurance which is primarily concerned with losses caused by negligent acts and/or omissions of the insured in the conduct of its business resulting in bodily injury and/or property damage to third parties, injury resulting from the use of a product manufactured or distributed by a business, or injury occurring in the general operation of a business.
Gross premiums written	Total premiums for insurance written, including assumed reinsurance, during a given period.
Incurred but not reported (IBNR)	A combination of reserves for estimated losses that have been incurred but (IBNR) reserve not yet reported and a reserve for future developments on losses which have been reported.
Inland marine	A broad type of insurance generally covering moveable property and consisting of articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewellery, furs, fine arts and others.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such "event" may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.
Loss adjustment expenses	The expenses of settling claims, including allocated loss adjustment expenses (LAE) and unallocated loss adjustment expenses. LAE are also referred to as claim expenses.
Loss ratio	See claims ratio.
Minimum Capital Test (MCT)	A financial ratio calculated by the Office of the Superintendent of Financial Institutions to assist in monitoring the financial condition of property and casualty insurance companies.
Net premiums earned	The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cession of reinsurance.
Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Premium tax	A tax paid by insurance companies to provincial governments calculated as a percentage of gross premiums written.
Premium taxes ratio	Premium taxes incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.
Rates	Amounts charged per unit of insurance.
Redundancy (deficiency)	Claims reserves are re-evaluated at different points in time. An increase from the initial estimate indicates a deficiency and a decrease indicates a redundancy.
Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.
Retention	The amount or portion of risk that an insurer retains for its own account.
Return on Equity (ROE)	After-tax net income taken as a percentage of shareholders' equity over the last twelve months from the date indicated.
Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to claim the right to recover the amount of the loss from another who is legally liable for it.
Unallocated loss adjustment	The expenses of settling claims that are not directly related to any particular expenses (ULAE) claim, including salaries and other overhead costs of the insurer's claims department. ULAE are also referred to as unallocated claim expenses.
Underwriter	An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
Underwriting	The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums; also refers to the acceptance of such coverage.
Underwriting capacity	The maximum exposure that an insurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.
Underwriting profit	The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and all general and administrative expenses.
Unearned premium reserves	The net premiums written of an insurer relating to that portion of the term of (UPR) its insurance policies which fall within subsequent periods and which is deferred to such subsequent periods.

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